UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the six months ended June 30, 2022
Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
(Exact name of Registrant as specified in its charter)
BANK BILBAO VIZCAYA ARGENTARIA, S.A.
(Translation of Registrant’s name into English)

Calle Azul, 4
28050 Madrid
Spain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ]	No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ]	No [X]

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
This Form 6-K is incorporated by reference into BBVA’s Registration Statements Nos. 333-240248, 333-228053, 333-217073, 333‑208728, 333‑199835, 333-191625, 333-185538 and 333-178186 on Form S-8 filed with the Securities and Exchange Commission.

CERTAIN TERMS AND CONVENTIONS
The terms below are used as follows throughout this report:
•“BBVA”, the “Bank”, the “Company”, the “Group”, the “BBVA Group” or first person personal pronouns, such as “we”, “us”, or “our”, mean Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.
•“BBVA Mexico” means Grupo Financiero BBVA Bancomer, S.A. de C.V. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.
•“Consolidated Financial Statements” means our audited consolidated financial statements as of and for the years ended December 31, 2021, 2020 and 2019, prepared in compliance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”) and in accordance with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain’s Circular 4/2017 (as defined herein).
•“Garanti BBVA” means Türkiye Garanti Bankası A.Ş., and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.
•“Latin America” refers to Mexico and the countries in which we operate in South America and Central America.
•“Unaudited Condensed Interim Consolidated Financial Statements” means our unaudited condensed interim consolidated financial statements as of June 30, 2022 and December 31, 2021 and for the six months ended June 30, 2022 and June 30, 2021 prepared in accordance with International Accounting Standard 34 (IAS 34) as issued by the IASB and adopted by the European Union (“EU”).
•“2021 Form 20-F” means our Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on March 4, 2022.
In this report, “$”, “U.S. dollars”, and “dollars” refer to United States Dollars and “€” and “euro” refer to Euro.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “target”, “goal”, “objective” and similar expressions or variations on such expressions and includes statements regarding future growth rates. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. The accompanying information in this report on Form 6-K, including, without limitation, the information under the items listed below, identifies important factors that could cause such differences:
•“Item 4B. Business Overview”;
•“Item 4E. Selected Statistical Information”; and
•“Item 5. Operating and Financial Review and Prospects”.
Other important factors that could cause actual results to differ materially from those in forward-looking statements include the factors identified in “Item 3. Key Information—Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our 2021 Form 20-F and the following, among others:
•the deterioration of economic conditions or the alteration of the institutional environment of the countries in which we operate, especially Spain, Mexico and Turkey, including any adverse developments, or the perception that such developments may occur, regarding credit quality, public debt sustainability and sovereign ratings, particularly Spain’s, among other factors;
•the intensity of geopolitical and economic risks in recent years as a result of, among other factors, US-China trade tensions, Brexit, the rise of populism and, more recently, Russia’s invasion of Ukraine, which has led to significant disruption, instability and volatility in global markets, as well as higher inflation (including by contributing to further increases in the prices of energy, oil and other commodities and further disrupting supply chains) and lower or negative growth;
•the impact of the coronavirus (COVID-19) pandemic, new waves of contagion, the emergence of new strains, and the measures adopted by governments and the private sector in connection therewith on our business and the economy;
•changes or volatility in interest rates, foreign exchange rates, asset prices, equity markets, commodity prices, inflation or deflation and, in particular, as of the date of this report, the depreciation of the currencies of the non-euro geographies in which we operate, increased inflation, stagflation due to more intense or prolonged supply crises, interest rate cuts in Turkey (which may affect our margins) and interest rate increases in other geographies (which may impact default rates);
•our ability to comply with various legal and regulatory regimes and the impact of changes in applicable laws and regulations, including increased capital, resolution, liquidity and provision requirements and taxation;
•the monetary, interest rate and other policies of central banks, and the trade, economic and other policies of governments, in the EU, Spain, Mexico, Turkey, the United States and elsewhere;
•adverse developments in emerging economies, in particular Latin America and Turkey, including unfavorable political and economic developments, social instability and changes in governmental policies, including expropriation, nationalization, exchange controls or other limitations on the distribution or repatriation of dividends, international ownership legislation, interest rate caps, fee caps and tax policies;
•the success of our acquisitions and investments (including our acquisition in May 2022 of an additional 36.12% stake in Garanti BBVA, which has resulted in BBVA’s stake in Garanti BBVA increasing to 85.97%), divestitures (including the sale in June 2021 of BBVA USA as well as other companies of the BBVA Group in the United States with activities related to the banking business), mergers, joint ventures and strategic alliances;
•adjustments in the real estate markets in the geographies in which we operate, in particular in Spain, Mexico and Turkey;

•the effects of competition in the markets in which we operate, which may be influenced by regulation or deregulation affecting us or our competitors, and our ability to implement technological advances;
•changes in consumer spending and savings habits, including changes in government policies which may influence spending, saving and investment decisions;
•our ability to continue to access sources of liquidity and funding, including public sources of liquidity such as the funding provided by the European Central Bank (“ECB”) under its programs, and our ability to receive dividends and other funds from our subsidiaries;
•our ability to hedge certain risks economically;
•downgrades in our credit ratings or in sovereign credit ratings, particularly Spain’s credit ratings;
•our ability to address physical, regulatory, reputational, transition and business risks associated with climate change and emerging and developing environmental, social and governance standards;
•our ability to make payments on certain substantial unfunded amounts relating to commitments with personnel;
•the performance of our international operations and our ability to manage such operations;
•weaknesses or failures in our Group’s internal or outsourced processes, systems (including information technology systems) and security;
•weaknesses or failures of our anti-money laundering or anti-terrorism programs, or of our internal policies, procedures, systems and other mitigating measures designed to ensure compliance with applicable anti-corruption laws and sanctions regulations;
•security breaches, including cyber-attacks and identity theft;
•the outcome of legal and regulatory actions and proceedings, both those to which the Group is currently exposed and any others which may arise in the future, including actions and proceedings related to former subsidiaries of the Group or in respect of which the Group may have indemnification obligations;
•actions that are incompatible with our ethics and compliance standards, and our failure to timely detect or remedy any such actions;
•uncertainty surrounding the integrity and continued existence of reference rates and the transition away from the Euro Interbank Offered Rate (EURIBOR), Euro OverNight Index Average (EONIA) and London Inter-bank Offered Rate (LIBOR) to new reference rates;
•our success in managing the risks involved in the foregoing, which depends, among other things, on our ability to anticipate events that are not captured by the statistical models we use; and
•force majeure and other events beyond our control.
Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business, strategy or expectations, including as a result of the occurrence of unanticipated events.

PRESENTATION OF FINANCIAL INFORMATION
Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in conformity with EU-IFRS. The Bank of Spain issued Circular 4/2017 of November 27, 2017 (“Circular 4/2017”), on Public and Confidential Financial Reporting Rules and Formats, which requires Spanish credit institutions to adapt their accounting system to the principles derived from the adoption of EU-IFRS.
There are no differences between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2017 and IFRS-IASB as of the dates and for the periods presented. The Unaudited Condensed Interim Consolidated Financial Statements included in this report on Form 6-K are in compliance with IAS 34 as issued by the IASB, and adopted by the EU and required to be applied under the Bank of Spain’s Circular 4/2017.
For a description of our critical accounting policies, see Note 2 to our Unaudited Condensed Interim Consolidated Financial Statements, “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies” in our 2021 Form 20-F and Note 2.2.1 to our Consolidated Financial Statements.
The financial information as of December 31, 2021 and for the six months ended June 30, 2021 included herein and in the Unaudited Condensed Interim Consolidated Financial Statements may differ from previously reported financial information as of such date and for such period in previously filed reports as a result of certain of the modifications referred to in the sections Changes in Accounting Policies and Changes in Intra-Group Adjustments herein.
Hyperinflationary economies - Turkey
Since the second quarter of 2022, the Turkish economy is considered hyperinflationary, resulting in the Group having applied hyperinflation accounting in accordance with IAS 29 “Financial reporting in hyperinflationary economies” in respect thereof with effect from January 1, 2022 with respect to the financial statements of the BBVA Group’s entities located in Turkey1. The net result derived from the application of accounting for hyperinflation in Turkey for the six months ended June 30, 2022 amounts to a loss of €1,776 million, of which €1,022 million is attributed to the parent company of the Group. This impact includes mainly the loss of the net monetary position, which amounts to a gross amount of €1,686 million and is recorded in the line “Other operating expense” in the consolidated income statement, partially offset by the positive impact of the revaluation of certain bonds linked to inflation, for a gross amount of €1,132 million, given that, under IAS 29, these types of bonds are considered protective assets. See Note 2.1 to our Unaudited Condensed Interim Consolidated Financial Statements for additional information on the impacts of the hyperinflation accounting on the consolidated balance sheet and the consolidated income statement of the BBVA Group as of and for the six months ended June 30, 2022, and Note 2.2.19 to our Consolidated Financial Statements for information on the application of IAS 29 to hyperinflationary economies.
Changes in Accounting Policies
New definition of default
In 2021, the Group updated its definition of default for internal credit risk management purposes to conform to that set forth in the European Banking Authority (“EBA”) Guidelines, in compliance with article 178 of Regulation (EU) No 575/2013 (CRR). As a result thereof, the Group deemed it appropriate to update the definition of credit impaired asset (Stage 3), considering it a change in accounting estimate, so that such definition continues to be substantially consistent with the definition of default used for internal credit risk management.
The Group estimated that the update in the definition of credit impaired asset (Stage 3) led to an increase of €1,262 million in impaired financial assets as of December 31, 2021. The impact of this change on expected credit losses was not considered to be significant, since most of the affected transactions were previously classified within Stage 2 and, consequently, their credit risk coverage already corresponded to the expected credit losses throughout the expected lifetime of the transactions.
(Reverse) repurchase agreements recognition
As of June 30, 2022 and December 31, 2021, certain repurchase agreements and reverse repurchase agreements are presented on a net basis in the consolidated balance sheet by offsetting certain financial assets (reverse repurchase agreements) with certain financial liabilities (repurchase agreements). In order to make the information as of June 30, 2021 comparable with the information as of June 30, 2022 and December 31, 2021, the information as of June 30, 2021 was adjusted by reducing “Total assets” and “Total liabilities” by €2,877 million as of such date, respectively.
1 IAS 29 does not apply to the operations outside Turkey of the Türkiye Garanti Bankası A.Ş. group of companies, and in particular to the financial statements of Garanti Bank S.A. in Romania and GarantiBank International N.V. in the Netherlands.

Voluntary Takeover Bid for the Entire Share Capital of Türkiye Garanti Bankası A.Ş.
On November 15, 2021, BBVA announced a voluntary takeover bid (“VTB”) addressed to the holders of the 2,106,300,000 shares2 of Garanti BBVA not controlled by BBVA, which represented 50.15% of Garanti BBVA’s total share capital. BBVA submitted for authorization an application of VTB to the supervisor of the securities markets in Turkey (Capital Markets Board of Turkey, “CMB”) on November 18, 2021.
On March 31, 2022, the CMB approved the relevant information memorandum and, on the same day, BBVA announced the start of the VTB acceptance period on April 4, 2022. On May 18, 2022, BBVA announced the finalization of the offer acceptance period, with the acquisition of 36.12% of Garanti BBVA’s share capital. The total amount paid by BBVA was approximately 22,758 million Turkish lira (equivalent to approximately €1,390 million3) including the expenses associated with the transaction and net of the collection of the dividends corresponding to the stake acquired. The transaction has resulted in a capital gain of approximately €924 million (including the impacts after the application of IAS 29, see Note 2.1 to our Unaudited Condensed Interim Consolidated Financial Statements). An amount of €3,609 million has been recorded under the heading “Other reserves” and there was a reclassification to “Accumulated other comprehensive income (loss)” corresponding to the 36.12% acquired from minority interests to “Accumulated other comprehensive income (loss)” of the parent company amounting to a loss of €2,685 million. The total derecognition associated with the transaction of the heading “Minority interests” considering “Other items” and “Accumulated other comprehensive income (loss)” amounted to a loss of €2,541 million for the six months ended June 30, 2022. The percentage of total share capital of Garanti BBVA owned by BBVA (after the VTB) is 85.97%.
Agreement on the Collective Layoff Procedure
On June 8, 2021, BBVA reached an agreement with union representatives on the collective layoff procedure proposed for Banco Bilbao Vizcaya Argentaria, S.A. in Spain on April 13, 2021, which would affect 2,935 employees. The agreement also included the closing of 480 offices (all closed as of June 30, 2022). Ultimately, by the time the procedure was over, 2,899 employees had accepted the agreement and effectively departed BBVA. The cost of the process amounted to a €994 million expense before taxes for the six months ended June 30, 2021 (€754 million corresponding to the collective layoff and €240 million to the closing of offices, respectively) which was recognized under the headings “Provisions or reversal of provisions and other results”, “Impairment or reversal of impairment on non-financial assets” and “Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations” of the BBVA Group and under the heading “Profit / (loss) from discontinued operations, net and Other” of the Corporate Center. See Note 23 to our Unaudited Condensed Interim Consolidated Financial Statements.
Changes in Intra-Group Adjustments
During the first half of 2022, we changed the allocation criteria for certain expenses related to global technology projects between the Corporate Center and the business areas. In addition, an equity team from the Global Markets unit was transferred from Spain to New York, with the corresponding transfer of the costs associated with this reallocation from the Spain business segment to the Rest of Business business segment. In order to make the information as of December 31, 2021 and for the six months ended June 30, 2021 comparable with the information as of and for the six months ended June 30, 2022, segment figures as of December 31, 2021 and for the six months ended June 30, 2021 have been revised in conformity with the new allocation criteria, which has not affected the consolidated financial information of the Group. See Note 5 to our Unaudited Condensed Interim Consolidated Financial Statements for additional information.
2 All references to “shares” or “share” shall be deemed made to lots of 100 shares, which is the trading unit in which Garanti BBVA shares are listed at Borsa Istanbul.
3 Using the effective exchange rate of 16.14 Turkish lira per euro.

Sale of BBVA USA Bancshares, Inc.
On June 1, 2021, after obtaining the relevant regulatory authorizations from the competent authorities, BBVA completed the sale of 100% of the share capital in its subsidiary BBVA USA Bancshares, Inc., which in turn owned 100% of the share capital in BBVA USA, as well as other companies of the BBVA Group in the United States with activities related to this banking business, to The PNC Financial Services Group, Inc. (the “USA Sale”).
The consideration received in cash by BBVA as a consequence of the USA Sale amounted to approximately $11,500 million (the price provided in the agreement minus the agreed closing price adjustments) equivalent to approximately €9,600 million (at an exchange rate of $1.20 per euro).
The results obtained by BBVA USA Bancshares, Inc. were consolidated in the Group’s results during the first five months of 2021, until completion of the USA Sale on June 1, 2021. The accounting for both the results generated by BBVA USA Bancshares, Inc. in the first five months of 2021 and the gain on sale at closing of the transaction resulted in a cumulative profit net of taxes of €280 million in the six months ended June 30, 2021, which was recorded under the heading “Profit / (loss) from discontinued operations, net”, and in a positive impact on the BBVA Group’s Common Equity Tier 1 (“fully loaded”) ratio of approximately 294 basis points as of June 30, 2021. See Notes 3 and 20 to our Unaudited Condensed Interim Consolidated Financial Statements, Note 21 to our Consolidated Financial Statements and “Item 10. Additional Information—Material Contracts—Sale of BBVA USA to The PNC Financial Services Group” in our 2021 Form 20-F.
Statistical and Financial Information
The following principles should be noted in reviewing the statistical and financial information contained herein:
•Average balances, when used, are based on the beginning and the month-end balances during each six-month period. We do not believe that such monthly averages present trends that are materially different from those that would be presented by daily averages.
•Unless otherwise stated, any reference to loans refers to both loans and advances.
•Financial information with respect to segments or subsidiaries may not reflect consolidation adjustments.
•Certain numerical information in this report on Form 6-K may not compute due to rounding. In addition, information regarding period-to-period changes is based on numbers which have not been rounded.
•Information has not been annualized except where explicitly stated.
See “Item 4E. Selected Statistical Information” for information on how the information of BBVA USA Bancshares, Inc. has been treated for purposes of calculating the selected statistical information contained herein.

Item 3A. Selected Interim Consolidated Financial Data
The historical financial information set forth below has been selected from, and should be read together with, the Unaudited Condensed Interim Consolidated Financial Statements included herein. For information concerning the preparation and presentation of the financial information contained herein, see “Presentation of Financial Information”.

	Six months ended June 30,
	2022	2021	Change (%)
	(In Millions of Euros, Except Per Share/ADS Data (in Euros))
Consolidated Statement of Income Data
Interest and other income	13,403	10,962	22.3
Interest expense	(4,852)	(4,007)	21.1
Net interest income	8,551	6,955	22.9
Fee and commission income	3,964	3,311	19.7
Fee and commission expense	(1,314)	(996)	31.9
Net gains (losses) on financial assets and liabilities (1)	379	878	(56.8)
Other operating income	297	340	(12.9)
Other operating expense	(1,803)	(997)	80.9
Income on insurance and reinsurance contracts	1,537	1,350	13.8
Expense on insurance and reinsurance contracts	(908)	(909)	(0.2)
Gross income	11,509	10,259	12.2
Administration costs	(4,401)	(3,983)	10.5
Depreciation and amortization	(652)	(615)	6.0
Provisions or reversal of provisions	(112)	(928)	(87.9)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(1,441)	(1,580)	(8.8)
Net operating income	4,903	3,153	55.5
Impairment or reversal of impairment of investments in joint ventures and associates	19	—	n.m. (2)
Impairment or reversal of impairment on non-financial assets	—	(196)	n.m. (2)
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	(120)	(73)	63.7
Operating profit / (loss) before tax	4,787	2,889	65.7
Tax (expense) or income related to profit or loss from continuing operations	(1,668)	(782)	113.3
Profit / (loss) from continuing operations	3,119	2,107	48.0
Profit / (loss) from discontinued operations, net	—	280	n.m. (2)
Profit	3,119	2,387	30.7
Profit / (loss) attributable to parent company	3,001	1,911	57.1
Profit attributable to non-controlling interests	117	476	(75.3)
Per share / ADS (3) Data
Earnings per share (In Euros) (4)	0.45	0.26
Diluted earnings (losses) per share from continuing operations (4)	0.45	0.21
Basic earnings (losses) per share from continuing operations (4)	0.45	0.21
Dividends declared (In Euros)	—	—
Dividends declared (In U.S. dollars)	—	—
Number of shares outstanding (at period end) (5)	6,386,667,870	6,667,886,580
(1)Comprises the following income statement line items contained in the Unaudited Condensed Interim Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net” and “Gains (losses) from hedge accounting, net”.
(2)Not meaningful.
(3)Each American Depositary Share (“ADS”) represents the right to receive one ordinary share.
(4)Reflects the remuneration in the period related to contingent convertible securities, recognized in equity. Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period, excluding the weighted average number of treasury shares during the period, and excluding, with respect to the six months ended June 30, 2022, the average cumulative number of shares acquired (since the start of the share buyback program) during the six months ended June 30, 2022 (after such exclusions, 6,338 million and 6,658 million shares for the six months ended June 30, 2022 and 2021, respectively). See Note 4 to our Unaudited Condensed Interim Consolidated Financial Statements, “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchases” in our 2021 Form 20-F and Note 4 to the Consolidated Financial Statements, for additional information on BBVA’s share buyback program.
(5)As of June 30, 2022 BBVA’s share capital amounted to €3,129,467,256.30 divided into 6,386,667,870 shares (€3,267,264,424.20 divided into 6,667,886,580 shares as of December 31, 2021) as a result of the partial execution of the share capital reduction resolution adopted by the General Shareholders’ Meeting of BBVA held on March 18, 2022 (see Note 25 to the Unaudited Condensed Interim Consolidated Financial Statements).

	As of and for the six months ended June 30,	As of and for the year ended December 31,	As of and for the six months ended June 30,
	2022	2021	2021
	(In Millions of Euros, Except Percentages)
Consolidated Balance Sheet Data
Total assets	715,294	662,885	645,292
Common stock	3,129	3,267	3,267
Financial assets at amortized cost	408,148	372,676	368,026
Financial liabilities at amortized cost - Customer deposits	376,973	349,761	338,795
Debt certificates	57,639	59,159	58,791
Non-controlling interest	3,351	4,853	5,428
Total equity (net assets)	48,793	48,760	49,944
Consolidated ratios
Net interest margin (1)	2.55%	2.16%	1.98%
Equity to assets ratio (2)	6.8%	7.4%	7.7%
Credit quality data
Allowance for credit losses (3)	(11,724)	(11,142)	(11,649)
Allowance for credit losses as a percentage of financial assets at amortized cost	2.87%	2.99%	3.17%
Non-performing asset ratio (NPA ratio) (4) (5)	3.72%	4.09%	4.18%
Impaired loans and advances to customers	14,597	14,657	15,013
Impaired loan commitments and guarantees to customers (5)	904	786	663
	15,501	15,443	15,676
Loans and advances to customers at amortized cost (6)	361,800	330,055	327,372
Loan commitments and guarantees to customers	54,889	47,828	47,432
	416,690	377,883	374,804
(1)Represents net interest income as a percentage of average total assets. In order to calculate “Net interest margin” for the six months ended June 30, 2022 and June 30, 2021, respectively, net interest income is annualized by multiplying the net interest income for the period by two.
(2)Represents average total equity (net assets) over average total assets.
(3)Represents loss allowance on loans and advances at amortized cost.
(4)Represents the sum of impaired loans and advances to customers and impaired loan commitments and guarantees to customers divided by the sum of loans and advances to customers and loan commitments and guarantees to customers.
(5)We include loan commitments and guarantees to customers in the calculation of our non-performing asset ratio (NPA ratio). We believe that impaired loan commitments and guarantees to customers should be included in the calculation of our NPA ratio where we have reason to know, as of the reporting date, that they are impaired. The credit risk associated with loan commitments and guarantees to customers (consisting mainly of financial guarantees provided to third parties on behalf of our customers) is evaluated and provisioned according to the probability of default of our customers’ obligations. If impaired loan commitments and guarantees to customers were not included in the calculation of our NPA ratio, such ratio would be lower for the periods covered, amounting to 3.50%, 3.88% and 4.01% as of June 30, 2022, December 31, 2021 and June 30, 2021, respectively.
(6)Includes impaired loans and advances.

Item 4B. Business Overview
The BBVA Group is a customer-centric global financial services group founded in 1857. Internationally diversified and with strengths in the traditional banking businesses of retail banking, asset management and wholesale banking, the Group is committed to offering a compelling digital proposition focused on customer experience.
For this purpose, the Group is focused on increasingly offering products online and through mobile channels, improving the functionality of its digital offerings and refining the customer experience, contributing to the delivery of our strategy in a sustainable and inclusive way. BBVA incorporates sustainability considerations as part of its daily activities and in everything it does, encompassing not only relations with customers but also internal processes.
During the six months ended June 30, 2022, the number of digital and mobile customers and the volume of digital sales continued to increase.
Operating Segments
As of June 30, 2022, the structure of the operating segments used by the BBVA Group for management purposes remained the same as in 2021.
During the first half of 2022, we changed the allocation criteria for certain expenses related to global technology projects between the Corporate Center and the business areas. In addition, an equity team from the Global Markets unit was transferred from Spain to New York, with the corresponding transfer of the costs associated with this reallocation from the Spain business segment to the Rest of Business business segment. In order to make the information as of December 31, 2021 and for the six months ended June 30, 2021 comparable with the information as of and for the six months ended June 30, 2022, segment figures as of December 31, 2021 and for the six months ended June 30, 2021 have been revised in conformity with the new allocation criteria.
Set forth below are the Group’s current five operating segments:
• Spain;
• Mexico;
• Turkey;
• South America; and
• Rest of Business.
In addition to the operating segments referred to above, the Group has a Corporate Center which includes those items that have not been allocated to an operating segment. It includes the Group’s general management functions, including costs from central units that have a strictly corporate function; management of structural exchange rate positions carried out by the Financial Planning unit; certain proprietary portfolios; certain tax assets and liabilities; certain provisions related to commitments with employees; and goodwill and other intangibles, as well as the financing of such asset portfolios. It also includes the results of the Group’s stake in the venture capital fund Propel Venture Partners. Additionally, the results obtained by the Group’s businesses in the United States included within the scope of the USA Sale, through the date of its closing, have been presented in a single line under the heading “Profit (loss) after tax from discontinued operations” in the income statement of the Corporate Center.
The breakdown of the Group’s total assets by each of BBVA’s operating segments and the Corporate Center as of June 30, 2022 and December 31, 2021 was as follows:

	As of June 30, 2022	As of December 31, 2021
	(In Millions of Euros)
Spain	432,012	413,430
Mexico	140,360	118,106
Turkey	64,101	56,245
South America	66,343	56,124
Rest of Business	46,176	40,328
Subtotal Assets by Operating Segment	748,991	684,233
Corporate Center and Adjustments (1)	(33,698)	(21,348)
Total Assets BBVA Group	715,294	662,885
(1)Includes balance sheet intra-group adjustments between the Corporate Center and the operating segments.

The following table sets forth information relating to the profit (loss) attributable to parent company for each of BBVA’s operating segments and the Corporate Center for the six months ended June 30, 2022 and 2021. Such information is presented under management criteria. For information on the differences between the Group income statement and the income statement calculated in accordance with management operating segment reporting criteria, see “Item 5. Operating and Financial Review and Prospects—Item 5A. Operating Results—Results of Operations by Operating Segment”.

	Profit / (Loss) Attributable to Parent Company		% of Profit / (Loss) Attributable to Parent Company
	Six months ended June 30,
	2022	2021	2022	2021
	(In Millions of Euros)		(In Percentage)
Spain	808	725	25.0	27.9
Mexico	1,821	1,119	56.3	43.1
Turkey	62	384	1.9	14.8
South America	413	210	12.8	8.1
Rest of Business	128	159	4.0	6.1
Subtotal operating segments	3,232	2,598	100.0	100.0
Corporate Center	(230)	(687)
Profit attributable to parent company	3,001	1,911
The following table sets forth certain summarized information relating to the income of each operating segment and the Corporate Center for the six months ended June 30, 2022 and 2021. Such information is presented under management criteria. For information on the differences between the Group income statement and the income statement calculated in accordance with management operating segment reporting criteria, see “Item 5. Operating and Financial Review and Prospects—Item 5A. Operating Results—Results of Operations by Operating Segment”.

	Operating Segments
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Total (1)
	(In Millions of Euros)
June 2022
Net interest income / (expense)	1,763	3,684	1,163	1,849	155	(64)	8,551
Gross income	3,069	4,887	1,342	1,975	384	(147)	11,509
Net margin before provisions (2)	1,635	3,316	842	1,052	150	(539)	6,456
Operating profit / (loss) before tax	1,414	2,502	637	738	162	(533)	4,921
Profit / (loss) attributable to parent company	808	1,821	62	413	128	(230)	3,001
June 2021
Net interest income / (expense)	1,761	2,771	1,036	1,328	141	(82)	6,955
Gross income	3,035	3,604	1,571	1,480	422	146	10,259
Net margin before provisions (2)	1,529	2,325	1,072	786	194	(247)	5,661
Operating profit / (loss) before tax	985	1,593	952	414	205	(265)	3,883
Profit / (loss) attributable to parent company	725	1,119	384	210	159	(687)	1,911
(1)For information on the reconciliation of the income statement of our operating segments and Corporate Center to the consolidated income statement of the Group, see “Item 5. Operating and Financial Review and Prospects—Item 5A. Operating Results—Results of Operations by Operating Segment”.
(2)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

The following tables set forth information relating to the balance sheet of the operating segments and the Corporate Center and adjustments as of June 30, 2022 and December 31, 2021:

	As of June 30, 2022
	Spain	Mexico	Turkey	South America	Rest of Business	Total Operating Segments	Corporate Center and Adjustments (1)
	(In Millions of Euros)
Total Assets	432,012	140,360	64,101	66,343	46,176	748,991	(33,698)
Cash, cash balances at central banks and other demand deposits	37,732	16,589	8,051	8,883	5,108	76,363	5,145
Financial assets at fair value (2)	140,377	39,991	5,598	11,048	5,715	202,729	(10,906)
Financial assets at amortized cost	204,749	78,487	48,362	43,317	34,950	409,866	(1,718)
Loans and advances to customers	176,109	67,020	35,610	40,176	32,142	351,057	(947)
Total Liabilities	417,507	131,411	57,280	60,297	42,118	708,612	(42,112)
Financial liabilities held for trading and designated at fair value through profit or loss	89,119	26,796	2,381	3,105	5,024	126,425	(14,242)
Financial liabilities at amortized cost - Customer deposits	211,023	72,692	42,688	43,314	7,735	377,453	(479)
Total Equity	14,505	8,949	6,821	6,046	4,058	40,379	8,414
Assets under management	86,828	36,908	4,925	17,511	523	146,695	3
Mutual funds	63,271	33,942	2,320	5,744	—	105,277	3
Pension funds	23,558	—	2,606	11,767	523	38,453	—
Other placements	—	2,966	—	—	—	2,966	—
(1)Includes balance sheet intra-group adjustments between the Corporate Center and the operating segments (see “Presentation of Financial Information”).
(2)Financial assets at fair value includes: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”.

	As of December 31, 2021
	Spain	Mexico	Turkey	South America	Rest of Business	Total Operating Segments	Corporate Center and Adjustments (1)
	(In Millions of Euros)
Total Assets	413,430	118,106	56,245	56,124	40,328	684,233	(21,348)
Cash, cash balances at central banks and other demand deposits	26,386	12,985	7,764	8,549	3,970	59,655	8,145
Financial assets at fair value (2)	145,546	35,126	5,289	7,175	5,682	198,817	(7,726)
Financial assets at amortized cost	199,646	65,311	41,544	37,747	30,315	374,564	(1,888)
Loans and advances to customers	171,081	55,809	31,414	34,608	26,965	319,877	(939)
Total Liabilities	399,428	110,877	50,484	51,147	37,041	648,976	(34,851)
Financial liabilities held for trading and designated at fair value through profit or loss	81,376	19,843	2,272	1,884	5,060	110,434	(9,616)
Financial liabilities at amortized cost - Customer deposits	206,663	64,003	38,341	36,340	6,266	351,613	(1,852)
Total Equity	14,002	7,229	5,761	4,977	3,287	35,257	13,504
Assets under management	94,095	32,380	3,895	16,223	597	147,190	2
Mutual funds	68,597	30,185	1,722	5,728	—	106,232	2
Pension funds	25,498	—	2,173	10,495	597	38,763	—
Other placements	—	2,195	—	—	—	2,195	—
(1)Includes balance sheet intra-group adjustments between the Corporate Center and the operating segments (see “Presentation of Financial Information”).
(2)Financial assets at fair value includes: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”.

Spain
This operating segment includes all of BBVA’s banking and non-banking businesses in Spain, other than those included in the Corporate Center. The primary business units included in this operating segment are:
•Spanish Retail Network: including individual customers, private banking, small companies and businesses in the domestic market;
•Corporate and Business Banking: which manages small and medium sized enterprises (“SMEs”), companies and corporations, and public institutions;
•Corporate and Investment Banking: responsible for business with large corporations and multinational groups and the trading floor and distribution business in Spain; and
•Other units: which includes the insurance business unit in Spain (BBVA Seguros) as well as the Group’s shareholding in the bancassurance joint venture with Allianz, Compañía de Seguros y Reaseguros, S.A., the Asset Management unit (which manages Spanish mutual funds and pension funds), lending to real estate developers and foreclosed real estate assets in Spain, as well as certain proprietary portfolios and certain funding and structural interest-rate positions of the euro balance sheet which are not included in the Corporate Center.
Cash, cash balances at central banks and other demand deposits amounted to €37,732 million as of June 30, 2022, a 43.0% increase compared with the €26,386 million recorded as of December 31, 2021, as a result mainly of the increase in its cash held at the Bank of Spain, with a view, in part, to reinforcing the Group’s cash position.
Financial assets at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) amounted to €140,377 million as of June 30, 2022, a 3.6% decrease from the €145,546 million recorded as of December 31, 2021, mainly as a result of the decrease in loans and advances to customers (through reverse repurchase agreements) recorded under the “Financial assets held for trading” portfolio, partially offset by the increase in trading derivatives recorded under “Financial assets held for trading”, due to the positive impact of changes in exchange rates on foreign currency positions.
Financial assets at amortized cost of this operating segment as of June 30, 2022 amounted to €204,749 million, a 2.6% increase compared with the €199,646 million recorded as of December 31, 2021. Within this heading, loans and advances to customers amounted to €176,109 million as of June 30, 2022, a 2.9% increase from the €171,081 million recorded as of December 31, 2021, mainly as a result of the increase in commercial loans, especially, SMEs, and consumer loans (including credit card loans).
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of June 30, 2022 amounted to €89,119 million, a 9.5% increase compared with the €81,376 million recorded as of December 31, 2021, mainly due to the increase in the value of exchange rate derivatives recorded under the “Financial liabilities held for trading” portfolio.
Customer deposits at amortized cost of this operating segment as of June 30, 2022 amounted to €211,023 million, a 2.1% increase compared with the €206,663 million recorded as of December 31, 2021 mainly due to the increase in demand deposits within the retail portfolio, as a result of the customers’ preference to hold liquid assets in the prevailing uncertain environment.
Off-balance sheet funds of this operating segment (which includes “Mutual funds” (including customer portfolios) and “Pension funds”) as of June 30, 2022 amounted to €86,828 million, a 7.7% decrease compared with the €94,095 million as of December 31, 2021, mainly due to the customers’ preference to hold liquid assets in the prevailing uncertain environment.
This operating segment’s non-performing loan ratio decreased to 4.0% as of June 30, 2022 from 4.2% as of December 31, 2021, mainly as a result of increased lending activity, in particular, in corporate and SMEs loans, and lower Stage 3 entries. Non-performing loan coverage ratio was broadly stable at 61% as of June 30, 2022 and 62% as of December 31, 2021.

Mexico
The Mexico operating segment includes the banking and insurance businesses conducted in Mexico by BBVA Mexico. It also includes BBVA Mexico’s branch in Houston.
The Mexican peso appreciated 10.4% against the euro as of June 30, 2022 compared with December 31, 2021, positively affecting the business activity of the Mexico operating segment as of June 30, 2022 expressed in euros. See “Item 5. Operating and Financial Review and Prospects―Item 5A. Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Cash, cash balances at central banks and other demand deposits amounted to €16,589 million as of June 30, 2022, a 27.8% increase compared with the €12,985 million recorded as of December 31, 2021, mainly due to an increase in deposits with the Mexican Central Bank (“BANXICO”) and, to a lesser extent, the appreciation of the Mexican peso against the euro.
Financial assets at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of June 30, 2022 amounted to €39,991 million, a 13.9% increase from the €35,126 million recorded as of December 31, 2021, mainly as a result of increases in the value of exchange rate derivatives, in particular in the trading portfolio, and, to a lesser extent, the appreciation of the Mexican peso against the euro.
Financial assets at amortized cost of this operating segment as of June 30, 2022 amounted to €78,487 million, a 20.2% increase compared with the €65,311 million recorded as of December 31, 2021. Within this heading, loans and advances to customers of this operating segment as of June 30, 2022 amounted to €67,020 million, a 20.1% increase compared with the €55,809 million recorded as of December 31, 2021, mainly as a result of the positive performance of commercial loans and the retail portfolio, given the commercial efforts in order to gain and retain customers, with increases in mortgage loans, consumer loans and credit card loans, and, to a lesser extent, the appreciation of the Mexican peso against the euro.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of June 30, 2022 amounted to €26,796 million, a 35.0% increase compared with the €19,843 million recorded as of December 31, 2021, mainly as a result of increases in the value of exchange rate derivatives and repurchase agreements from BANXICO.
Customer deposits at amortized cost of this operating segment as of June 30, 2022 amounted to €72,692 million, a 13.6% increase compared with the €64,003 million recorded as of December 31, 2021, primarily due to increases in demand deposits in the retail portfolio, as a result of the customers’ preference of holding liquid assets in the prevailing uncertain environment and, to a lesser extent, increases in time deposits and the appreciation of the Mexican peso against the euro.
Off-balance sheet funds of this operating segment (which includes “Mutual funds” (including customer portfolios) and “Other placements”) as of June 30, 2022 amounted to €36,908 million, a 14.0% increase compared with the €32,380 million as of December 31, 2021, mainly as a result of the appreciation of the Mexican peso against the euro and the shift from time deposits towards higher profitability investments, which boosted mutual funds, supported by an improved product offer that includes funds linked to Environmental, Social and Governance (“ESG”) factors.
This operating segment’s non-performing loan ratio decreased to 2.8% as of June 30, 2022 from 3.2% as of December 31, 2021, due to an increase in lending activity, in particular in wholesale and consumer loans, and a positive performance in recoveries. This operating segment’s non-performing loan coverage ratio increased to 119% as of June 30, 2022 from 106% as of December 31, 2021 supported by the higher reserves.

Turkey
This operating segment comprises the activities carried out by Garanti BBVA as an integrated financial services group operating in every segment of the banking sector in Turkey, including corporate, commercial, SME, payment systems, retail, private and investment banking, together with its subsidiaries in pension and life insurance, leasing, factoring, brokerage and asset management, as well as its international subsidiaries in the Netherlands and Romania.
On May 18, 2022, BBVA closed its voluntary takeover bid for the entire share capital of Garanti BBVA, which resulted in BBVA increasing its stake in Garanti BBVA from 49.85% to 85.97%. See “Presentation of Financial Information―Voluntary Takeover Bid for the Entire Share Capital of Türkiye Garanti Bankası A.Ş”.
The Turkish lira depreciated against the euro as of June 30, 2022 compared to December 31, 2021, adversely affecting the business activity of the Turkey operating segment as of June 30, 2022 expressed in euros. See “Item 5. Operating and Financial Review and Prospects―Item 5A. Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Since the second quarter of 2022, the Turkish economy is considered to be hyperinflationary as defined by IAS 29. See “Presentation of Financial Information—Hyperinflationary economies - Turkey” for information on the impact of hyperinflation accounting.
Cash, cash balances at central banks and other demand deposits amounted to €8,051 million as of June 30, 2022, a 3.7% increase compared with the €7,764 million recorded as of December 31, 2021, as a result of the customers’ preference for holding liquid assets in the prevailing uncertain environment, increasing other demand deposits, partially offset by the depreciation of the Turkish lira against the euro.
Financial assets at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of June 30, 2022 amounted to €5,598 million, a 5.8% increase from the €5,289 million recorded as of December 31, 2021 as a result of the increase in sovereign debt securities recorded under “Financial assets at fair value through other comprehensive income”, partially offset by the depreciation of the Turkish lira against the euro.
Financial assets at amortized cost of this operating segment as of June 30, 2022 amounted to €48,362 million a 16.4% increase compared with the €41,544 million recorded as of December 31, 2021. Within this heading, loans and advances to customers of this operating segment as of June 30, 2022 amounted to €35,610 million, a 13.4% increase compared with the €31,414 million recorded as of December 31, 2021, mainly due to the increase (in local currency) in Turkish lira-denominated commercial loans and, to a lesser extent, consumer and credit card loans, partially offset by the depreciation of the Turkish lira against the euro.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of June 30, 2022 amounted to €2,381 million, a 4.8% increase compared with the €2,272 million recorded as of December 31, 2021, mainly due to increases in the value of exchange rate derivatives in foreign currency positions.
Customer deposits at amortized cost of this operating segment as of June 30, 2022 amounted to €42,688 million, an 11.3% increase compared with the €38,341 million recorded as of December 31, 2021, mainly due to the increase in time deposits denominated in Turkish lira and, to a lesser extent, in demand deposits denominated in Turkish lira, partially offset by the depreciation of the Turkish lira against the euro. In local currency, deposits were positively affected by the high inflation environment.
Off-balance sheet funds of this operating segment (which includes “Mutual funds” and “Pension funds”) as of June 30, 2022 amounted to €4,925 million, a 26.5% increase compared with the €3,895 million as of December 31, 2021, mainly due to increases in mutual funds as a result of the shift towards higher profitability investments, partially offset by the depreciation of the Turkish lira against the euro.
The non-performing loan ratio of this operating segment decreased to 5.9% as of June 30, 2022 from 7.1% as of December 31, 2021, mainly as a result of increased activity (in particular, commercial loans, consumer and credit card loans in Turkish lira), the change in staging of a large customer of the wholesale portfolio from Stage 3 to Stage 2, higher recoveries and the sale of certain retail portfolios, partially offset by Stage 3 new entries driven by the wholesale portfolio. As a result, this operating segment’s non-performing loan coverage ratio increased to 83% as of June 30, 2022 from 75% as of December 31, 2021.

South America
The South America operating segment includes the Group’s banking and insurance businesses in the region.
The main business units included in the South America operating segment are:
•Retail and Corporate Banking: includes banks in Argentina, Colombia, Peru, Uruguay and Venezuela.
•Insurance: includes insurance businesses in Argentina, Colombia and Venezuela.
As of June 30, 2022, the Colombian peso and the Peruvian sol appreciated against the euro by 5.2% and 14.8%, respectively, compared to December 31, 2021. On the other hand, the Argentine peso depreciated against the euro by 10.4%. Changes in exchange rates have positively affected the business activity of the South America operating segment as of June 30, 2022 expressed in euros. See “Item 5. Operating and Financial Review and Prospects―Item 5A. Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
As of June 30, 2022 and December 31, 2021, the Argentine and Venezuelan economies were considered to be hyperinflationary as defined by IAS 29 (see “Presentation of Financial Information—Changes in Accounting Policies—Hyperinflationary economies” in our 2021 Form 20-F).
Cash, cash balances at central banks and other demand deposits as of June 30, 2022 amounted to €8,883 million, a 3.9% increase compared with the €8,549 million recorded as of December 31, 2021.
Financial assets at fair value for this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of June 30, 2022 amounted to €11,048 million, a 54.0% increase compared with the €7,175 million recorded as of December 31, 2021, mainly as a result of the positive impact of changes in the valuation of exchange rate derivatives on foreign currency positions, in particular, in Colombia.
Financial assets at amortized cost of this operating segment as of June 30, 2022 amounted to €43,317 million, a 14.8% increase compared with the €37,747 million recorded as of December 31, 2021. Within this heading, loans and advances to customers of this operating segment as of June 30, 2022 amounted to €40,176 million, a 16.1% increase compared with the €34,608 million recorded as of December 31, 2021, mainly as a result of the appreciation of the currencies of the main countries where the BBVA Group operates within the region against the euro (excluding the Argentine peso) and the increase in the retail portfolio, in particular, in consumer loans and credit card loans in Argentina and Colombia (in each case, in local currency).
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of June 30, 2022 amounted to €3,105 million, a 64.8% increase compared with the €1,884 million recorded as of December 31, 2021, mainly due to the positive impact of changes in the valuation of exchange rate derivatives on foreign currency positions, in particular, in Colombia.
Customer deposits at amortized cost of this operating segment as of June 30, 2022 amounted to €43,314 million, a 19.2% increase compared with the €36,340 million recorded as of December 31, 2021, mainly as a result of the increase in time deposits in Argentina, and, to a lesser extent, in Peru and Colombia, in the retail portfolio, and the appreciation of the currencies of the main countries where the BBVA Group operates within the region against the euro (excluding the Argentine peso).
Off-balance sheet funds of this operating segment (which includes “Mutual funds” (including customer portfolios in Colombia and Peru) and “Pension funds”) as of June 30, 2022 amounted to €17,511 million, a 7.9% increase compared with the €16,223 million as of December 31, 2021, mainly due to the appreciation of the currencies of the main countries where the BBVA Group operates within this operating segment against the euro (excluding the Argentine peso) and increases in Argentina mainly as a result of the recovery in mutual funds after the temporary withdrawal of funds invested in mutual funds due to market instability, partially offset by decreases in Peru, in the retail portfolio, and in Colombia.
The non-performing loan ratio of this operating segment decreased to 4.2% as of June 30, 2022 from 4.5% as of December 31, 2021, mainly due to increased activity in the retail portfolio, limited Stage 3 new entries in Colombia and Argentina, and a better recovery ratio, partially offset by decreased activity in Peru. This operating segment’s non-performing loan coverage ratio increased to 100% as of June 30, 2022, from 99% as of December 31, 2021.

Rest of Business
This operating segment includes the wholesale activity carried out by the Group in Europe, excluding Spain, and in the United States, as well the banking business developed through the BBVA branches located in Asia.
Cash, cash balances at central banks and other demand deposits as of June 30, 2022 amounted to €5,108 million, a 28.7% increase compared with the €3,970 million recorded as of December 31, 2021, mainly due to the increase in cash held at central banks within this operating segment, in particular, from the New York branch.
Financial assets at fair value for this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of June 30, 2022 amounted to €5,715 million, a 0.6% increase compared with the €5,682 million recorded as of December 31, 2021.
Financial assets at amortized cost of this operating segment as of June 30, 2022 amounted to €34,950 million, a 15.3% increase compared with the €30,315 million recorded as of December 31, 2021. Within this heading, loans and advances to customers of this operating segment as of June 30, 2022 amounted to €32,142 million, a 19.2% increase compared with the €26,965 million recorded as of December 31, 2021, mainly due to increased activity in the branches located in Europe, Asia and New York and, to a lesser extent, the appreciation of the U.S. dollar against the euro.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of June 30, 2022 amounted to €5,024 million, a 0.7% decrease compared with the €5,060 million recorded as of December 31, 2021.
Customer deposits at amortized cost of this operating segment as of June 30, 2022 amounted to €7,735 million, a 23.4% increase compared with the €6,266 million recorded as of December 31, 2021, mainly as a result of the increase in time deposits from wholesale customers at the New York branch, partially offset by the decrease in demand deposits.
Off-balance sheet funds of this operating segment as of June 30, 2022 amounted to €523 million, a 12.5% decrease compared with the €597 million recorded as of December 31, 2021, mainly as a result of decreases in pension funds.
The non-performing loan ratio of this operating segment decreased to 0.5% as of June 30, 2022 from 0.7% as of December 31, 2021, mainly due to increased activity. This operating segment’s non-performing loan coverage ratio increased to 120% as of June 30, 2022, from 116% as of December 31, 2021.

Item 4E. Selected Statistical Information
The following is a presentation of selected statistical information for the periods indicated. Where required under subpart 1400 of Regulation S-K, we have provided such selected statistical information separately for our domestic and foreign activities, pursuant to our determination, where applicable, that our foreign operations are significant according to Rule 9-05 of Regulation S-X. The allocation of assets and liabilities is based on the domicile of the Group entity at which the relevant asset or liability is accounted for. Domestic balances are those of Group entities domiciled in Spain, which reflect our domestic activities, and international balances are those of the Group entities domiciled outside of Spain, which reflect our foreign activities.
Interest income figures, when used, do not include interest income on non-accruing loans to the extent that cash payments have been received, as a result of the application of the interpretation issued by the International Financial Reporting Interpretations Committee (IFRIC) in its “IFRIC Update” of March 2019 regarding the collection of interest on impaired financial assets under IFRS 9 (Collection of interest on impaired financial assets). Loan fees are included in the computation of interest revenue. Interest income figures include “other income”, which amounted to €385 million and €326 million for the six months ended June 30, 2022 and 2021, respectively. For additional information on “interest and other income” see Note 32 to our Unaudited Condensed Interim Consolidated Financial Statements.
Period-on-period variations in the selected statistical information presented herein have been affected by the USA Sale. The assets and liabilities of the companies included within the scope of the USA Sale were recorded under “Non-current assets and disposal groups classified as held for sale” and “Liabilities included in disposal groups classified as held for sale”, respectively, during the first five months of 2021, until completion of the USA Sale on June 1, 2021. However, in order to present average data on a comparable basis for the six months ended June 30, 2022 and 2021, the beginning and month-end balances of the companies included within the scope of the USA Sale were not considered to calculate the average balances of all balance sheet items provided in this section and were included instead in the calculations of the average balances of “Non interest earning assets” and “Non interest bearing liabilities”, as applicable, until the completion of the USA Sale on June 1, 2021. The same approach was followed to calculate the respective “Interest” and “Average Yield” of balance sheet items.

Average Balances and Rates
The tables below set forth selected statistical information on our average balance sheets, which are based on the beginning and month-end balances in each period. We do not believe that monthly averages present trends materially different from those that would be presented by daily averages. We have not recalculated tax-exempt income on a tax-equivalent basis because the effect of doing so would not be significant.

	Average Balance Sheet - Assets and Interest from Interest Earning Assets
	Six months ended June 30, 2022			Six months ended June 30, 2021
	Average Balance	Interest	Average Yield	Average Balance	Interest	Average Yield
	(In Millions of Euros, Except Percentages)
Total Assets (1)	676,815	13,403	3.99%	707,328	10,962	3.13%
Interest-earning assets	619,544	13,403	4.36%	574,533	10,962	3.85%
Cash and balances with central banks and other demand deposits	63,278	41	0.13%	48,627	18	0.08%
Domestic	34,735	1	—	25,095	—	—
Foreign	28,543	40	0.28%	23,533	18	0.16%
Financial assets held for trading	67,503	997	2.98%	55,817	676	2.44%
Domestic	52,046	113	0.44%	40,281	69	0.34%
Foreign	15,457	885	11.54%	15,536	607	7.88%
Financial assets at fair value through other comprehensive income	62,035	1,483	4.82%	70,859	1,004	2.86%
Domestic	40,480	353	1.76%	52,480	281	1.08%
Foreign	21,555	1,130	10.57%	18,379	723	7.93%
Financial assets at amortized cost	389,168	10,412	5.40%	362,956	8,875	4.93%
Domestic	200,637	1,554	1.56%	195,607	1,580	1.63%
Foreign	188,530	8,858	9.47%	167,349	7,295	8.79%
Debt securities	36,792	286	1.57%	35,803	355	2.00%
Domestic	21,257	95	0.90%	22,332	104	0.94%
Foreign	15,535	191	2.48%	13,471	251	3.76%
Loans and advances	352,376	10,126	5.79%	327,153	8,520	5.25%
Central banks	5,190	159	6.18%	5,398	168	6.26%
Domestic	88	—	0.05%	94	—	0.11%
Foreign	5,103	159	6.29%	5,304	168	6.37%
Credit institutions	12,548	305	4.90%	12,000	170	2.85%
Domestic	6,432	12	0.39%	6,231	5	0.16%
Foreign	6,116	293	9.65%	5,769	165	5.75%
Government	20,491	334	3.28%	19,023	240	2.54%
Domestic	12,175	64	1.06%	12,384	64	1.04%
Foreign	8,316	270	6.54%	6,639	176	5.34%
Other financial corporations	11,510	160	2.80%	9,182	134	2.94%
Domestic	5,720	23	0.83%	4,281	17	0.80%
Foreign	5,791	137	4.76%	4,901	117	4.81%
Individuals	152,346	5,120	6.78%	145,687	4,466	6.18%
Domestic	94,047	830	1.78%	93,066	844	1.83%
Mortgages	72,625	315	0.87%	74,165	332	0.90%
Other	21,423	515	4.85%	18,901	511	5.46%
Foreign	58,299	4,290	14.84%	52,621	3,623	13.88%
Mortgages	22,741	935	8.29%	19,690	839	8.59%
Other	35,558	3,355	19.03%	32,931	2,783	17.05%
Non-financial corporations	150,291	4,048	5.43%	135,863	3,343	4.96%
Domestic	60,919	529	1.75%	57,219	547	1.93%
Foreign	89,371	3,519	7.94%	78,644	2,796	7.17%
Derivatives and other financial assets (2)	37,560	470	2.52%	36,273	388	2.16%
Domestic	27,965	236	1.70%	27,881	237	1.72%
Foreign	9,595	234	4.92%	8,393	151	3.62%
Non interest earning assets (3)	57,271	—	—	132,796	—	—
(1)Foreign activity represented 42.26% of the total average assets for the six months ended June 30, 2022 and 46.68% for the six months ended June 30, 2021.
(2)Includes “Derivatives - Hedge accounting”, “Derivatives - Held for trading” and “Financial assets designated at fair value through profit or loss”.
(3)Includes “Insurance and reinsurance assets”, “Joint ventures and associates”, “Tangible assets”, “Intangible assets”, “Tax assets”, “Non-current assets and disposal groups held for sale”, “Non-trading financial assets mandatorily at fair value through profit or loss” and “Other assets”.

	Average Balance Sheet - Liabilities and Interest Paid on Interest Bearing Liabilities
	Six months ended June 30, 2022			Six months ended June 30, 2021
	Average Balance	Interest	Average Rate Paid	Average Balance	Interest	Average Rate Paid
	(In Millions of Euros, Except Percentages)
Total liabilities (1)	676,815	4,852	1.45%	707,328	4,007	1.14%
Interest-bearing liabilities	597,909	4,852	1.64%	561,736	4,007	1.44%
Financial liabilities held for trading	54,086	58	0.21%	45,338	36	0.16%
Domestic	40,496	58	0.29%	33,848	35	0.21%
Foreign	13,590	—	—	11,490	1	0.01%
Financial liabilities at amortized cost	486,693	3,804	1.58%	461,998	3,002	1.31%
Debt certificates	53,792	631	2.37%	56,891	590	2.09%
Domestic	37,896	301	1.60%	41,524	282	1.37%
Foreign	15,896	330	4.19%	15,367	308	4.04%
Deposits	432,902	3,173	1.48%	405,107	2,412	1.20%
Central banks	48,587	103	0.43%	48,246	25	0.10%
Domestic	41,911	14	0.07%	39,873	3	0.02%
Foreign	6,677	89	2.70%	8,372	21	0.52%
Credit institutions	23,514	711	6.10%	24,403	542	4.48%
Domestic	15,483	34	0.44%	16,857	11	0.13%
Foreign	8,030	677	17.01%	7,546	531	14.19%
Government	21,777	485	4.49%	16,372	271	3.34%
Domestic	11,191	1	0.03%	8,500	1	0.02%
Foreign	10,586	483	9.21%	7,872	270	6.93%
Other financial corporations	19,305	193	2.01%	20,963	138	1.33%
Domestic	11,887	52	0.89%	13,124	70	1.07%
Foreign	7,419	141	3.82%	7,839	69	1.77%
Individuals	219,766	828	0.76%	205,610	852	0.84%
Domestic	142,207	62	0.09%	137,006	66	0.10%
Foreign	77,559	767	1.99%	68,603	786	2.31%
Non-financial corporations	99,952	853	1.72%	89,514	585	1.32%
Domestic	39,866	15	0.07%	37,915	6	0.03%
Foreign	60,086	838	2.81%	51,599	579	2.26%
Provisions	3,365	42	2.53%	4,133	40	1.94%
Domestic	3,252	12	0.76%	3,908	10	0.53%
Foreign	113	30	53.44%	225	29	26.33%
Derivatives and other financial liabilities (2)	53,765	948	3.56%	50,266	929	3.73%
Domestic	34,927	78	0.45%	35,027	37	0.21%
Foreign	18,838	870	9.32%	15,239	892	11.80%
Non-interest bearing liabilities and Equity (3)	78,906	—	—	145,593	—	—
(1)Foreign activity represented 36.80% of the total average liabilities for the six months ended June 30, 2022 and 40.60% for the six months ended June 30, 2021.
(2)Includes “Insurance and reinsurance liabilities”, “Derivatives - Hedge accounting”, “Financial liabilities held for trading” and “Financial liabilities designated at fair value through profit or loss”.
(3)Includes “Tax liabilities”, “Liabilities included in disposal groups classified as held for sale” and “Other liabilities”.

Changes in Net Interest Income - Volume and Rate Analysis
The following tables allocate changes in our net interest income between changes in volume and changes in rate for the six months ended June 30, 2022 compared with the six months ended June 30, 2021. Volume and rate variance have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. The only out-of-period items and adjustments excluded from such table are interest payments on loans which are made in a period other than the period in which they are due.

	For the six months ended June 30, 2022 / June 30, 2021
	Increase (Decrease) Due to Changes in
	Volume (1)	Rate (2)	Net Change
	(In Millions of Euros)
Interest income
Cash and balances with central banks and other demand deposits	6	17	23
Domestic	—	1	1
Foreign	4	18	22
Financial assets held for trading	142	180	321
Domestic	20	24	44
Foreign	(3)	280	277
Financial assets at fair value through other comprehensive income	(125)	604	479
Domestic	(64)	136	71
Foreign	125	283	407
Financial assets at amortized cost	641	896	1,537
Domestic	10	(79)	(69)
Foreign	(5)	(4)	(9)
Debt securities	10	(79)	(69)
Domestic	657	949	1,606
Foreign	(6)	(2)	(9)
Loans and advances	657	949	1,606
Central banks	(6)	(2)	(9)
Domestic	—	—	—
Foreign	(6)	(2)	(9)
Credit institutions	8	128	135
Domestic	—	7	7
Foreign	10	118	128
Government	18	76	94
Domestic	(1)	2	1
Foreign	44	49	94
Other financial corporations	34	(8)	26
Domestic	6	1	6
Foreign	21	(2)	20
Individuals	204	450	654
Domestic	9	(22)	(14)
Mortgages	(7)	(10)	(17)
Other	16	(12)	4
Foreign	391	276	667
Mortgages	130	(35)	95
Other	261	311	572
Non-financial corporations	355	350	705
Domestic	35	(53)	(18)
Foreign	381	342	723
Derivatives and other financial assets	14	68	82
Domestic	1	(2)	(2)
Foreign	22	62	83
Total income	(473)	2,914	2,441
(1)The volume effect is calculated as the result of the average interest rate of the earlier period multiplied by the difference between the average balances of both periods.
(2)The rate effect is calculated as the result of the average balance of the earlier period multiplied by the difference between the average interest rates of both periods.

	For the six months ended June 30, 2022 / June 30, 2021
	Increase (Decrease) Due to Changes in
	Volume (1)	Rate (2)	Net Change
	(In Millions of Euros)
Interest expense
Financial liabilities held for trading	7	15	22
Domestic	7	15	22
Foreign	—	(1)	(1)
Financial liabilities at amortized cost	160	642	802
Debt certificates	(32)	74	42
Domestic	(25)	43	19
Foreign	11	12	23
Deposits	166	595	761
Central banks	—	78	78
Domestic	—	10	11
Foreign	(4)	72	68
Credit institutions	(20)	189	169
Domestic	(1)	24	23
Foreign	34	113	147
Government	90	124	214
Domestic	—	—	1
Foreign	93	120	213
Other financial corporations	(11)	65	54
Domestic	(7)	(11)	(17)
Foreign	(4)	75	72
Individuals	59	(82)	(23)
Domestic	2	(6)	(4)
Foreign	103	(122)	(20)
Non-financial corporations	68	200	268
Domestic	—	8	9
Foreign	95	164	260
Provisions	(7)	10	3
Domestic	(2)	4	2
Foreign	(15)	15	1
Derivatives and other financial liabilities (3)	65	(46)	19
Domestic	—	41	41
Foreign	211	(232)	(21)
Total expense	(173)	1,019	846
Net interest income	—	—	1,595
(1)The volume effect is calculated as the result of the average interest rate of the earlier period multiplied by the difference between the average balances of both periods.
(2)The rate effect is calculated as the result of the average balance of the earlier period multiplied by the difference between the average interest rates of both periods.
(3)Includes “Insurance and reinsurance liabilities”, “Derivatives - Hedge accounting”, “Financial liabilities held for trading” and “Financial liabilities designated at fair value through profit or loss”.

Interest Earning Assets - Margin and Spread
The following table analyzes the levels of our average interest earning assets and illustrates the comparative gross and net yields and spread obtained for each of the periods indicated.

	Six months ended June 30,
	2022	2021
	(In Millions of Euros, Except Percentages)
Average interest earning assets	619,544	574,533
Gross yield (1)	2.2%	1.9%
Net yield (2)	1.4%	1.2%
Average effective rate paid on interest-bearing liabilities	0.8%	0.7%
Spread (3)	1.4%	1.2%
(1)“Gross yield” represents interest income divided by average interest-earning assets.
(2)“Net yield” represents net interest income divided by average interest-earning assets.
(3)“Spread” is the difference between “Gross yield” and the “Average effective rate paid on interest-bearing liabilities”.

ASSETS
See the introduction to “Item 4E. Selected Statistical Information” for information on the impact of the USA Sale on the information reported below.
Interest-Bearing Deposits in Other Banks
As of June 30, 2022, interbank deposits (excluding deposits with central banks) represented 6.1% of our total assets. Of such interbank deposits, 13.4% were held outside of Spain and 86.6% in Spain. We believe that our deposits are generally placed with highly rated banks and have a lower risk than many loans we could make in Spain. However, such deposits are subject to the risk that the deposit banks may fail or the banking system of certain of the countries in which a portion of our deposits are made may face liquidity or other problems.
Securities Portfolio
As of June 30, 2022, our total securities portfolio (consisting of investment securities and loans and advances) was carried on our consolidated balance sheet at a carrying amount (equivalent to its market or appraised value as of such date) of €141,232 million, representing 19.7% of our total assets. €25,009 million, or 17.7% of our securities portfolio consisted of Spanish Treasury bonds and Treasury bills. The average yield during the six months ended June 30, 2022 on the investment securities that BBVA held was 5.5%, compared with an average yield of approximately 0.2% earned on loans and advances in the portfolios “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss” and “Financial assets designated at fair value through profit or loss” during the six months ended June 30, 2022. See Notes 9 and 12 to our Unaudited Condensed Interim Consolidated Financial Statements for additional information.
The first table in Note 12.3 to our Unaudited Condensed Interim Consolidated Financial Statements sets forth the fair value and the amortized cost of our debt securities recorded under “Financial assets at fair value through other comprehensive income” as of June 30, 2022 and December 31, 2021.
This information is not provided for debt securities recorded under “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss” and “Financial assets designated at fair value through profit or loss” since the amortized costs and fair values of these items are the same. See Note 7 to our Unaudited Condensed Interim Consolidated Financial Statements.
The second table in Note 12.3 to our Unaudited Condensed Interim Consolidated Financial Statements shows the fair value of debt securities recorded, as of June 30, 2022 and December 31, 2021, under “Financial assets at fair value through other comprehensive income” by rating categories defined by external rating agencies.
The table in Note 12.2 to our Unaudited Condensed Interim Consolidated Financial Statements sets forth the fair value and the amortized cost of our equity instruments recorded under “Financial assets at fair value through other comprehensive income” as of June 30, 2022 and December 31, 2021.
Readers are directed to the tables and Notes referred to above for information regarding our securities portfolio.
For a discussion of our investments in joint ventures and associates, see Note 15 to our Unaudited Condensed Interim Consolidated Financial Statements. For a discussion of the manner in which we value our securities, see Notes 2.2.1 and 8 to our Consolidated Financial Statements.
Loans and Advances
During the six months ended June 30, 2022, the Group’s loan activity has been affected by geopolitical and other challenges and uncertainties globally. See “Item 5. Operating and Financial Review and Prospects―Item 5A. Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Macroeconomic and geopolitical conditions” and “Item 5. Operating and Financial Review and Prospects―Item 5A. Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―The COVID-19 pandemic” and, with respect to 2021, Note 7.2 to our Consolidated Financial Statements for information on the impact of these challenges on our financial condition and results of operations.
In terms of exchange rates as of June 30, 2022 and December 31, 2021, the Turkish lira and the Argentine peso depreciated against the euro, while the Mexican peso, the U.S. dollar, the Colombian peso and the Peruvian sol appreciated against the euro. The overall effect of changes in exchange rates was positive for the period-on-period comparison of the Group’s balance sheet. See “Item 5. Operating and Financial Review and Prospects―Item 5A. Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.

As of June 30, 2022, total loans and advances by BBVA and its subsidiaries to associates and jointly controlled companies amounted to €2,125 million, compared with €2,031 million as of December 31, 2021. Loans and advances outstanding to the Spanish government and its agencies amounted to €11,698 million, or 3.2% of our total loans and advances to customers as of June 30, 2022, compared with the €11,904 million, or 3.6% of our total loans and advances to customers as of December 31, 2021. None of our loans to companies controlled by the Spanish government are guaranteed by the government and, accordingly, we apply normal credit criteria in extending credit to such entities. Moreover, we carefully monitor such loans because governmental policies necessarily affect such borrowers.
Diversification in our loan portfolio is our principal means of reducing the risk of loan losses. We also carefully monitor our loans to borrowers in sectors or countries experiencing liquidity problems. Our exposure to our five largest borrowers as of March 31, 2022 (which is the latest available information) excluding government-related loans amounted to €7,363 million or approximately 2.0% of our total outstanding loans and advances to customers.
Loans and Advances to Credit Institutions and Central Banks
As of June 30, 2022, our total loans and advances to credit institutions and central banks amounted to €51,906 million, or 7.3% of total assets, of which total loans and advances to credit institutions and central banks at amortized cost amounted to €19,762 million, or 2.8% of total assets.
Loans and Advances to Customers
As of June 30, 2022, our total loans and advances to customers amounted to €371,563 million, or 51.9% of total assets. Net of our loss allowances, total loans and advances to customers amounted to €359,872 million as of June 30, 2022, or 50.3% of our total assets, a slight decrease from 50.5% of our total assets as of December 31, 2021. As of June 30, 2022 our total loans and advances to customers in Spain amounted to €172,976 million. Our total loans and advances to customers outside Spain amounted to €198,587 million as of June 30, 2022, up from €176,509 million as of December 31, 2021, mainly as a result of a higher volume of commercial loans in Mexico and Turkey, the increase in the retail portfolio in Mexico (mortgage, consumer and credit card loans), South America (consumer and credit card loans) and, to a lesser extent, Turkey (consumer and credit card loans), and, to a lesser extent, the appreciation of the currencies of the main countries where the BBVA Group operates against the euro (excluding the Argentine peso and the Turkish lira) against the euro.
Loans by Geographic Area
The following table shows our loans and advances to customers by geographic area as of the dates indicated:

	As of June 30,	As of December 31,	As of June 30,
	2022	2021	2021
	(In Millions of Euros)
Domestic	172,976	169,625	168,518
Foreign
Western Europe	28,358	31,504	25,341
Mexico	70,374	58,757	55,936
Turkey	34,129	30,058	36,170
South America	45,537	39,518	37,030
Other	20,188	16,672	13,603
Total foreign	198,587	176,509	168,080
Total loans and advances (1)	371,563	346,134	336,598
Loss allowances	(11,691)	(11,116)	(11,620)
Total net lending (1)	359,872	335,018	324,978
(1)Includes loans and advances to customers included in the following headings: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at amortized cost”, net of loss allowances.

Maturity and Interest Sensitivity
The following table sets forth a breakdown by maturity of our total loans and advances to customers, including their fixed and variable rates, by type of customer as of June 30, 2022. The determination of maturities is based on contract terms.

	Maturity					Maturity After One Year
	Due In One Year or Less	Due After One Year Through Five Years	Due After Five Years Through Fifteen Years	Due After Fifteen Years	Total	Fixed Rate	Variable Rate
	(In Millions of Euros)
Domestic
Agriculture, forestry and fishing	437	711	233	59	1,441	790	214
Manufacturing, mining and quarrying, and other industrial activities	7,295	7,329	1,728	911	17,263	6,110	3,858
Of which: manufacturing	6,186	5,434	1,104	779	13,503	5,273	2,044
Construction	1,368	1,817	1,182	508	4,874	1,172	2,334
Wholesale and retail trade, transportation and storage, accommodation and food service activities	6,550	8,906	2,897	992	19,345	8,013	4,782
Information and communication	975	633	96	86	1,790	388	427
Financial and insurance activities	4,114	2,518	391	301	7,323	1,754	1,456
Real estate activities	500	1,869	1,674	113	4,155	1,758	1,898
Professional, scientific, technical, administrative and support service activities	1,261	2,090	565	150	4,066	1,719	1,086
Public administration and defense, education, human health and social work activities	3,147	6,494	3,188	64	12,894	6,284	3,462
Other service activities	14,163	25,790	35,500	22,854	98,307	30,850	53,294
Of which:
Households	13,927	25,219	35,297	22,827	97,271	30,297	53,046
For House Purchase	4,397	15,432	30,889	22,354	73,072	17,211	51,465
Credit for consumption	4,892	7,039	2,895	64	14,890	9,755	243
Other purposes	4,639	2,747	1,513	409	9,308	3,332	1,338
Total Domestic	39,809	58,155	47,455	26,038	171,458	58,837	72,812
Foreign
Agriculture, forestry and fishing	1,512	843	391	8	2,753	902	339
Manufacturing, mining and quarrying, and other industrial activities	24,261	16,129	5,208	91	45,689	6,056	15,372
Of which: manufacturing	16,557	9,209	2,210	52	28,028	4,584	6,887
Construction	1,594	1,079	673	94	3,440	498	1,348
Wholesale and retail trade, transportation and storage, accommodation and food service activities	13,833	11,066	5,477	77	30,453	8,953	7,667
Information and communication	2,258	2,408	227	35	4,928	893	1,778
Financial and insurance activities	8,475	3,151	787	30	12,443	1,311	2,658
Real estate activities	1,538	2,736	2,194	8	6,476	1,491	3,448
Professional, scientific, technical, administrative and support service activities	1,153	1,653	384	1	3,191	932	1,106
Public administration and defense, education, human health and social work activities	2,025	2,091	4,404	2,789	11,309	2,196	7,087
Other service activities	13,423	26,917	16,435	12,886	69,661	46,927	9,310
Of which:
Households	10,818	26,405	16,235	12,876	66,333	46,546	8,970
For House Purchase	199	1,563	10,770	12,731	25,264	23,232	1,832
Credit for consumption	7,961	22,308	5,057	59	35,384	21,085	6,339
Other purposes	2,658	2,534	407	87	5,686	2,229	799
Total Foreign	70,071	68,074	36,179	16,019	190,343	70,158	50,114
Total loans and advances (1)	109,879	126,230	83,634	42,058	361,800	128,995	122,926
(1)Includes loans and advances to customers included in “Financial assets at amortized cost”.

Loss allowances on Loans and Advances
The following table provides information regarding the ratios of allowances for credit losses to total loans and net charge-offs to average loans for the periods indicated, in each case. For a discussion of accounting standards related to loss allowances on financial assets, see Note 2.2.1 to our Consolidated Financial Statements.

	As of and for the six months ended June 30,	As of and for the year ended December 31,
	2022	2021
	(In Millions of Euros)

Allowance for credit losses to total loans and advances at amortized cost outstanding	3.07%	3.19%
Allowance for credit losses	11,724	11,142
Domestic	4,956	5,006
Foreign	6,768	6,136
Total loans outstanding	381,596	349,037
Domestic	188,215	182,822
Foreign	193,381	166,215
Net loan charge-offs as a percentage of average loans and advances at amortized cost during the period	—	337,895
Domestic (1)	0.22%	0.41%
Non-financial corporations	0.22%	0.69%
Net charge-offs during the period	93	525
Average loans outstanding	84,074	76,028
Individuals	0.27%	0.31%
Net charge-offs during the period	130	299
Average loans outstanding	95,856	95,540
Other	0.01%	0.01%
Foreign	1.63%	1.66%
Mexico	1.91%	3.05%
Non-financial corporations	0.29%	1.18%
Net charge-offs during the period	38	263
Average loans outstanding	26,571	22,334
Individuals	3.94%	5.68%
Net charge-offs during the period	549	1,357
Average loans outstanding	28,077	23,894
Other	—	—
Turkey	2.19%	0.45%
Non-financial corporations	4.01%	0.64%
Net charge-offs during the period	439	150
Average loans outstanding	22,102	23,295
Individuals	0.13%	0.33%
Net charge-offs during the period	7	40
Average loans outstanding	10,144	12,107
Other	—	—
South America	0.61%	1.05%
Non-financial corporations	0.68%	1.15%
Net charge-offs during the period	58	174
Average loans outstanding	17,299	15,148
Individuals	0.65%	1.26%
Net charge-offs during the period	59	197
Average loans outstanding	18,175	15,657
Other	—	—
Other Countries	—	—
Net charge-offs during the period	—	—
Average loans outstanding	637	686
Total loan charge-offs as a percentage of average loans and advances at amortized cost during the period	0.78%	0.91%
Net charge-offs during the period	1,374	3,008
Average total loans and advances at amortized cost outstanding	353,013	331,822
(1)Domestic loans charged off in 2022 and 2021 were mainly related to the real estate sector.

When the recovery of any recognized amount is considered to be remote, this amount is removed from the consolidated balance sheet, without prejudice to any actions taken by the consolidated entities in order to collect the amount until their rights extinguish in full through expiry, forgiveness or for other reasons.
Our total net charge-offs to average loans at amortized cost ratio amounted to 0.78% for the six months ended June 30, 2022, compared with 0.91% for the year ended December 31, 2021, mainly as a result of decreases in charge-offs in Mexico, and to a lesser extent, Spain and South America. The decrease was partially offset by an increase in charge-offs in Turkey.
The following factors, set out by region, were the main contributors to the decrease in the ratio:
• Mexico: there was a decrease in the ratio mainly due to higher recoveries in the retail portfolio and increases in average outstanding loans to individuals (wholesale and consumer loans).
• Spain: there was a decrease in the ratio mainly due to higher recoveries, lower credit impairment requirements and increased lending activity, in particular, in corporate and SMEs loans.
• South America: there was a decrease in the ratio mainly due to an improvement in credit deterioration, increased activity in the retail portfolio, limited Stage 3 new entries in Colombia and Argentina, and a better recovery ratio.
The decrease in the total net charge-offs to average loans ratio was partially offset by:
• Turkey: there was an increase in the ratio mainly due to a significant Stage 3 entry in the wholesale portfolio.
Our allowance for credit losses to total loans and advances at amortized cost decreased to 3.07% as of June 30, 2022 compared with 3.19% as of December 31, 2021, mainly as a result of the increase in total loans outstanding (SMEs and consumer loans, including credit card loans, in Spain, Mexico and South America).
Impaired Loans
Loans are considered to be credit-impaired under IFRS 9 if one or more events have occurred and they have a detrimental impact on the estimated future cash flows of the loan.
Amounts collected in relation to impaired financial assets at amortized cost are first applied to the outstanding interest and any excess amount is used to reduce the unpaid principal. The approximate amount of interest on our impaired loans which was included in profit attributable to parent company for the six months ended June 30, 2022 and 2021 was €133 million and €137 million, respectively.
The following table provides information regarding our impaired loans to customers, central banks and credit institutions as of the dates indicated:

	As of June 30,	As of December 31,
	2022	2021
	(In Millions of Euros)
Impaired loans
Domestic	7,775	7,822
Public sector	51	59
Other resident sector	7,724	7,762
Foreign	6,822	6,836
Public sector	1	3
Other non-resident sector	6,821	6,833
Total impaired loans	14,597	14,657
Allowance for credit losses	(11,724)	(11,142)
Impaired loans net of allowance	2,873	3,516
Impaired loans as a percentage of loans and advances at amortized cost	3.83%	4.20%
Impaired loans (net of allowance) as a percentage of loans and advances at amortized cost	0.75%	1.01%

Our total impaired loans amounted to €14,597 million as of June 30, 2022, a 0.4% decrease compared with €14,657 million as of December 31, 2021.
Our allowance for credit losses includes loss reserve for impaired assets and loss reserve for unimpaired assets which present an expected credit loss. As of June 30, 2022, the allowance for credit losses amounted to €11,724 million, a 5.2% increase compared with the €11,142 million recorded as of December 31, 2021, mainly due to an increase in the collective expected losses in Spain, Mexico, Turkey and South America related to loans to individuals. In the six months ended June 30, 2022 there were lower write-offs from the amortized cost portfolio.
LIABILITIES
See the introduction to “Item 4E. Selected Statistical Information” for information on the impact of the USA Sale on the information reported below.
Deposits
The principal components of our customer deposits recorded under “Financial liabilities at amortized cost” are domestic demand and savings deposits and time deposits. The following tables provide information regarding the average amount of the following deposit categories recorded under “Financial liabilities at amortized cost” for the dates indicated:

	As of June 30,	As of December 31,
	2022	2021
	(In Millions of Euros)
Demand deposits	309,813	279,166
Domestic	197,179	182,675
Foreign	112,634	96,491
Time deposits	112,991	116,221
Domestic	61,673	66,684
Foreign	51,318	49,538
Other	10,098	13,325
Domestic	3,693	4,526
Foreign	6,404	8,798
Total Domestic	262,545	253,885
Total Foreign	170,357	154,827
Total	432,902	408,712
Large denomination deposits may be a less stable source of funds than demand and savings deposits because they are more sensitive to variations in interest rates. For additional information on our deposits recorded under “Financial liabilities at amortized cost”, see Note 21 to our Unaudited Condensed Interim Consolidated Financial Statements.
EQUITY
Shareholders’ equity
As of June 30, 2022, shareholders’ equity amounted to €48,793 million, a 0.1% increase compared to the €48,760 million recorded as of December 31, 2021.
Accumulated other comprehensive income (loss)
As of June 30, 2022, the accumulated other comprehensive loss amounted to €16,452 million, a 0.1% decrease compared to the €16,476 million recorded as of December 31, 2021.
The majority of the balance is related to the conversion to euros of the financial statements balances from consolidated entities whose functional currency is not the euro.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Critical Accounting Policies
For a description of our critical accounting policies, see Note 2 to our Unaudited Condensed Interim Consolidated Financial Statements, “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies” in our 2021 Form 20-F and Note 2.2 to our Consolidated Financial Statements.
We consider certain of our critical accounting policies to be particularly important due to their effect on the financial reporting of our financial condition and results of operations and because they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of our consolidated financial statements. The nature of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our Unaudited Condensed Interim Consolidated Financial Statements. For information on the estimates made by the Group in preparing the Unaudited Condensed Interim Consolidated Financial Statement, see Note 1.4 to our Unaudited Condensed Interim Consolidated Financial Statements.
See Note 6.2.2 to our Unaudited Condensed Interim Consolidated Financial Statements for information on the measurement of expected credit loss.
Item 5A. Operating Results
Factors Affecting the Comparability of our Results of Operations and Financial Condition
Trends in Exchange Rates
We are exposed to foreign exchange rate risk in that our reporting currency is the euro, whereas certain of our subsidiaries and investees have different functional and accounting currencies, principally Mexican pesos, Turkish liras, Argentine pesos, Colombian pesos, Peruvian soles and U.S. dollars. For example, if the Turkish lira or Latin American currencies depreciate against the euro, when the results of operations of our subsidiaries in the countries using these currencies are included in our consolidated financial statements, the euro value of their results declines, even if, in local currency terms, their results of operations and financial condition have remained the same. By contrast, the appreciation of the Turkish lira or Latin American currencies against the euro would have a positive impact on the results of operations of our subsidiaries in the countries using these currencies when their results of operations are included in our consolidated financial statements. Accordingly, changes in exchange rates may limit the ability of our results of operations, stated in euro, to fully show the performance in local currency terms of our subsidiaries.
Except with respect to hyperinflationary economies, where all the components of the financial statements of the relevant subsidiaries (in each case, for any period in which the relevant economy was considered to be hyperinflationary) are converted at the relevant period-end exchange rate, the assets and liabilities of our subsidiaries which maintain their accounts in currencies other than the euro have been converted to the euro at the period-end exchange rates for inclusion in our Unaudited Condensed Interim Consolidated Financial Statements, and income statement items have been converted at the average exchange rates for the period. See Note 2.1 to our Unaudited Condensed Interim Consolidated Financial Statements and Note 2.2.19 to our Consolidated Financial Statements for information on the application of IAS 29 to hyperinflationary economies. The following table sets forth the exchange rates of the currencies of the main non-euro regions where we operate against the euro, expressed in local currency per €1.00 as averages for the six months ended June 30, 2022 and June 30, 2021, and as period-end exchange rates as of June 30, 2022 and as of December 31, 2021 according to the European Central Bank (the “ECB”).

	Average Exchange Rates		Period-End Exchange Rates
	For the six months ended June 30, 2022	For the six months ended June 30, 2021	As of June 30, 2022	As of December 31, 2021
Mexican peso	22.1618	24.3235	20.9641	23.1438
Turkish lira (1)		9.5232	17.3220	15.2335
U.S. dollar	1.0934	1.2051	1.0387	1.1326
Argentine peso			129.8842	116.3746
Colombian peso	4,281.0542	4,368.2336	4,287.2031	4,509.0618
Peruvian sol	4.1247	4.4918	3.9243	4.5045
(1)With respect to the six months ended June 30, 2022, income statement items have been converted at the exchange rate as of June 30, 2022. With respect to the six months ended June 30, 2021, income statement items have been converted at the average exchange rates for the period.

During the six months ended June 30, 2022, the Mexican peso, the U.S. dollar, the Colombian peso and the Peruvian sol appreciated against the euro in average terms compared with the same period of the prior year. In terms of period-end exchange rates, the Turkish lira and the Argentine peso depreciated against the euro. On the other hand, the Mexican peso, the U.S. dollar, the Colombian peso and the Peruvian sol appreciated against the euro in terms of period-end exchange rates. The overall effect of changes in exchange rates was slightly negative for the period-on-period comparison of the Group’s income statement and positive for the period-on-period comparison of the Group’s balance sheet.
When comparing two dates or periods in this report on Form 6-K we have sometimes excluded, where specifically indicated, the impact of changes in exchange rates by assuming constant exchange rates. In doing this, with respect to income statement amounts, we have used the average exchange rate for the more recent period for both periods and, with respect to balance sheet amounts, we have used the closing exchange rate of the more recent period for both period ends.
Hyperinflationary economies - Turkey
Since the second quarter of 2022, the Turkish economy is considered hyperinflationary, resulting in the Group having applied hyperinflation accounting in accordance with IAS 29 “Financial reporting in hyperinflationary economies” in respect thereof with effect from January 1, 2022 with respect to the financial statements of the BBVA Group’s entities located in Turkey4. The net result derived from the application of accounting for hyperinflation in Turkey for the six months ended June 30, 2022 amounts to a loss of €1,776 million, of which €1,022 million is attributed to the parent company of the Group. This impact includes mainly the loss of the net monetary position, which amounts to a gross amount of €1,686 million and is recorded in the line “Other operating expense” in the consolidated income statement, partially offset by the positive impact of the revaluation of certain bonds linked to inflation, for a gross amount of €1,132 million, given that, under IAS 29, these types of bonds are considered protective assets. See Note 2.1 to our Unaudited Condensed Interim Consolidated Financial Statements for additional information on the impacts of the hyperinflation accounting on the consolidated balance sheet and the consolidated income statement of the BBVA Group as of and for the six months ended June 30, 2022, and Note 2.2.19 to our Consolidated Financial Statements for information on the application of IAS 29 to hyperinflationary economies.
Macroeconomic and geopolitical conditions
The Group is sensitive to the deterioration of economic conditions or the alteration of the institutional environment of the countries in which it operates, and especially Spain, Mexico and Turkey. In addition to the significant macroeconomic problems triggered by the COVID-19 pandemic, the global economy is currently facing a number of extraordinary challenges. Russia’s invasion of Ukraine, has led to significant disruption, instability and volatility in global markets, as well as higher inflation (including by contributing to further increases in the prices of oil, gas and other commodities and further disrupting supply chains) and lower growth. The EU, United States and other governments have imposed significant sanctions and export controls against Russia and Russian interests and threatened additional sanctions and controls. For additional information on the deteriorating economic environment, see “—Operating Environment”.
During the six months ended June 30, 2022, the Group’s business has been affected by geopolitical and other challenges and uncertainties globally, which have been heightened by Russia’s invasion of Ukraine. Moreover, the Group’s results of operations have been affected by the record-high inflation in all countries in which BBVA operates, including Spain, Turkey (which economy was considered hyperinflationary since the second quarter of 2022) and South America. Inflation has led to higher expenses and its effects have been considered on the macroeconomic forecasts used to calculate expected credit losses of the BBVA Group for the six months ended June 30, 2022. On the other hand, inflation-linked bonds in Turkey have positively contributed to the results of operations of the BBVA Group during the six months ended June 30, 2022. Further, there can be no assurance that adverse developments in the Turkish economy and institutional and regulatory environment will not have a material adverse effect on the Group’s business, financial condition and results of operations in Turkey. The Central Bank of Turkey has recently strengthened its macroprudential policy toolkit and revised the reserve requirement regulation. With this new regulation, reserve requirements, which used to be applied to the liability side of balance sheets, will also be applied to the asset side of balance, including Turkish lira-denominated commercial cash loans (subject to certain exceptions). See “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Principal Markets—Turkey” in our 2021 Form 20-F for information on certain recent institutional and regulatory developments affecting the Group. Further, the Group’s results of operations have been affected by the increases in interest rates adopted by central banks in an attempt to tame inflation, contributing to the rise in funding costs in particular, in Mexico. Further, increases in interest rates could adversely affect the Group in future periods by reducing the demand for credit, limiting its ability to generate credit for its clients and leading to an increase in the default rate of its counterparties.
4 IAS 29 does not apply to the operations outside Turkey of the Türkiye Garanti Bankası A.Ş. group of companies, and in particular to the financial statements of Garanti Bank S.A. in Romania and GarantiBank International N.V. in the Netherlands.

The COVID-19 pandemic
The COVID-19 pandemic has adversely affected the world economy, and economic activity and conditions in the countries in which the Group operates. New waves of contagion continue to be a source of concern and the emergence of new strains remains a risk, although increasing vaccination rates have contributed to reduce its impact on economic activity.
The impact of the COVID-19 pandemic on the Group’s results generally improved with the progressive lessening of restrictions and the reopening of its branches since first half of 2021 and, in particular, had a greater impact on the Group’s results for the six months ended June 30, 2021, than in the Group’s results for the six months ended June 30, 2022. Still, the COVID-19 pandemic and the ensuing deterioration of economic conditions have led to an increase in loan losses from both companies and individuals, which has so far been slowed down by the impact of government support measures, including bank payment deferrals, credit with public guarantee and direct aid measures, and its final impact is not yet known.
Since the beginning of the pandemic, the Group offered COVID-19 support measures to its customers consisting of both payment deferrals on existing loans and new public-guaranteed lending. In particular, in Spain, the Instituto de Crédito Oficial (ICO) approved several support programs aimed at the self-employed, SMEs and companies and, in March, 2022, the Code of Best Practices was modified to lessen loan access conditions to customers in economic difficulties, especially those exposed to fluctuations in the prices of energy and other raw materials, and opened the door to term extensions of ICO-guaranteed financing to self-employed and companies, beyond June 30, 2022. Similar programs were adopted in other countries where the Group operates, including Peru, which adopted public support programs such as Reactiva (which expires on December 31, 2022), and Turkey, Colombia and Argentina, where new government-guaranteed financing was granted. Since June 30, 2021, the total amount of payment deferrals granted to customers by the BBVA Group has followed a decreasing trend.
Furthermore, the Group has been affected by other measures (including recommendations) adopted by regulatory authorities in the banking sector, such as variations in reference interest rates, the modification of prudential requirements, the temporary suspension of dividend payments, as well as the termination of the ECB’s financial assets purchase programs. For additional information, see Note 6.1 to our Unaudited Condensed Interim Consolidated Financial Statements, Note 1.5 to our Consolidated Financial Statements and “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―The COVID-19 Pandemic” in our 2021 Form 20-F.
Agreement on the Collective Layoff Procedure
On June 8, 2021, BBVA reached an agreement with union representatives on the collective layoff procedure proposed for Banco Bilbao Vizcaya Argentaria, S.A. in Spain on April 13, 2021, which would affect 2,935 employees. The agreement also included the closing of 480 offices (all closed as of June 30, 2022). Ultimately, by the time the procedure was over, 2,899 employees had accepted the agreement and effectively departed BBVA. The cost of the process amounted to a €994 million expense before taxes for the six months ended June 30, 2021 (€754 million corresponding to the collective layoff and €240 million to the closing of offices, respectively) which was recognized under the headings “Provisions or reversal of provisions and other results”, “Impairment or reversal of impairment on non-financial assets” and “Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations” of the BBVA Group and under the heading “Profit / (loss) from discontinued operations, net and Other” of the Corporate Center. See Note 23 to our Unaudited Condensed Interim Consolidated Financial Statements.
Sale of BBVA USA Bancshares, Inc.
On June 1, 2021, after obtaining the relevant regulatory authorizations from the competent authorities, BBVA completed the sale of 100% of the share capital in its subsidiary BBVA USA Bancshares, Inc., which in turn owned 100% of the share capital in BBVA USA, as well as other companies of the BBVA Group in the United States with activities related to this banking business, to The PNC Financial Services Group, Inc. (the “USA Sale”).
The consideration received in cash by BBVA as a consequence of the USA Sale amounted to approximately $11,500 million (the price provided in the agreement minus the agreed closing price adjustments) equivalent to approximately €9,600 million (at an exchange rate of $1.20 per euro).

The results obtained by BBVA USA Bancshares, Inc. were consolidated in the Group’s results during the first five months of 2021, until completion of the USA Sale on June 1, 2021. The accounting for both the results generated by BBVA USA Bancshares, Inc. in the first five months of 2021 and the gain on sale at closing of the transaction resulted in a cumulative profit net of taxes of €280 million in the six months ended June 30, 2021, which was recorded under the heading “Profit / (loss) from discontinued operations, net”, and in a positive impact on the BBVA Group’s Common Equity Tier 1 (“fully loaded”) ratio of approximately 294 basis points as of June 30, 2021. See Notes 3 and 20 to our Unaudited Condensed Interim Consolidated Financial Statements, Note 21 to our Consolidated Financial Statements and “Item 10. Additional Information—Material Contracts—Sale of BBVA USA to The PNC Financial Services Group” in our 2021 Form 20-F.
Operating Environment
Our results of operations are dependent, to a large extent, on the level of demand for our products and services (primarily loans and deposits but also intermediation of financial products such as sovereign or corporate debt) in the countries in which we operate. Demand for our products and services in those countries is affected by the performance of their respective economies in terms of Gross Domestic Product (“GDP”), as well as prevailing levels of employment, inflation and, particularly, interest rates. Typically, the demand for loans and saving products correlates positively with income, which correlates in turn with GDP, employment and corporate profits evolution. Interest rates have a direct impact on banking results as the banking activity mainly relies on the generation of positive interest margins by paying lower interest on liabilities, primarily deposits, than the interest received on assets, primarily loans. However, it should be noted that higher interest rates, all else being equal, also reduce the demand for banking loans, increase the cost of funding of the banking business and typically lead to an increase in default rates.
In 2021, the world economy grew significantly, recovering, in part, from the crisis generated by the pandemic, which caused a sharp drop in world GDP in 2020. The relevant rebound in global growth was due to progress in vaccination against the COVID-19 and the significant economic stimuli adopted by the authorities.
Activity indicators show that, despite a clear moderation trend, economic growth, in general, remained at relatively high levels during the first half of the year 2022. Previously accumulated savings, the process of normalization of activity after the restrictions and disruptions generated by the pandemic, as well as the dynamism of the labor markets have contributed, in particular, to the performance of private consumption and the services sector.
The relative resilience of demand, the persistence of disruptions in global supply chains and, mainly, the impact of the war in Ukraine on commodity prices have reinforced pressures on inflation, which has continued to surprise on the upside (8.6% in the Eurozone and 9.1% in the United States in June 2022). In addition to exhibiting greater persistence, inflationary pressures have also become more widespread in recent months.
In this context, central banks have reacted, paving the way for an aggressive tightening of monetary conditions. Specifically, the U.S. Federal Reserve (“Fed”) has increased reference interest rates by 150 basis points (“bp”) since the beginning of the year to 1.75% in June and has begun the process of asset sales to reduce the size of its balance sheet. Likewise, it has indicated that the increases in interest rates will continue in the coming months. According to BBVA Research, U.S. interest rates will likely reach around 4.0% at the beginning of 2023. In the Eurozone, the ECB terminated the pandemic emergency purchase program (PEPP) as well as the asset purchase program (APP) and has announced in July 2022 a rise of 50 bp in reference interest rates. Moreover, it has introduced the Transmission Protection Instrument (TPI), a new asset-purchase program that could eventually be activated to support the effective transmission of monetary policy and counter unwarranted, disorderly market dynamics.
Despite the high current uncertainty, the central scenario that BBVA Research uses in its estimates considers that the global economy will slow down significantly going forward, with eventual episodes of recession in the United States and the Eurozone. The significant tightening of monetary conditions would mainly contribute to this slowdown in growth in a context in which commodity prices and supply disruptions will continue to weigh negatively.
According to BBVA Research, after increasing by 6.2% in 2021, global GDP will grow 3.4% in 2022 and 2.5% in 2023, respectively 100 and 120 bp below what was expected six months ago. In the United States, growth would drop to 2.7% in 2022 and 0.7% in 2023, when the strong monetary adjustment would generate a mild recession. In the Eurozone, slight falls in GDP are likely in the coming quarters, mainly due to the disruptions created by the war, including energy shortages. Annual growth in the region would be 2.7% in 2022 and 0.6% in 2023. In China, growth would reach 4.5% in 2022 and 5.2% in 2023, but the policy of zero tolerance with respect to COVID-19 could cause new mobility restrictions in the event of an eventual increase in coronavirus cases in the future, which poses a risk to economic growth.
The risks to this central scenario are significant and bias BBVA Research’s growth forecasts downwards. In particular, a greater persistence of inflation could trigger even more severe increases in interest rates, and therefore a deeper and more generalized recession as well as scenarios of volatility and financial crises.

In Spain, economic activity has exhibited some dynamism in the first half of the year, despite the war in Ukraine, which has, however, put pressure on energy and food prices, helping to increase inflation to 10.2% in June. According to BBVA Research, the GDP would increase 4.1% this year, 140 bp lower than the forecast in January 2022. Although GDP underperformed in the first quarter, recent data suggests positive dynamism in the second quarter. The expected rises in interest rates by the ECB and the global and regional slowdown will foreseeably cause an economic moderation and the 2023 GDP will grow around 1.8% according to BBVA Research. Inflation will remain high, well above the ECB’s 2% target, mainly in 2022 but also in 2023 (on average around 7.8% this year and 3.2% for the next).
In Mexico, economic growth has surprised to the upside at the beginning of 2022, mainly due to the good performance of domestic demand, which supports an upward revision of BBVA Research’s forecast for GDP growth this year to 2.0% (20 bps less than the forecast six months ago). In 2023 growth will likely moderate to 1.6% in line with the expected global economic slowdown and in an environment in which inflation will remain high (around 7.7% in 2022 and 5.2% in 2023, on average), possibly forcing BANXICO to raise interest rates above current levels of 7.75%.
In Turkey, despite the complex local and global macroeconomic environment, economic activity has surprised to the upside in the first half of the year. According to BBVA Research, the resilience of the activity could make 2022 growth be around 5.0%, above the forecast of 3.5% six months ago. The relative strength of demand, the high commodity prices, as well as the strong depreciation of the Turkish lira after the cuts in interest rates announced some months ago have contributed to an accumulated increase of 78.6% in domestic consumer prices over the twelve months ended June 2022. According to BBVA Research estimates, growth could moderate to 3.0%, thus reducing the high pressures on inflation and external accounts. However, the economic environment is highly unstable, given the combination of high inflation, very negative real interest rates and pressure on the Turkish lira and high external financing needs, as well as the current global context.
In Argentina, in a less favorable global context and given the problems to address the current macroeconomic distortions and meet the objectives established in the recent loan agreement with the International Monetary Fund, the volatility in the financial markets has increased significantly, particularly in the foreign exchange and local currency public debt markets. There is a high degree of uncertainty about the future evolution of economic policies, but the most likely, according to BBVA Research, is that inflation, which reached 60.7% in May, will increase further, and that GDP will grow around 2.5% in 2022 (below the 3.5% forecast from six months ago) and slow down (and even contract) in 2023.
In Colombia, economic activity, in general, and domestic demand, in particular have shown greater dynamism than expected in recent months, with growth in 2022 expected to reach 6.8%, well above the forecast of 4.0% by BBVA Research in January 2022. In addition, high inflation has contributed to the Banco de la República raising interest rates to 7.50% in June, from 1.75% in August 2021. BBVA Research estimates that, in a context where further interest rate hikes are likely, inflation will remain relatively high this year (9.1%, on average) and somehow less next year (5.9%, on average), and growth will converge to around 2.0% in 2023.
In Peru, activity indicators have surprised positively compared to expectations, in the first months of the year, in part due to the process of economic reopening after the easing of mobility restrictions due to the pandemic, the high level of private savings and fiscal stimulus measures. However, high inflation, tighter monetary conditions and the global economic slowdown will likely weigh negatively on growth going forward. Thus, BBVA Research expects growth to be around 2% in 2022, 30 bps less than the forecast six months ago, and 2.8% in 2023. Inflation is expected to remain very high in 2022 (around 7.4%, on average), but not as much in 2023 (about 4.8%, on average), in part due to the tightening of local monetary conditions.

BBVA Group results of operations for the six months ended June 30, 2022 compared to the six months ended June 30, 2021
The table below shows the Group’s unaudited condensed interim consolidated income statements for the six months ended June 30, 2022 and 2021.

	For the six months ended June 30,
	2022	2021	Change
	(In Millions of Euros)		(In %)
Interest and other income	13,403	10,962	22.3
Interest expense	(4,852)	(4,007)	21.1
Net interest income	8,551	6,955	22.9
Dividend income	76	125	(39.3)
Share of profit or loss of entities accounted for using the equity method	15	(5)	n.m. (1)
Fee and commission income	3,964	3,311	19.7
Fee and commission expense	(1,314)	(996)	31.9
Net gains (losses) on financial assets and liabilities (2)	379	878	(56.8)
Exchange differences, net	716	206	247.4
Other operating income	297	340	(12.9)
Other operating expense	(1,803)	(997)	80.9
Income on insurance and reinsurance contracts	1,537	1,350	13.8
Expense on insurance and reinsurance contracts	(908)	(909)	(0.2)
Gross income	11,509	10,259	12.2
Administration costs	(4,401)	(3,983)	10.5
Personnel expense	(2,587)	(2,371)	9.1
Other administrative expense	(1,815)	(1,612)	12.6
Depreciation and amortization	(652)	(615)	6.0
Net margin before provisions (3)	6,456	5,661	14.0
Provisions or reversal of provisions and other results	(112)	(928)	(87.9)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(1,441)	(1,580)	(8.8)
Impairment or reversal of impairment on non-financial assets	—	(196)	n.m. (1)
Gains (losses) on derecognition of non-financial assets and subsidiaries, net and Impairment or reversal of impairment of investments in joint ventures and associates	4	5	(27.4)
Negative goodwill recognized in profit or loss	—	—	—
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	(120)	(73)	63.7
Operating profit / (loss) before tax	4,787	2,889	65.7
Tax expense or income related to profit or loss from continuing operations	(1,668)	(782)	113.3
Profit / (loss) from continuing operations	3,119	2,107	48.0
Profit / (loss) from discontinued operations, net	—	280	n.m. (1)
Profit / (loss)	3,119	2,387	30.7
Profit / (loss) attributable to parent company	3,001	1,911	57.1
Profit / (loss) attributable to non-controlling interests	117	476	(75.3)
(1)Not meaningful.
(2)Comprises the following income statement line items contained in the Unaudited Condensed Interim Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net” and “Gains (losses) from hedge accounting, net”.
(3)Calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

The changes in our unaudited condensed interim consolidated income statements for the six months ended June 30, 2022 and 2021 were as follows:
Net interest income
Net interest income for the six months ended June 30, 2022 amounted to €8,551 million, a 22.9% increase compared with the €6,955 million recorded for the six months ended June 30, 2021, as a result of the following factors, set out by region:
•Mexico: there was a 32.9% increase, mainly as a result of a higher contribution from our loan portfolio as a result of an increase both in terms of volume and yield, a higher contribution from our securities portfolio and, to a lesser extent, the appreciation of the Mexican peso against the euro, partially offset by higher funding costs as a result of the increase in interest rates.
•Turkey: there was a 12.2% increase as a result mainly of the higher volume and yield of Turkish lira-denominated loans, partially offset by the depreciation of the Turkish lira against the euro.
•South America: there was a 39.3% increase, mainly as a result of an increase in the volume and yield of loans, in particular, in Argentina (retail and securities portfolio), Colombia (consumer and wholesale portfolios) and, to a lesser extent, Peru (consumer portfolios).
•Spain: there was a 0.1% increase.
Dividend income
Dividend income, which includes dividends on shares and equity instruments other than those from shares in entities accounted for using the equity method, for the six months ended June 30, 2022 amounted to €76 million, a 39.3% decrease compared with the €125 million recorded for the six months ended June 30, 2021, mainly as a result of lower dividend income in Spain, particularly in connection with the non-trading portfolio.
Share of profit or loss of entities accounted for using the equity method
Share of profit or loss of entities accounted for using the equity method for the six months ended June 30, 2022 amounted to income of €15 million, compared with the €5 million loss recorded for the six months ended June 30, 2021.
Fee and commission income
The table below provides a breakdown of fee and commission income for the six months ended June 30, 2022 and 2021:

	For the six months ended June 30,
	2022	2021	Change
	(In Millions of Euros)		(In %)
Bills receivables	13	11	20.1
Demand accounts	233	199	17.3
Credit and debit cards and POS	1,610	1,181	36.4
Checks	81	64	25.0
Transfers and other payment orders	389	305	27.4
Insurance product commissions	128	109	17.2
Loan commitments given	123	111	11.4
Other commitments and financial guarantees given	200	178	12.9
Asset management	610	607	0.5
Securities fees	131	169	(22.6)
Custody securities	91	78	17.3
Other fees and commissions	354	299	18.2
Fee and commission income	3,964	3,311	19.7
Fee and commission income increased by 19.7% to €3,964 million for the six months ended June 30, 2022 from the €3,311 million recorded for the six months ended June 30, 2021, primarily due to the increased volume of transactions by credit card customers in the main countries where the BBVA Group operates, in particular Mexico (as a result of increased fees in the retail portfolio), the appreciation of the Mexican peso against the euro, and higher banking and payment systems fees in all the geographies where the BBVA Group operates, partially offset by the depreciation of the Turkish lira and the Argentine peso against the euro.

Fee and commission expense
The breakdown of fee and commission expense for the six months ended June 30, 2022 and 2021 is as follows:

	For the six months ended June 30,
	2022	2021	Change
	(In Millions of Euros)		(In %)
Demand accounts	2	2	(1.1)
Credit and debit cards	851	612	39.1
Transfers and other payment orders	62	56	10.3
Commissions for selling insurance	33	25	28.7
Custody securities	48	25	91.8
Other fees and commissions	318	275	15.5
Fee and commission expense	1,314	996	31.9
Fee and commission expense increased by 31.9% to €1,314 million for the six months ended June 30, 2022 from the €996 million recorded for the six months ended June 30, 2021, primarily due to the increased volume of credit cards transactions in the main countries where the BBVA Group operates, in particular, in the retail portfolio in Mexico and the appreciation of the Mexican peso against the euro, partially offset by the depreciation of the Turkish lira and the Argentine peso against the euro.
Net gains (losses) on financial assets and liabilities
Net gains on financial assets and liabilities decreased by 56.8% to €379 million for the six months ended June 30, 2022 compared to the net gain of €878 million recorded for the six months ended June 30, 2021, mainly due to the negative impact of changes in exchange rates on certain foreign currency positions, the lower contribution from the industrial and financial portfolios and the depreciation of the Turkish lira and the Argentine peso against the euro, partially offset by the positive performance of the Global Markets unit in Turkey, Mexico and Spain and increased gains from loans to the Turkish government and its agencies.
The table below provides a breakdown of net gains (losses) on financial assets and liabilities for the six months ended June 30, 2022 and 2021:

	For the six months ended June 30,
	2022	2021	Change
	(In Millions of Euros)		(In %)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	39	121	(67.4)
Financial assets at fair value through other comprehensive income	32	115	(72.3)
Financial assets at amortized cost	8	5	52.5
Other financial assets and liabilities	(1)	—	n.m. (1)
Gains (losses) on financial assets and liabilities held for trading, net	11	463	(97.6)
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	(35)	280	n.m. (1)
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	348	96	262.6
Gains (losses) from hedge accounting, net	16	(81)	n.m. (1)
Net gains (losses) on financial assets and liabilities	379	878	(56.8)
(1)Not meaningful.
Gains on derecognition of financial assets and liabilities not measured at fair value through profit or loss decreased 67.4% to €39 million in the six months ended June 30, 2022 from €121 million in the six months ended June 30, 2021, mainly as a result of the lower contribution from the industrial and financial portfolios, the decrease in gains associated with interest-bearing securities in Spain and the depreciation of the Turkish lira and the Argentine peso against the euro.
Gains on financial assets and liabilities held for trading decreased by 97.6% to €11 million in the six months ended June 30, 2022 from €463 million in the six months ended June 30, 2021, as a result of the negative impact of changes in exchange rates on certain foreign currency positions and securities, in particular, in Mexico, Turkey and South America, partially offset by the positive performance of the Global Markets unit in Turkey, Mexico and Spain.

Losses on non-trading financial assets mandatorily at fair value through profit or loss for the six months ended June 30, 2022 were €35 million, compared with the €280 million gain recorded for the six months ended June 30, 2021, mainly as a result of the lower gain resulting from the Asset Protection Scheme entered into in connection with BBVA’s acquisition of Unnim in Spain (pursuant to which the Spanish Deposit Guarantee Fund of Credit Institutions (“FGD”) agreed to assume 80% of the losses related to certain assets of Unnim during a period of 10 years following the completion of BBVA’s acquisition of Unnim) and the depreciation of the Turkish lira and the Argentine peso against the euro.
Gains on financial assets and liabilities designated at fair value through profit or loss increased to €348 million in the six months ended June 30, 2022 from €96 million in the six months ended June 30, 2021, mainly as a result of increased gains from loans to the Turkish government and its agencies.
Exchange differences, net
Exchange differences increased to a €716 million gain for the six months ended June 30, 2022 from a €206 million gain for the six months ended June 30, 2021 mainly as a result of the positive impact of changes in exchange rates on certain foreign currency positions, in particular, in Turkish lira.
Other operating income and expense, net
Other operating income for the six months ended June 30, 2022 decreased to €297 million from the €340 million recorded for the six months ended June 30, 2021, mainly as a result of the higher adjustment for hyperinflation in Argentina and the depreciation of the Turkish lira and the Argentine peso against the euro, partially offset by the appreciation of the Mexican peso against the euro.
Other operating expense for the six months ended June 30, 2022 amounted to €1,803 million compared with the €997 million recorded for the six months ended June 30, 2021, mainly driven by the net loss on the monetary position pursuant to the adjustment for hyperinflation in Turkey amounting to €1,686 million (see “—Factors Affecting the Comparability of our Results of Operations and Financial Condition— Hyperinflationary economies - Turkey”) and, to a lesser extent, the greater contributions made to the ECB’s Single Resolution Fund in Spain, higher contributions to the Deposit Guarantee Fund as a result of the increase in the volume of deposits (in local currency) in Mexico, the appreciation of the Mexican peso against the euro and the higher adjustment for hyperinflation in Argentina, offset in part by the positive impact of the revaluation of the bonds linked to inflation in Turkey, for a gross amount of €1,132 million, and the depreciation of the Turkish lira and the Argentine peso against the euro.
Income and expense on insurance and reinsurance contracts
Income on insurance and reinsurance contracts for the six months ended June 30, 2022 was €1,537 million, a 13.8% increase compared with the €1,350 million recorded for the six months ended June 30, 2021, mainly due to the increase in insurance premiums in Mexico as a result of higher insurance sales and the positive performance of insurance-savings products in Spain.
Expense on insurance and reinsurance contracts for the six months ended June 30, 2022 was €908 million, a 0.2% decrease compared with the €909 million expense recorded for the six months ended June 30, 2021.
Administration costs
Administration costs, which include personnel expense and other administrative expense, for the six months ended June 30, 2022 amounted to €4,401 million, a 10.5% increase compared with the €3,983 million recorded for the six months ended June 30, 2021, mainly as a result of inflation, which led to higher personnel expenses, in particular in Mexico and South America, and increases in certain general expenses related to technology in South America, Mexico, Spain and, to a lesser extent, Turkey. The increase was partially offset by the decrease in personnel expenses in Spain due to the collective layoff procedure launched by Banco Bilbao Vizcaya Argentaria, S.A. in 2021 and the depreciation of the Turkish lira and the Argentine peso against the euro.

The table below provides a breakdown of personnel expense for the six months ended June 30, 2022 and 2021:

	For the six months ended June 30,
	2022	2021	Change
	(In Millions of Euros)		(In %)
Wages and salaries	2,001	1,823	9.8
Social security costs	354	333	6.5
Defined contribution plan expense	41	37	10.7
Defined benefit plan expense	20	27	(24.4)
Other personnel expense	171	152	12.3
Personnel expense	2,587	2,371	9.1
The table below provides a breakdown of other administrative expense for the six months ended June 30, 2022 and 2021:

	For the six months ended June 30,
	2022	2021	Change
	(In Millions of Euros)		(In %)
Technology and systems	666	565	17.9
Communications	98	87	12.7
Advertising	129	101	27.2
Property, fixtures and materials	216	190	13.3
Taxes other than income tax	170	201	(15.3)
Surveillance and cash courier services	104	85	22.0
Other expense	433	383	13.0
Other administrative expense	1,815	1,612	12.6
Depreciation and amortization
Depreciation and amortization for the six months ended June 30, 2022 was €652 million, a 6.0% increase compared with the €615 million recorded for the six months ended June 30, 2021, mainly due to increases in the depreciation expense related to offices for own use in Mexico and Turkey.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results for the six months ended June 30, 2022 amounted to an expense of €112 million, an 87.9% decrease compared with the €928 million expense recorded for the six months ended June 30, 2021. Provisions or reversal of provisions and other results for the six months ended June 30, 2021 included the cost recorded in connection with the agreement with union representatives on the collective layoff procedure proposed for Banco Bilbao Vizcaya Argentaria, S.A. in Spain, which resulted in a provision amounting to €754 million which was recognized in the Corporate Center in the line item “Profit / (loss) from discontinued operations, net and Other”. See “Presentation of Financial Information—Agreement on the Collective Layoff Procedure”, “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Agreement on the collective layoff procedure” and Note 23 to our Unaudited Condensed Interim Consolidated Financial Statements.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification for the six months ended June 30, 2022 was an expense of €1,441 million, an 8.8% decrease compared with the €1,580 million expense recorded for the six months ended June 30, 2021, mainly due to lower credit impairment requirements in Spain and South America and limited additions to credit impaired assets (Stage 3), supported by recoveries throughout the period and the depreciation of the Turkish lira and the Argentine peso against the euro, partially offset by the overall adverse economic environment, two significant entries in the wholesale and retail portfolios in Mexico and the appreciation of the Mexican peso against the euro.

The table below provides a breakdown of impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification for the six months ended June 30, 2022 and 2021:

	For the six months ended June 30,
	2022	2021	Change
	(In Millions of Euros)		(In %)
Financial assets at fair value through other comprehensive income	50	(8)	n.m.(1)
Financial assets at amortized cost	1,391	1,587	(12.4)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	1,441	1,580	(8.8)
(1)Not meaningful.
Impairment or reversal of impairment on non-financial assets
Impairment or reversal of impairment on non-financial assets for the six months ended June 30, 2022 was nil compared with the €196 million expense recorded for the six months ended June 30, 2021. Impairment or reversal of impairment on non-financial assets for the six months ended June 30, 2021 was mainly affected by the impairment recognized due to the closing of rented offices pursuant to the agreement reached with union representatives on the collective layoff procedure proposed for Banco Bilbao Vizcaya Argentaria, S.A. in Spain, which was recognized in the Corporate Center in the line item “Profit / (loss) from discontinued operations, net and Other”. See “Presentation of Financial Information—Agreement on the Collective Layoff Procedure”, “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Agreement on the collective layoff procedure” and Note 23 to our Unaudited Condensed Interim Consolidated Financial Statements.
Gains (losses) on derecognition of non-financial assets and subsidiaries, net and Impairment or reversal of impairment of investments in joint ventures and associates
Gains (losses) on derecognition of non-financial assets and subsidiaries, net and Impairment or reversal of impairment of investments in joint ventures and associates for the six months ended June 30, 2022 amounted to a €4 million gain compared with the €5 million gain recorded for the six months ended June 30, 2021.
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations
Losses from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations for the six months ended June 30, 2022 amounted to €120 million, a 63.7% increase compared with the €73 million loss recorded for the six months ended June 30, 2021, mainly as a result of the acquisition by BBVA of a real estate vehicle (Tree Inversiones Inmobiliarias, SOCIMI, S.A.) from Merlin Properties on June 15, 2022. Tree Inversiones Inmobiliarias, SOCIMI, S.A. is the owner of certain real estate assets which were being leased to BBVA and that were originally owned by BBVA and later transferred by BBVA as part of a sale and leaseback transaction. The transaction resulted in a €201 million loss (net of taxes) which has been recognized in Spain in the line item “Profit / (loss) from discounted operations, net and Other” (€134 million loss) and “Tax expense or income related to profit or loss from continuing operations”. For additional information on this transaction, see Notes 16 and 43 to our Unaudited Condensed Interim Consolidated Financial Statements. The period-on-period increase was partially offset by the decrease in expenses related to the collective layoff procedure proposed for Banco Bilbao Vizcaya Argentaria, S.A. in Spain.
Losses from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations for the six months ended June 30, 2021 included the cost recorded in connection with the closing of offices for own use and the decommission of facilities, pursuant to the agreement reached with union representatives on the collective layoff procedure proposed for Banco Bilbao Vizcaya Argentaria, S.A. in Spain, which was recognized in the Corporate Center in the line item “Profit / (loss) from discontinued operations, net and Other” (see “Presentation of Financial Information—Agreement on the Collective Layoff Procedure”, “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Agreement on the collective layoff procedure” and Notes 23 and 43 to our Unaudited Condensed Interim Consolidated Financial Statements).
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax for the six months ended June 30, 2022 amounted to €4,787 million, a 65.7% increase compared with the €2,889 million recorded for the six months ended June 30, 2021.

Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations for the six months ended June 30, 2022 increased to €1,668 million from the €782 million expense recorded for the six months ended June 30, 2021, mainly due to the higher operating profit before tax, in particular in Mexico and, to a lesser extent, the tax expense resulting from the transaction with Merlin Properties (see Notes 16 and 43 to our Unaudited Condensed Interim Consolidated Financial Statements). Further, the applicable tax rate in Colombia and Turkey has increased during the first half of 2022. The increase in tax expense for the six months ended June 30, 2022 was partially offset by the net loss on the monetary position pursuant to the adjustment for hyperinflation in Turkey which, in turn, led to additional adjustments to the tax expense for the period due to the difference between accounting and taxable profit (see “—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Hyperinflationary economies - Turkey”). In addition, current tax regulation in Turkey does not foresee a correction in order to reduce tax expense upon the existence of a loss linked to the net monetary position and there was a positive adjustment for the estimation of the annual tax rate of the BBVA Group.
Profit / (loss) from discontinued operations, net
Profit from discontinued operations for the six months ended June 30, 2022 was nil compared with the €280 million profit recorded for the six months ended June 30, 2021. Profit from discontinued operations for the six months ended June 30, 2021 was attributable to the companies included within the scope of the USA Sale.
Profit / (loss)
As a result of the foregoing, profit for the six months ended June 30, 2022 amounted to €3,119 million, a 30.7% increase from the €2,387 million recorded for the six months ended June 30, 2021.
Profit / (loss) attributable to parent company
As a result of the foregoing, profit attributable to parent company for the six months ended June 30, 2022 amounted to €3,001 million, a 57.1% increase from the €1,911 million recorded for the six months ended June 30, 2021.
Profit / (loss) attributable to non-controlling interests
Profit attributable to non-controlling interests for the six months ended June 30, 2022 amounted to €117 million, a 75.3% decrease from the €476 million profit attributable to non-controlling interests recorded for the six months ended June 30, 2021, mainly as a result of the increase in BBVA’s stake in Garanti BBVA (from 49.85% to 85.97%) following the completion of BBVA’s voluntary takeover bid for the entire share capital of Garanti BBVA on May 18, 2022 (see “Presentation of Financial Information―Voluntary Takeover Bid for the Entire Share Capital of Türkiye Garanti Bankası A.Ş”).

Results of operations by operating segment for the six months ended June 30, 2022 compared with the six months ended June 30, 2021
The information contained in this section is presented under management criteria. The tables set forth below show the income statement of our operating segments and Corporate Center for the periods indicated. In addition, the income statement of our operating segments and Corporate Center is reconciled to the consolidated income statement of the Group.

	For the six months ended June 30, 2022
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Adjustments (1)	Group
	(In Millions of Euros)
Net interest income / (expense)	1,763	3,684	1,163	1,849	155	(64)	—	8,551
Net fees and commissions	1,110	744	295	401	122	(20)	—	2,650
Net gains (losses) on financial assets and liabilities and exchange differences, net (2)	288	227	395	203	103	(121)	—	1,095
Other operating income and expense, net (3)	(92)	232	(511)	(478)	4	58	—	(787)
Gross income	3,069	4,887	1,342	1,975	384	(147)	—	11,509
Administration costs	(1,225)	(1,383)	(436)	(841)	(223)	(294)	—	(4,401)
Depreciation and amortization	(209)	(188)	(64)	(83)	(11)	(98)	—	(652)
Net margin before provisions (4)	1,635	3,316	842	1,052	150	(539)	—	6,456
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(193)	(805)	(171)	(272)	—	1	—	(1,441)
Provisions or reversal of provisions and other results	(27)	(9)	(34)	(42)	12	5	(134)	(228)
Impairment or reversal of impairment on non-financial assets							—	—
Operating profit / (loss) before tax	1,414	2,502	637	738	162	(533)	(134)	4,787
Tax expense or income related to profit or loss from continuing operations	(403)	(681)	(636)	(142)	(34)	294	(67)	(1,668)
Profit / (loss) from continuing operations	1,012	1,821	1	597	128	(238)	(201)	3,119
Profit / (loss) from discontinued operations, net and Other	(201)	—	—	—	—	—	201	—
Profit / (loss)	810	1,821	1	597	128	(238)	—	3,119
Profit / (loss) attributable to non-controlling interests	(2)	—	60	(183)	—	8	—	(117)
Profit / (loss) attributable to parent company	808	1,821	62	413	128	(230)	—	3,001
(1)Corresponds to the loss recorded in connection with the acquisition by BBVA of Tree Inversiones Inmobiliarias, SOCIMI, S.A. on June 15, 2022 amounting to €201 million (net of taxes) which has been recognized in Spain in the line items “Profit / (loss) from discounted operations, net and Other” (€134 million loss) and “Tax expense or income related to profit or loss from continuing operations” (€67 million expense) for the six months ended June 30, 2022. In this section, information relating to the Spain business area for the six months ended June 30, 2022 has been presented under management criteria pursuant to which such losses have been recognized under the heading “Profit / (loss) from discounted operations, net and Other”. However, for purposes of the Group financial statements, such losses are presented under the heading “Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations”.
(2)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(3)Includes “Dividend income”, “Share of profit or loss of entities accounted for using the equity method”, “Income/Expense on insurance and reinsurance contracts” and “Other operating income/expense”.
(4)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

	For the six months ended June 30, 2021
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Adjustments (1)	Group
	(In Millions of Euros)
Net interest income / (expense)	1,761	2,771	1,036	1,328	141	(82)	—	6,955
Net fees and commissions	1,061	581	297	267	132	(23)	—	2,315
Net gains (losses) on financial assets and liabilities and exchange differences, net (2)	259	165	180	180	133	168	—	1,084
Other operating income and expense, net (3)	(46)	87	58	(295)	16	84	—	(95)
Gross income	3,035	3,604	1,571	1,480	422	146	—	10,259
Administration costs	(1,286)	(1,121)	(436)	(623)	(218)	(298)	—	(3,983)
Depreciation and amortization	(220)	(158)	(64)	(70)	(10)	(95)	—	(615)
Net margin before provisions (4)	1,529	2,325	1,072	786	194	(247)	—	5,661
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(343)	(741)	(168)	(343)	15	—	—	(1,580)
Provisions or reversal of provisions and other results	(202)	9	48	(29)	(4)	(19)	(798)	(996)
Impairment or reversal of impairment on non-financial assets							(196)	(196)
Operating profit / (loss) before tax	985	1,593	952	414	205	(265)	(994)	2,889
Tax expense or income related to profit or loss from continuing operations	(258)	(474)	(174)	(128)	(46)	—	298	(782)
Profit / (loss) from continuing operations	727	1,119	778	286	159	(266)	(696)	2,107
Profit / (loss) from discontinued operations, net and Other	—	—	—	—	—	(416)	696	280
Profit / (loss)	727	1,119	778	286	159	(682)	—	2,387
Profit / (loss) attributable to non-controlling interests	(1)	—	(394)	(75)	—	(5)	—	(476)
Profit / (loss) attributable to parent company	725	1,119	384	210	159	(687)	—	1,911
(1)Adjustments in the six months ended June 30, 2021 correspond to the provision recorded in connection with the agreement on the collective layoff procedure BBVA reached with union representatives on April 13, 2021 in Spain, amounting to €754 million, the impairment or reversal of impairment on tangible assets and other intangible assets, which amounted to a €196 million expense and the losses on derecognition of non-financial assets and subsidiaries and from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations amounting to €44 million. In this section, information relating to our Corporate Center for the six months ended June 30, 2021 has been presented under management criteria pursuant to which such losses have been recognized under the heading “Profit / (loss) from discontinued operations, net and Other”. However, for purposes of the Group financial statements, such losses are presented under the headings “Provisions or reversal of provisions and other results” or “Impairment or reversal of impairment on non-financial assets”, as the case may be.
(2)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(3)Includes “Dividend income”, “Share of profit or loss of entities accounted for using the equity method”, “Income/Expense on insurance and reinsurance contracts” and “Other operating income/expense”.
(4)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

SPAIN

	For the six months ended June 30,
	2022	2021	Change
	(In Millions of Euros)		(In %)
Net interest income	1,763	1,761	0.1
Net fees and commissions	1,110	1,061	4.6
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	288	259	11.2
Other operating income and expense, net	(287)	(227)	26.5
Income and expense on insurance and reinsurance contracts	194	180	7.9
Gross income	3,069	3,035	1.1
Administration costs	(1,225)	(1,286)	(4.7)
Depreciation and amortization	(209)	(220)	(4.9)
Net margin before provisions (2)	1,635	1,529	6.9
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(193)	(343)	(43.7)
Provisions or reversal of provisions and other results	(27)	(202)	(86.6)
Operating profit / (loss) before tax	1,414	985	43.7
Tax expense or income related to profit or loss from continuing operations	(403)	(258)	56.2
Profit from continuing operations	1,012	727	39.2
Profit / (loss) from discontinued operations, net and Other	(201)	—	n.m. (3)
Profit	810	727	11.5
Profit attributable to non-controlling interests	(2)	(1)	36.7
Profit attributable to parent company	808	725	11.5
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)Calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
(3)Not meaningful.
Net interest income
Net interest income of this operating segment for the six months ended June 30, 2022 amounted to €1,763 million, a 0.1% increase compared with the €1,761 million recorded for the six months ended June 30, 2021, mainly as a result of the higher interest rate environment, partially offset by higher funding costs. The net interest margin over total average assets of this operating segment amounted to 0.87% for the six months ended June 30, 2022, compared with 0.91% for the six months ended June 30, 2021.
Net fees and commissions
Net fees and commissions of this operating segment for the six months ended June 30, 2022 amounted to €1,110 million, a 4.6% increase compared with the €1,061 million recorded for the six months ended June 30, 2021, mainly due to the increase in banking services fees and, to a lesser extent, the increase in fee and commission income from asset management activities.
Net gains (losses) on financial assets and liabilities and exchange differences, net
Net gains on financial assets and liabilities and exchange differences of this operating segment for the six months ended June 30, 2022 was a net gain of €288 million, an 11.2% increase compared with the €259 million net gain recorded for the six months ended June 30, 2021, mainly as a result of the positive performance of the Global Markets unit, partially offset by the lower gains related to the Asset Protection Scheme entered into in connection with BBVA’s acquisition of Unnim. The Asset Protection Scheme is regulated by a Protocol of Financial Measures for the restructuring of Unnim that was signed by BBVA, the FGD, the FROB and Unnim in 2012, pursuant to which the FGD agreed to assume 80% of the losses resulting from certain assets of Unnim during a period of 10 years following the completion of BBVA’s acquisition of Unnim.
Other operating income and expense, net
Other operating income and expense, net of this operating segment for the six months ended June 30, 2022 amounted to a €287 million expense, a 26.5% increase compared with the €227 million expense recorded for the six months ended June 30, 2021, mainly due to the greater contributions made to the ECB’s Single Resolution Fund as a result of the period-on-period increase in deposits.

Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the six months ended June 30, 2022 was €194 million, a 7.9% increase compared with the €180 million income recorded for the six months ended June 30, 2021, mainly as a result of increased insurance activity and the positive performance of insurance-savings products in Spain (distributed through BBVA Seguros).
Administration costs
Administration costs of this operating segment for the six months ended June 30, 2022 amounted to €1,225 million, a 4.7% decrease compared with the €1,286 million recorded for the six months ended June 30, 2021, mainly as a result of the lower personnel expenses due to the collective layoff procedure launched by Banco Bilbao Vizcaya Argentaria, S.A. in Spain in 2021, partially offset by the increase in certain general expenses related to technology as result mainly of inflation.
Depreciation and amortization
Depreciation and amortization for the six months ended June 30, 2022 was €209 million, a 4.9% decrease compared with the €220 million recorded for the six months ended June 30, 2021.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the six months ended June 30, 2022 amounted to a €193 million expense, a 43.7% decrease compared with the €343 million expense recorded for the six months ended June 30, 2021, mainly due to the lower credit impairment requirements (which were higher in the six months ended June 30, 2021 due to the impact of the COVID-19 pandemic), lower Stage 3 entries and higher recoveries.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the six months ended June 30, 2022 was a €27 million expense, an 86.6% decrease compared with the €202 million expense recorded for the six months ended June 30, 2021, mainly due to the decrease in provisions for various purposes, including potential claims, and the gains from real estate sales.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the six months ended June 30, 2022 was €1,414 million, a 43.7% increase compared with the €985 million profit recorded for the six months ended June 30, 2021.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the six months ended June 30, 2022 was an expense of €403 million, a 56.2% increase compared with the €258 million expense recorded for the six months ended June 30, 2021, mainly due to the higher operating profit before tax.
Profit / (loss) from discontinued operations, net and Other
Loss from discontinued operations, net and Other of this operating segment for the six months ended June 30, 2022 amounted to €201 million compared with the nil recorded for the six months ended June 30, 2021. Loss from discontinued operations, net and Other for the six months ended June 30, 2022 include the €134 million loss and the €67 million tax expense resulting from the transaction with Merlin Properties (see Notes 16 and 43 to our Unaudited Condensed Interim Consolidated Financial Statements).
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2022 amounted to €808 million, an 11.5% increase compared with the €725 million profit recorded for the six months ended June 30, 2021.

MEXICO

	For the six months ended June 30,
	2022	2021	Change
	(In Millions of Euros)		(In %)
Net interest income	3,684	2,771	32.9
Net fees and commissions	744	581	28.0
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	227	165	37.8
Other operating income and expense, net	(131)	(95)	37.9
Income and expense on insurance and reinsurance contracts	363	182	99.2
Gross income	4,887	3,604	35.6
Administration costs	(1,383)	(1,121)	23.4
Depreciation and amortization	(188)	(158)	19.2
Net margin before provisions (2)	3,316	2,325	42.6
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(805)	(741)	8.6
Provisions or reversal of provisions and other results	(9)	9	n.m. (3)
Operating profit / (loss) before tax	2,502	1,593	57.0
Tax expense or income related to profit or loss from continuing operations	(681)	(474)	43.5
Profit	1,821	1,119	62.8
Profit attributable to non-controlling interests	—	—	57.3
Profit attributable to parent company	1,821	1,119	62.8
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
(3)Not meaningful.
In the six months ended June 30, 2022, the Mexican peso appreciated by 9.8% against the euro in average terms compared with the six months ended June 30, 2021, resulting in a positive exchange rate effect on our consolidated income statement for the six months ended June 30, 2022 and in the results of operations of the Mexico operating segment for such period expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Net interest income
Net interest income of this operating segment for the six months ended June 30, 2022 amounted to €3,684 million, a 32.9% increase compared with the €2,771 million recorded for the six months ended June 30, 2021, mainly as a result of a higher contribution from our loan portfolio as a result of an increase both in terms of volume and yield, a higher contribution from our securities portfolio and, to a lesser extent, the appreciation of the Mexican peso against the euro, partially offset by higher funding costs as a result of the increase in interest rates. At constant exchange rates, there was a 21.1% increase. The net interest margin over total average assets of this operating segment amounted to 5.80% for the six months ended June 30, 2022, compared with 5.06% for the six months ended June 30, 2021.
Net fees and commissions
Net fees and commissions of this operating segment for the six months ended June 30, 2022 amounted to €744 million, a 28.0% increase compared with the €581 million recorded for the six months ended June 30, 2021, mainly due to increased fees from credit card customers in the retail portfolio and banking fees and the appreciation of the Mexican peso against the euro. At a constant exchange rate, there was a 16.6% period-on-period increase.
Net gains (losses) on financial assets and liabilities and exchange differences, net
Net gains on financial assets and liabilities and exchange differences, net, of this operating segment for the six months ended June 30, 2022 were €227 million, a 37.8% increase compared with the €165 million gain recorded for the six months ended June 30, 2021, mainly as a result of increased sales in the Global Markets unit in Mexico and, to a lesser extent, the appreciation of the Mexican peso against the euro.

Other operating income and expense, net
Other operating income and expense, net of this operating segment for the six months ended June 30, 2022 was an expense of €131 million, a 37.9% increase compared with the €95 million expense recorded for the six months ended June 30, 2021, mainly as a result of the higher contributions made to the Deposit Guarantee Fund as a result of increases in the volume of deposits (in local currency) and the appreciation of the Mexican peso against the euro.
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the six months ended June 30, 2022 was €363 million, a 99.2% increase compared with the €182 million income recorded for the six months ended June 30, 2021, mainly due to the increase in insurance premiums and insurance sales and, to a lesser extent, the appreciation of the Mexican peso against the euro.
Administration costs
Administration costs of this operating segment for the six months ended June 30, 2022 were €1,383 million, a 23.4% increase compared with the €1,121 million recorded for the six months ended June 30, 2021, mainly due to higher personnel and certain general expenses related to technology (affected by inflation), and, to a lesser extent, the appreciation of the Mexican peso against the euro. At a constant exchange rate, administration costs increased by 12.4%.
Depreciation and amortization
Depreciation and amortization for the six months ended June 30, 2022 was €188 million, a 19.2% increase compared with the €158 million recorded for the six months ended June 30, 2021, mainly due to increases in the depreciation expense related to offices for own use in Mexico and the appreciation of the Mexican peso against the euro.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the six months ended June 30, 2022 was an €805 million expense, an 8.6% increase compared with the €741 million expense recorded for the six months ended June 30, 2021, mainly due to two significant Stage 3 entries in the retail portfolio, increased lending activity, especially in the wholesale and retail portfolios and the appreciation of the Mexican peso against the euro.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the six months ended June 30, 2022 were a €9 million expense compared with the €9 million income recorded for the six months ended June 30, 2021.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the six months ended June 30, 2022 was €2,502 million, a 57.0% increase compared with the €1,593 million recorded for the six months ended June 30, 2021.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the six months ended June 30, 2022 was €681 million, a 43.5% increase compared with the €474 million expense recorded for the six months ended June 30, 2021, mainly as a result of the higher operating profit before tax.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2022 amounted to €1,821 million, a 62.8% increase compared with the €1,119 million recorded for the six months ended June 30, 2021.

TURKEY

	For the six months ended June 30,
	2022	2021	Change
	(In Millions of Euros)		(In %)
Net interest income	1,163	1,036	12.2
Net fees and commissions	295	297	(0.8)
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	395	180	119.9
Other operating income and expense, net	(534)	29	n.m. (2)
Income and expense on insurance and reinsurance contracts	23	30	(22.4)
Gross income	1,342	1,571	(14.6)
Administration costs	(436)	(436)	0.1
Depreciation and amortization	(64)	(64)	0.3
Net margin before provisions (3)	842	1,072	(21.4)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(171)	(168)	2.1
Provisions or reversal of provisions and other results	(34)	48	n.m. (2)
Operating profit / (loss) before tax	637	952	(33.1)
Tax expense or income related to profit or loss from continuing operations	(636)	(174)	264.7
Profit	1	778	(99.8)
Profit attributable to non-controlling interests	60	(394)	n.m. (2)
Profit attributable to parent company	62	384	(84.0)
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)Not meaningful.
(3)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
On May 18, 2022, BBVA closed its voluntary takeover bid for the entire share capital of Garanti BBVA, which resulted in BBVA increasing its stake in Garanti BBVA from 49.85% to 85.97%. See “Presentation of Financial Information―Voluntary takeover bid for the entire share capital of Türkiye Garanti Bankası A.Ş”.
As of June 30, 2022, the Turkish lira depreciated against the euro compared to June 30, 2021, negatively affecting the results of operations of the Turkey operating segment for the six months ended June 30, 2022 expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Since the second quarter of 2022, the Turkish economy is considered to be hyperinflationary as defined by IAS 29. See “Presentation of Financial Information—Hyperinflationary economies - Turkey” for information on the impact of hyperinflation accounting.
Net interest income
Net interest income of this operating segment for the six months ended June 30, 2022 amounted to €1,163 million, a 12.2% increase compared with the €1,036 million recorded for the six months ended June 30, 2021 as a result mainly of the higher volume and yield of Turkish lira-denominated loans, partially offset by the depreciation of the Turkish lira against the euro. At a constant exchange rate, there was a 104.2% increase in net interest income. The net interest margin over total average assets of this operating segment amounted to 3.92% for the six months ended June 30, 2022, compared with 3.58% for the six months ended June 30, 2021.
Net fees and commissions
Net fees and commissions of this operating segment for the six months ended June 30, 2022 amounted to €295 million, a 0.8% decrease compared with the €297 million recorded for the six months ended June 30, 2021. At a constant exchange rate, there was an 80.4% increase in net fees and commissions mainly due to the increase in brokerage and payment systems fees.

Net gains (losses) on financial assets and liabilities and exchange differences, net
Net gains on financial assets and liabilities and exchange differences, net, of this operating segment for the six months ended June 30, 2022 amounted to €395 million compared with the €180 million gain recorded for the six months ended June 30, 2021, mainly due to the positive performance of the Global Markets unit and increases in gains from trading derivatives, offset in part by the depreciation of the Turkish lira.
Other operating income and expense, net
Other operating income and expense, net of this operating segment for the six months ended June 30, 2022 was a €534 million net expense compared with the €29 million net income recorded for the six months ended June 30, 2021, mainly due to the net loss on the monetary position pursuant to the adjustment for hyperinflation in Turkey amounting to €1,686 million (see “—Factors Affecting the Comparability of our Results of Operations and Financial Condition— Hyperinflationary economies - Turkey”), partially offset by the positive impact of the revaluation of the bonds linked to inflation, for a gross amount of €1,132 million.
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the six months ended June 30, 2022 was €23 million, a 22.4% decrease compared with the €30 million income recorded for the six months ended June 30, 2021, mainly as a result of the depreciation of the Turkish lira.
Administration costs
Administration costs of this operating segment for the six months ended June 30, 2022 and 2021 amounted to €436 million. At a constant exchange rate, administration costs increased by 82.0%, due mainly to the increase in general expenses (technology and maintenance), mainly as a result of the higher average inflation rate.
Depreciation and amortization
Depreciation and amortization for the six months ended June 30, 2022 and 2021 was €64 million. At a constant exchange rate, there was an 82.4% increase, mainly due to increases in the depreciation expense of offices for own use.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the six months ended June 30, 2022 was a €171 million expense, a 2.1% increase compared with the €168 million expense recorded for the six months ended June 30, 2021, mainly due to a significant Stage 3 entry, offset, in part, by the depreciation of the Turkish lira against the euro. At a constant exchange rate, there was an 85.8% increase.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the six months ended June 30, 2022 were a €34 million expense compared with the €48 million income recorded for the six months ended June 30, 2021, mainly due to higher provisions for special funds and guarantees given.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the six months ended June 30, 2022 was €637 million, a 33.1% decrease compared with the €952 million recorded for the six months ended June 30, 2021. At a constant exchange rate, operating profit increased by 21.7%.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the six months ended June 30, 2022 was €636 million, compared with the €174 million expense recorded for the six months ended June 30, 2021, as a result of the net loss on the monetary position pursuant to the adjustment for hyperinflation in Turkey which, in turn, led to additional adjustments to the tax expense for the period due to the difference between accounting and taxable profit (see “—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Hyperinflationary economies - Turkey”). In addition, current tax regulation in Turkey does not foresee a correction in order to reduce tax expense upon the existence of a loss linked to the net monetary position. Furthermore, the applicable tax rate increased from 23% to 25% since April 2022.

Profit attributable to non-controlling interests
Loss attributable to non-controlling interests of this operating segment for the six months ended June 30, 2022 amounted to €60 million, compared with th~~e~~ €394 million profit recorded for the six months ended June 30, 2021, as a result of the increase in BBVA’s stake in Garanti BBVA (from 49.85% to 85.97%) following the completion of BBVA’s voluntary takeover bid for the entire share capital of Garanti BBVA on May 18, 2022 (see “Presentation of Financial Information―Voluntary Takeover Bid for the Entire Share Capital of Türkiye Garanti Bankası A.Ş”).
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2022 amounted to €62 million, an 84.0% decrease compared with the €384 million recorded for the six months ended June 30, 2021. At a constant exchange rate, profit attributable to parent company decreased by 70.8%.

SOUTH AMERICA

	For the six months ended June 30,
	2022	2021	Change
	(In Millions of Euros)		(In %)
Net interest income	1,849	1,328	39.3
Net fees and commissions	401	267	50.3
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	203	180	12.7
Other operating income and expense, net	(524)	(335)	56.5
Income and expense on insurance and reinsurance contracts	45	40	13.9
Gross income	1,975	1,480	33.4
Administration costs	(841)	(623)	34.8
Depreciation and amortization	(83)	(70)	18.1
Net margin before provisions (2)	1,052	786	33.7
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(272)	(343)	(20.9)
Provisions or reversal of provisions and other results	(42)	(29)	41.0
Operating profit / (loss) before tax	738	414	78.5
Tax expense or income related to profit or loss from continuing operations	(142)	(128)	10.9
Profit	597	286	108.7
Profit attributable to non-controlling interests	(183)	(75)	143.5
Profit attributable to parent company	413	210	96.3
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
In the six months ended June 30, 2022, the Colombian peso and the Peruvian sol appreciated by 2.0% and 8.9%, respectively, against the euro in average terms, compared with the six months ended June 30, 2021. The Argentine peso depreciated by 10.4% against the euro as of June 30, 2022 compared to June 30, 2021. Overall, changes in exchange rates resulted in a slightly negative exchange rate effect on our consolidated income statement for the six months ended June 30, 2022 and in the results of operations of the South America operating segment for such period expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
As of and for the six months ended June 30, 2022 and 2021, the Argentine and Venezuelan economies were considered to be hyperinflationary as defined by IAS 29.
Net interest income
Net interest income of this operating segment for the six months ended June 30, 2022 amounted to €1,849 million, a 39.3% increase compared with the €1,328 million recorded for the six months ended June 30, 2021, explained mainly by an increase in the volume and yield of loans, in particular, in Argentina (retail and securities portfolio), Colombia (consumer and wholesale portfolios) and, to a lesser extent, Peru (consumer portfolios). At constant exchange rates, there was a 39.8% increase. The net interest margin over total average assets of this operating segment amounted to 6.08% for the six months ended June 30, 2022, compared with 5.07% for the six months ended June 30, 2021.
Net fees and commissions
Net fees and commissions of this operating segment for the six months ended June 30, 2022 amounted to €401 million income, a 50.3% increase compared with the €267 million income recorded for the six months ended June 30, 2021, mainly as a result of the higher transaction volume and the increase in payment systems-related fees in Argentina. At a constant exchange rate, there was a 47.5% increase.
Net gains (losses) on financial assets and liabilities and exchange differences, net
Net gains on financial assets and liabilities and exchange differences of this operating segment for the six months ended June 30, 2022 were €203 million, a 12.7% increase compared with the €180 million gain recorded for the six months ended June 30, 2021, mainly due to the gains generated by trading transactions in Argentina.

Other operating income and expense, net
Other operating income and expense, net of this operating segment for the six months ended June 30, 2022 was a €524 million expense, a 56.5% increase compared with the €335 million expense recorded for the six months ended June 30, 2021, mainly driven by the adjustment for hyperinflation in Argentina, partially offset by the depreciation of the Argentine peso against the euro.
Income and expense from insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the six months ended June 30, 2022 was €45 million, a 13.9% increase compared with the €40 million net income recorded for the six months ended June 30, 2021 mainly as a result of the increase in insurance premiums as a result of higher insurance sales, partially offset by the depreciation of the Argentine peso against the euro. At constant exchange rates, there was a 19.5% increase.
Administration costs
Administration costs of this operating segment for the six months ended June 30, 2022 amounted to €841 million, a 34.8% increase compared with the €623 million recorded for the six months ended June 30, 2021 mainly as a result of increases in personnel and certain general expenses related to technology in Argentina due to inflation, partially offset by the depreciation of the Argentine peso against the euro.
Depreciation and amortization
Depreciation and amortization for the six months ended June 30, 2022 was a €83 million expense, an 18.1% increase compared with the €70 million recorded for the six months ended June 30, 2021, mainly due to the recent investment in computer software and offices for own use in South America.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the six months ended June 30, 2022 was a €272 million expense, a 20.9% decrease compared with the €343 million expense recorded for the six months ended June 30, 2021, mainly as a result of an improvement in credit deterioration and higher recoveries and, to lesser extent, the depreciation of the Argentine peso against the euro.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the six months ended June 30, 2022 were a €42 million expense, a 41.0% increase compared with the €29 million expense recorded for the six months ended June 30, 2021, attributable mainly to higher provisions for legal contingencies.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the six months ended June 30, 2022 was €738 million, a 78.5% increase compared with the €414 million profit recorded for the six months ended June 30, 2021.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the six months ended June 30, 2022 was €142 million, a 10.9% increase compared with the €128 million expense recorded for the six months ended June 30, 2021, mainly as a result of a reduction in deferred tax liabilities, the higher operating profit before tax and, to a lesser extent, the increase in the applicable tax rate in Colombia during the first half of 2022 from 34% to 38%.
Profit attributable to non-controlling interests
Profit attributable to non-controlling interests of this operating segment for the six months ended June 30, 2022 amounted to €183 million compared with the €75 million recorded for the six months ended June 30, 2021.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2022 amounted to €413 million, a 96.3% increase compared with the €210 million recorded for the six months ended June 30, 2021.

REST OF BUSINESS

	For the six months ended June 30,
	2022	2021	Change
	(In Millions of Euros)		(In %)
Net interest income	155	141	10.0
Net fees and commissions	122	132	(8.0)
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	103	133	(22.2)
Other operating income and expense, net	2	14	(88.8)
Income and expense on insurance and reinsurance contracts	2	2	10.7
Gross income	384	422	(9.1)
Administration costs	(223)	(218)	2.1
Depreciation and amortization	(11)	(10)	12.0
Net margin before provisions (2)	150	194	(22.8)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	—	15	n.m. (3)
Provisions or reversal of provisions and other results	12	(4)	n.m. (3)
Operating profit / (loss) before tax	162	205	(20.9)
Tax expense or income related to profit or loss from continuing operations	(34)	(46)	(24.9)
Profit	128	159	(19.8)
Profit attributable to non-controlling interests	—	—	—
Profit attributable to parent company	128	159	(19.8)
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
(3)Not meaningful.
In the six months ended June 30, 2022, the U.S. dollar appreciated by 10.2% against the euro in average terms, compared with the six months ended June 30, 2021, resulting in a positive exchange rate effect on our consolidated income statement for the six months ended June 30, 2022 and in the results of operations of the Rest of Business operating segment for such period expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Net interest income
Net interest income of this operating segment for the six months ended June 30, 2022 amounted to €155 million, a 10.0% increase compared with the €141 million recorded for the six months ended June 30, 2021, mainly due to increased activity of the branches located in New York and Europe. The net interest margin over total average assets of this operating segment declined to 0.71% for the six months ended June 30, 2022, compared with 0.84% for the six months ended June 30, 2021.
Net fees and commissions
Net fees and commissions of this operating segment for the six months ended June 30, 2022 amounted to €122 million, an 8.0% decrease compared with the €132 million recorded for the six months ended June 30, 2021 mainly due to decreased commissions from earnings from the broker-dealer BBVA Securities Inc. in the United States, partially offset by increased commissions related to investment banking activities in the New York and Europe branches.
Net gains (losses) on financial assets and liabilities and exchange differences, net
Net gains on financial assets and liabilities and exchange differences of this operating segment for the six months ended June 30, 2022 were €103 million, a 22.2% decrease compared with the €133 million net gain recorded for the six months ended June 30, 2021, mainly due to the weaker performance of the Global Markets unit in the United States, as a result in part of the uncertain macroeconomic environment.
Other operating income and expense, net
Other operating income and expense, net of this operating segment for the six months ended June 30, 2022 was €2 million of income, an 88.8% decrease compared with the €14 million income recorded for the six months ended June 30, 2021.

Administration costs
Administration costs of this operating segment for the six months ended June 30, 2022 amounted to €223 million, a 2.1% increase compared with the €218 million recorded for the six months ended June 30, 2021.
Depreciation and amortization
Depreciation and amortization for the six months ended June 30, 2022 amounted to €11 million, a 12.0% increase compared with the €10 million recorded for the six months ended June 30, 2021.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the six months ended June 30, 2022 was nil compared with the €15 million income recorded for the six months ended June 30, 2021.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the six months ended June 30, 2022 were income of €12 million compared with the €4 million expense recorded for the six months ended June 30, 2021.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the six months ended June 30, 2022 was €162 million, a 20.9% decrease compared with the €205 million recorded for the six months ended June 30, 2021.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the six months ended June 30, 2022 was €34 million, a 24.9% decrease compared with the €46 million expense recorded for the six months ended June 30, 2021.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2022 amounted to €128 million, a 19.8% decrease compared with the €159 million recorded for the six months ended June 30, 2021.

CORPORATE CENTER

	For the six months ended June 30,
	2022	2021	Change
	(In Millions of Euros)		(In %)
Net interest income / (expense)	(64)	(82)	(22.0)
Net fees and commissions	(20)	(23)	(12.5)
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	(121)	168	n.m. (2)
Other operating income and expense, net	59	84	(29.9)
Income and expense on insurance and reinsurance contracts	—	—	79.5
Gross income	(147)	146	n.m. (2)
Administration costs	(294)	(298)	(1.6)
Depreciation and amortization	(98)	(95)	3.8
Net margin before provisions (3)	(539)	(247)	118.5
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	1	—	n.m. (2)
Provisions or reversal of provisions and other results	5	(19)	n.m. (2)
Operating profit / (loss) before tax	(533)	(265)	100.7
Tax expense or income related to profit or loss from continuing operations	294	—	n.m. (2)
Profit / (loss) from continuing operations	(238)	(266)	(10.3)
Profit / (loss) from discontinued operations, net and Other	—	(416)	(100.0)
Profit / (loss)	(238)	(682)	(65.0)
Profit / (loss) attributable to non-controlling interests	8	(5)	n.m. (2)
Profit / (loss) attributable to parent company	(230)	(687)	(66.4)
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)Not meaningful.
(3)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
Net interest income / (expense)
Net interest expense of the Corporate Center for the six months ended June 30, 2022 was €64 million, a 22.0% decrease compared with the €82 million net expense recorded for the six months ended June 30, 2021.
Net fees and commissions
Net fees and commissions of the Corporate Center for the six months ended June 30, 2022 was an expense of €20 million compared with the €23 million expense recorded for the six months ended June 30, 2021.
Net gains (losses) on financial assets and liabilities and exchange differences, net
Net losses on financial assets and liabilities and exchange differences of the Corporate Center for the six months ended June 30, 2022 were €121 million, compared with the €168 million gain recorded for the six months ended June 30, 2021, mainly as a result of the negative impact of changes in exchange rates on foreign currency positions and the lower contribution from the industrial and financial portfolios.
Other operating income and expense, net
Other operating income and expense, net of the Corporate Center for the six months ended June 30, 2022 was €59 million of net income, a 29.9% decrease compared with the €84 million net income recorded for the six months ended June 30, 2021, mainly as a result of lower dividend income from investees accounted for under the equity method.
Administration costs
Administration costs of the Corporate Center for the six months ended June 30, 2022 amounted to €294 million, a 1.6% decrease compared with the €298 million recorded for the six months ended June 30, 2021.

Depreciation and amortization
Depreciation and amortization of the Corporate Center for the six months ended June 30, 2022 was €98 million, a 3.8% increase compared with the €95 million recorded for the six months ended June 30, 2021.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of the Corporate Center for the six months ended June 30, 2022 were €5 million of income compared with the €19 million expense recorded for the six months ended June 30, 2021.
Operating profit / (loss) before tax
As a result of the foregoing, operating loss before tax of the Corporate Center for the six months ended June 30, 2022 was €533 million compared with the €265 million loss recorded for the six months ended June 30, 2021.
Tax expense or income related to profit or loss from continuing operations
Tax income related to loss from continuing operations of the Corporate Center for the six months ended June 30, 2022 amounted to €294 million compared with the nil income recorded for the six months ended June 30, 2021, mainly as a result of the increase in the operating loss before tax for the period and the positive adjustment for the estimation of the annual tax rate of the BBVA Group, which was a tax expense in 2021.
Profit / (loss) from discontinued operations, net and Other
Profit / (loss) from discontinued operations, net and Other of the Corporate Center for the six months ended June 30, 2022 was nil compared with the €416 million loss recorded for the six months ended June 30, 2021. The six months ended June 30, 2021 included the cost recorded in connection with the agreement on the collective layoff procedure BBVA reached with union representatives on April 13, 2021 in Spain, amounting to €994 million before taxes, partially offset by the results generated by the USA Sale, which amounted to €280 million.
Profit / (loss) attributable to parent company
As a result of the foregoing, loss attributable to parent company of the Corporate Center for the six months ended June 30, 2022 was €230 million, a 66.4% decrease compared with the €687 million loss recorded for the six months ended June 30, 2021.

Item 5B. Liquidity and Capital Resources
We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies. See Note 6.3 to our Unaudited Condensed Interim Consolidated Financial Statements and our 2021 Form 20-F for information on the BBVA Group’s liquidity. Certain additional information is provided below.
Customer deposits
Customer deposits (including “Financial liabilities at amortized cost - Customer deposits”, “Financial liabilities designated at fair value through profit or loss – Customer deposits” and “Financial liabilities held for trading – Customer deposits”) amounted to €388,068 million as of June 30, 2022 compared with €367,441 million as of December 31, 2021, a 5.6% increase, mainly as a result of increases in demand deposits, in particular, in the retail portfolio, as a result of the customers’ preference of holding liquid assets in the prevailing uncertain environment in the main geographical areas where the BBVA Group operates, increases in time deposits and, to a lesser extent, the appreciation of the Mexican peso and of the currencies of the main countries where the BBVA Group operates in South America against the euro (excluding the Argentine peso).
Our customer deposits, excluding repurchase agreements, amounted to €376,784 million as of June 30, 2022 compared with €349,350 million as of December 31, 2021.
Short-term customer deposits at amortized cost amounted to €359,498 million as of June 30, 2022, or 92.6% of our total customer deposits, an increase from 90.9% of our total customer deposits as of December 31, 2021 (see Note 21.3 to the Unaudited Condensed Interim Consolidated Financial Statements).
Deposits from credit institutions and central banks
The following table shows amounts due to credit institutions and central banks as of June 30, 2022 and 2021 and as of December 31, 2021:

	As of June 30,	As of December 31,	As of June 30,
	2022	2021	2021
	(In Millions of Euros)
Deposits from credit institutions	52,374	36,010	36,736
Deposits from central banks	61,922	58,600	63,915
Total	114,296	94,610	100,650
Deposits from credit institutions and central banks amounted to €114,296 million as of June 30, 2022 compared with the €94,610 million as of December 31, 2021. The increase was mainly attributable to an increase in repurchase agreements from the Spanish Central Bank in the trading portfolio and, to a lesser extent, an increase in demand deposits in the amortized cost portfolio in Spain,
Capital markets
We make debt issuances in the domestic and international capital markets in order to finance our activities. As of June 30, 2022 we had €40,409 million of debt certificates, comprising €39,547 million in bonds and debentures and €861 million in promissory notes and other securities, compared with €40,969 million, €40,071 million and €898 million outstanding, respectively, as of December 31, 2021 (see Note 21.4 to the Unaudited Condensed Interim Consolidated Financial Statements).
In addition, we had a total of €14,364 million in subordinated debt and subordinated deposits as of June 30, 2022 compared with €14,808 million as of December 31, 2021. Preferred securities outstanding was nil as of June 30, 2022 and as of December 31, 2021.
The following is a breakdown as of June 30, 2022 of the maturities of our debt certificates (including bonds) subordinated debt, subordinated deposits and preferred securities. Regulatory equity instruments have been classified according to their contractual maturity:

	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
	(In Millions of Euros)
Debt certificates (including bonds)	216	475	2,804	6,112	21,798	9,004	40,409
Subordinated debt, subordinated deposits and preferred securities	—	2	2	1,578	2,683	10,098	14,364
Total	216	477	2,806	7,690	24,481	19,102	54,773

Capital
As of June 30, 2022 and December 31, 2021, equity is calculated in accordance with current regulations on minimum capital base requirements for Spanish credit institutions on both an individual and consolidated basis. These regulations dictate how to calculate equity levels, as well as the various internal capital adequacy assessment processes they should have in place and the information such institutions should disclose to the market.
The minimum capital base requirements established by the current regulations are calculated according to the Group’s exposure to credit and dilution risk, counterparty and liquidity risk relating to the trading portfolio, exchange-rate risk and operational risk. In addition, the Group must fulfill the risk concentration limits established in these regulations and internal corporate governance obligations.
With regard to minimum capital requirements, the ECB, in its announcement on March 12, 2020, allowed banks to use Additional Tier 1 and Tier 2 capital instruments to comply with the Pillar II (P2R) requirements, with the same level of composition as Pillar I requirements, which is known as “Pillar 2 tiering.” This measure is reinforced by the relaxation of the Countercyclical Capital Buffer (CCyB) announced by various national macroprudential authorities and by other complementary measures published by the ECB. Furthermore, the BBVA Group received the results of the Supervisory Review and Evaluation Process (“SREP”) in March 2022. Through this letter, the ECB informed the Group that, from January 1, 2022 onwards, the Pillar 2 requirement would be maintained at 1.5%, to be distributed according to the Pillar 2 tiering. All of this has resulted in a fully-loaded CET1 requirement of 8.60% and a total capital requirement of 12.76%.
The consolidated total capital requirement includes: (i) the minimum capital requirement of Common Equity Tier 1 (CET1) of Pillar 1 (4.5%); (ii) the capital requirement of Additional Tier 1 (AT1) of Pillar 1 (1.5%); (iii) the capital requirement of Tier 2 of Pillar 1 (2%); (iv) the CET1 requirement of Pillar 2 (0.84%); (v) the AT1 requirement of Pillar 2 (0.28%); (vi) the capital requirement of Tier 2 of Pillar 2 (0.38%); (vii) the capital conservation buffer (2.5% of CET1); (viii) the capital buffer for Other Systemically Important Institutions (O-SIIs) (0.75% of CET1); and (ix) the Countercyclical Capital buffer of 0.01 of CET15.
BBVA’s fully-loaded CET1 ratio stood at 12.45% at June 30, 2022, which represents a decrease of 30 basis points compared to December 31, 2021. The consolidated phased-in CET1 ratio stood at 12.56%. The difference is mainly explained by the effect of the transitory adjustments for the treatment of the impacts of IFRS 9 in capital ratios.
These ratios include the effect of the operations carried out during the second quarter, with a combined impact of -30 basis points of CET1. These operations are the voluntary takeover bid for Garanti BBVA and the acquisition of 100% of Tree Inversiones Inmobiliarias, SOCIMI, S.A. from Merlin Properties. Additionally, they also include the negative impact (-10 basis points) of the Group’s investment in Neon Payments Limited during the first quarter of 2022 (see Note 3 to our Unaudited Condensed Interim Consolidated Financial Statements for additional information). Excluding these effects, the CET1 ratio increased by +10 basis points as of June 30, 2022 (compared to December 31, 2021).
Fully-loaded risk-weighted assets (RWA) increased in the first half of the year by approximately €23 billion, mainly as a result of increased lending activity and the appreciation of the currencies of the main countries where the BBVA Group operates against the euro (excluding the Turkish lira and the Argentine peso).
The fully-loaded AT1 ratio stood at 1.59% (1.59% phased-in) at June 30, 2022, which included the impact of the early amortization of a series of CoCos issued in 2017 (-€500 million).
The fully-loaded Tier 2 ratio stood at 2.07%, which represents a decrease of -30 basis points compared to December 31, 2021, mainly explained by the RWA increase during the first half of the year. The phased-in Tier 2 ratio also stood at 2.07%.
As result of the above, the total fully-loaded capital ratio stood at 16.11% as of June 30, 2022, and total phased-in ratio stood at 16.22%.
Regarding MREL (Minimum Requirement for own funds and Eligible Liabilities) requirements, on March, 8, 2022 BBVA disclosed the reception of a new communication from the Bank of Spain regarding its minimum requirement for own funds and eligible liabilities, established by the Single Resolution Board (hereinafter, "SRB"), calculated taking into account the financial and supervisory information as of June 30, 2021.
5 Provisional data

In accordance with this new MREL communication, BBVA has to reach, since January 1, 2022, an amount of own funds and eligible liabilities equal to 21.46% of the total RWA of its resolution group, on sub-consolidated level (the “MREL in RWA”). Within this MREL in RWA, an amount equal to 13.50% of the RWA shall be met with subordinated instruments (the “subordination requirement in RWA”). In accordance with the new applicable regulation, the MREL in RWA and the subordination requirement in RWA do not include the combined capital buffer requirement; for these purposes, the applicable combined capital buffer requirement would be 3.26%, without prejudice to any other buffer that may be applicable at any time.
Likewise, the MREL in RWA is equal to 7.50% in terms of the total exposure considered for calculating the leverage ratio (the “MREL in LR”), while the subordination requirement in RWA is equal to 5.84% in terms of the total exposure considered for calculating the leverage ratio (the "subordination requirement in LR"). For BBVA, the most restrictive requirement as of today is the one expressed in MREL in RWA.
The current own funds and eligible liabilities structure of the resolution group as of June 30 2022 meets the MREL in RWA, being the MREL ratio in terms of RWA of 26.28%. Finally, as of June 30 2022, the MREL in LR was 10.25% and the subordination ratios in terms of RWA and in terms of LR were 21.97% and 8.57%, respectively.
Finally, as of June 30, 2022, the phased-in leverage ratio, which includes the transitory treatment of certain capital elements (mainly the impact of IFRS 9), stood at 6.22% with a significant reduction in the first half of the year, which is mainly explained by the reduction in Tier 1 capital as a result of the corporate transactions referred to above, as well as the increase in exposure to the leverage ratio.

Unaudited Condensed Interim Consolidated Financial Statements as of and for the six months ended June 30, 2022

Contents
UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE ACCOMPANYING UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

APPENDICES

APPENDIX I. Quantitative information on refinancing and restructuring operations and other requirements under Bank of Spain Circular 6/2012	F-61
APPENDIX II. Additional information on risk concentration	F-66

Unaudited condensed consolidated balance sheets as of June 30, 2022 and December 31, 2021

ASSETS (Millions of Euros)
	Notes	June 2022	December 2021
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEMAND DEPOSITS	8	81,508	67,799
FINANCIAL ASSETS HELD FOR TRADING	9	120,823	123,493
Derivatives		42,813	30,933
Equity instruments		6,199	15,963
Debt securities		30,171	25,790
Loans and advances to central banks		1,878	3,467
Loans and advances to credit institutions		30,239	31,916
Loans and advances to customers		9,523	15,424
NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS	10	6,775	6,086
Equity instruments		6,411	5,303
Debt securities		124	128
Loans and advances to customers		240	655
FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	1,003	1,092
Debt securities		1,003	1,092
FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME	12	63,223	60,421
Equity instruments		1,612	1,320
Debt securities		61,584	59,074
Loans and advances to credit institutions		27	27
FINANCIAL ASSETS AT AMORTIZED COST	13	408,148	372,676
Debt securities		38,276	34,781
Loans and advances to central banks		6,748	5,681
Loans and advances to credit institutions		13,014	13,276
Loans and advances to customers		350,110	318,939
DERIVATIVES - HEDGE ACCOUNTING	14	1,858	1,805
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	14	(98)	5
JOINT VENTURES AND ASSOCIATES	15	894	900
Joint ventures		99	152
Associates		796	749
INSURANCE AND REINSURANCE ASSETS	22	279	269
TANGIBLE ASSETS	16	8,337	7,298
Properties, plant and equipment		8,043	7,107
For own use		7,784	6,874
Other assets leased out under an operating lease		259	233
Investment properties		294	191
INTANGIBLE ASSETS	17	2,139	2,197
Goodwill		727	818
Other intangible assets		1,413	1,379
TAX ASSETS	18	15,836	15,850
Current tax assets		1,115	932
Deferred tax assets		14,721	14,917
OTHER ASSETS	19	3,423	1,934
Insurance contracts linked to pensions		—	—
Inventories		379	424
Other		3,044	1,510
NON-CURRENT ASSETS AND DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE	20	1,147	1,061
TOTAL ASSETS	5	715,294	662,885
The accompanying Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated balance sheets as of June 30, 2022 and December 31, 2021

LIABILITIES AND EQUITY (Millions of Euros)
	Notes	June 2022	December 2021
FINANCIAL LIABILITIES HELD FOR TRADING	9	102,305	91,135
Derivatives		41,117	31,705
Short positions		15,658	15,135
Deposits from central banks		9,227	11,248
Deposits from credit institutions		25,943	16,176
Customer deposits		10,361	16,870
FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	9,878	9,683
Customer deposits		734	809
Debt certificates		2,882	3,396
Other financial liabilities		6,262	5,479
Memorandum item: Subordinated liabilities		—	—
FINANCIAL LIABILITIES AT AMORTIZED COST	21	527,275	487,893
Deposits from central banks		52,696	47,351
Deposits from credit institutions		26,431	19,834
Customer deposits		376,973	349,761
Debt certificates		54,757	55,763
Other financial liabilities		16,418	15,183
Memorandum item: Subordinated liabilities		14,364	14,808
DERIVATIVES - HEDGE ACCOUNTING	14	3,181	2,626
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	14	—	—
LIABILITIES UNDER INSURANCE AND REINSURANCE CONTRACTS	22	11,622	10,865
PROVISIONS	23	5,134	5,889
Pensions and other post-employment defined benefit obligations		2,849	3,576
Other long term employee benefits		502	632
Provisions for taxes and other legal contingencies		620	623
Commitments and guarantees given		743	691
Other provisions		420	366
TAX LIABILITIES	18	2,105	2,413
Current tax liabilities		893	644
Deferred tax liabilities		1,212	1,769
OTHER LIABILITIES	19	5,001	3,621
LIABILITIES INCLUDED IN DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE	20	—	—
TOTAL LIABILITIES		666,501	614,125
The accompanying Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated balance sheets as of June 30, 2022 and December 31, 2021

LIABILITIES AND EQUITY (Continued) (Millions of Euros)
	Notes	June 2022	December 2021
SHAREHOLDERS’ FUNDS		61,894	60,383
Capital	25	3,129	3,267
Paid up capital		3,129	3,267
Unpaid capital which has been called up		—	—
Share premium		22,333	23,599
Equity instruments issued other than capital		—	—
Other equity		49	60
Retained earnings	26	32,559	31,841
Revaluation reserves	26	—	—
Other reserves	26	1,872	(1,857)
Reserves or accumulated losses of investments in joint ventures and associates		(233)	(247)
Other		2,105	(1,610)
Less: treasury shares		(1,049)	(647)
Profit or loss attributable to owners of the parent		3,001	4,653
Less: Interim dividends		—	(532)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	27	(16,452)	(16,476)
Items that will not be reclassified to profit or loss		(1,446)	(2,075)
Actuarial gains (losses) on defined benefit pension plans		(765)	(998)
Non-current assets and disposal groups classified as held for sale		—	—
Share of other recognized income and expense of investments in joint ventures and associates		—	—
Fair value changes of equity instruments measured at fair value through other comprehensive income		(777)	(1,079)
Hedge ineffectiveness of fair value hedges for equity instruments measured at fair value through other comprehensive income		—	—
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk		97	2
Items that may be reclassified to profit or loss		(15,006)	(14,401)
Hedge of net investments in foreign operations (effective portion)		(1,028)	(146)
Foreign currency translation		(12,881)	(14,988)
Hedging derivatives. Cash flow hedges (effective portion)		(784)	(533)
Fair value changes of debt instruments measured at fair value through other comprehensive income		(301)	1,274
Hedging instruments (non-designated items)		—	—
Non-current assets and disposal groups classified as held for sale		—	—
Share of other recognized income and expense of investments in joint ventures and associates		(12)	(9)
MINORITY INTERESTS (NON-CONTROLLING INTERESTS)	28	3,351	4,853
Accumulated other comprehensive income (loss)		(3,008)	(8,414)
Other items		6,358	13,267
TOTAL EQUITY		48,793	48,760
TOTAL EQUITY AND TOTAL LIABILITIES		715,294	662,885

MEMORANDUM ITEM (OFF-BALANCE SHEET EXPOSURES) (Millions of Euros)
	Notes	June 2022	December 2021
Loan commitments given	30	132,088	119,618
Financial guarantees given	30	14,308	11,720
Other commitments given	30	38,502	34,604
The accompanying Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated income statements for the six months ended June 30, 2022 and 2021

CONDENSED CONSOLIDATED INCOME STATEMENTS (Millions of Euros)
	Notes	June 2022	June 2021
Interest and other income	32.1	13,403	10,962
Financial assets at fair value through other comprehensive income		1,304	814
Financial assets at amortized cost		10,395	8,849
Other interest income		1,704	1,299
Interest expense	32.2	(4,852)	(4,007)
NET INTEREST INCOME		8,551	6,955
Dividend income	33	76	125
Share of profit or loss of entities accounted for using the equity method		15	(5)
Fee and commission income	34	3,964	3,311
Fee and commission expense	34	(1,314)	(996)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	35	39	121
Gains (losses) on financial assets and liabilities held for trading, net	35	11	463
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	35	(35)	280
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	35	348	96
Gains (losses) from hedge accounting, net	35	16	(81)
Exchange differences, net	35	716	206
Other operating income	36	297	340
Other operating expense	36	(1,803)	(997)
Income from insurance and reinsurance contracts	37	1,537	1,350
Expense from insurance and reinsurance contracts	37	(908)	(909)
GROSS INCOME		11,509	10,259
Administration costs		(4,401)	(3,983)
Personnel expense	38.1	(2,587)	(2,371)
Other administrative expense	38.2	(1,815)	(1,612)
Depreciation and amortization	39	(652)	(615)
Provisions or reversal of provisions	40	(112)	(928)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	41	(1,441)	(1,580)
Financial assets measured at amortized cost		(1,391)	(1,587)
Financial assets at fair value through other comprehensive income		(50)	8
NET OPERATING INCOME		4,903	3,153
Impairment or reversal of impairment of investments in joint ventures and associates		19	—
Impairment or reversal of impairment on non-financial assets	42	—	(196)
Tangible assets		22	(158)
Intangible assets		(5)	(5)
Other assets		(17)	(33)
Gains (losses) on derecognition of non-financial assets and subsidiaries, net		(15)	5
Negative goodwill recognized in profit or loss		—	—
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	43	(120)	(73)
PROFIT (LOSS) BEFORE TAX FROM CONTINUING OPERATIONS		4,787	2,889
Tax expense or income related to profit or loss from continuing operations		(1,668)	(782)
PROFIT (LOSS) AFTER TAX FROM CONTINUING OPERATIONS		3,119	2,107
Profit (loss) after tax from discontinued operations	20	—	280
PROFIT (LOSS)		3,119	2,387
ATTRIBUTABLE TO MINORITY INTEREST (NON-CONTROLLING INTEREST)	28	117	476
ATTRIBUTABLE TO OWNERS OF THE PARENT		3,001	1,911
		June 2022	June 2021
EARNINGS (LOSSES) PER SHARE (Euros)		0.45	0.26
Basic earnings (losses) per share from continuing operations		0.45	0.21
Diluted earnings (losses) per share from continuing operations		0.45	0.21
Basic earnings (losses) per share from discontinued operations		—	0.04
Diluted earnings (losses) per share from discontinued operations		—	0.04
The accompanying Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated statements of recognized income and expense for the six months ended June 30, 2022 and 2021

CONDENSED CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE (Millions of Euros)
	June 2022	June 2021
PROFIT (LOSS) RECOGNIZED IN INCOME STATEMENT	3,119	2,387
OTHER RECOGNIZED INCOME (EXPENSE)	1,808	(1,818)
ITEMS NOT SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	631	361
Actuarial gains (losses) from defined benefit pension plans	343	214
Non-current assets and disposal groups held for sale	—	(3)
Share of other recognized income and expense of entities accounted for using the equity method	—	—
Fair value changes of equity instruments measured at fair value through other comprehensive income, net	295	205
Gains (losses) from hedge accounting of equity instruments at fair value through other comprehensive income, net	—	—
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk	135	22
Income tax related to items not subject to reclassification to income statement	(142)	(77)
ITEMS SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	1,177	(2,179)
Hedge of net investments in foreign operations (effective portion)	(791)	(137)
Valuation gains (losses) taken to equity	(791)	(137)
Transferred to profit or loss	—	—
Other reclassifications	—	—
Foreign currency translation	3,678	(453)
Translation gains (losses) taken to equity	3,678	(435)
Transferred to profit or loss	—	(18)
Other reclassifications	—	—
Cash flow hedges (effective portion)	(367)	(458)
Valuation gains (losses) taken to equity	(398)	(321)
Transferred to profit or loss	31	(137)
Transferred to initial carrying amount of hedged items	—	—
Other reclassifications	—	—
Debt securities at fair value through other comprehensive income	(2,048)	(825)
Valuation gains (losses) taken to equity	(2,079)	(737)
Transferred to profit or loss	31	(88)
Other reclassifications	—	—
Non-current assets and disposal groups held for sale	—	(663)
Valuation gains (losses) taken to equity	—	(30)
Transferred to profit or loss	—	(634)
Other reclassifications	—	—
Entities accounted for using the equity method	1	5
Income tax relating to items subject to reclassification to income statements	703	353
TOTAL RECOGNIZED INCOME (EXPENSE)	4,927	569
Attributable to minority interest (non-controlling interests)	1,080	32
Attributable to the parent company	3,847	537
The accompanying Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated statements of changes in equity for the six months ended June 30, 2022 and 2021

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Millions of Euros)
	Capital (Note 25)	Share Premium	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 26)	Revaluation reserves (Note 26)	Other reserves (Note 26)	Treasury shares	Profit or loss attributable to owners of the parent	Interim dividend (Note 4)	Accumulated other comprehensive income (Note 27)	Non-controlling interest		Total
June 2022												Accumulated other comprehensive income (Note 28)	Other (Note 28)
Balances as of January 1, 2022 (*)	3,267	23,599	—	60	31,841	—	(1,857)	(647)	4,653	(532)	(16,476)	(8,414)	13,267	48,760
Total income (expense) recognized	—	—	—	—	—	—	—	—	3,001	—	846	962	117	4,927
Other changes in equity	(138)	(1,265)	—	(11)	718	—	3,729	(403)	(4,653)	532	(822)	4,444	(7,026)	(4,894)
Issuances of common shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuances of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Settlement or maturity of other equity instruments issued	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of debt on equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Common Stock reduction	(138)	(1,265)	—	—	110	—	(207)	1,500	—	—	—	—	—	—
Dividend distribution (shareholder remuneration)	—	—	—	—	(1,463)	—	—	—	—	—	—	—	(181)	(1,644)
Purchase of treasury shares	—	—	—	—	—	—	—	(2,408)	—	—	—	—	—	(2,408)
Sale or cancellation of treasury shares	—	—	—	—	—	—	9	505	—	—	—	—	—	514
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers within total equity (**)	—	—	—	—	2,244	—	2,699	—	(4,653)	532	(822)	4,444	(4,444)	—
Increase/Reduction of equity due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share based payments	—	—	—	(22)	—	—	—	—	—	—	—	—	—	(22)
Other increases or (-) decreases in equity (**)	—	—	—	11	(173)	—	1,228	—	—	—	—	—	(2,401)	(1,334)
Balances as of June 30, 2022	3,129	22,333	—	49	32,559	—	1,872	(1,049)	3,001	—	(16,452)	(3,008)	6,358	48,793
(*) Balances as of December 31, 2021 as originally reported in the consolidated Financial Statements for the year 2021.
(**) The headings "Transfers within total equity" and "Other increases or decreases in equity" include the effects associated with the application of IAS 29 in the subsidiaries in Turkey (see Note 2.1) for amounts of €-1,873 million in "Retained earnings", and €1,862 million in "Accumulated other comprehensive income (loss)" and, under the heading of "Non-controlling interests" include, €-1,480 million in "Other" and €1,621 million in "Accumulated other comprehensive income (loss).
The accompanying Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated statements of changes in equity for the six months ended June 30, 2022 and 2021

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Millions of Euros)
	Capital (Note 25)	Share Premium	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 26)	Revaluation reserves (Note 26)	Other reserves (Note 26)	Treasury shares	Profit or loss attributable to owners of the parent	Interim dividend (Note 4)	Accumulated other comprehensive income (Note 27)	Non-controlling interest		Total
June 2021												Accumulated other comprehensive income (Note 28)	Other (Note 28)
Balances as of January 1, 2021 (*)	3,267	23,992	—	42	30,508	—	(164)	(46)	1,305	—	(14,356)	(6,949)	12,421	50,020
Total income (expense) recognized	—	—	—	—	—	—	—	—	1,911	—	(1,374)	(444)	476	569
Other changes in equity	—	(393)	—	1	813	—	(75)	8	(1,305)	—	382	—	(75)	(645)
Issuances of common shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuances of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Settlement or maturity of other equity instruments issued	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of debt on equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Common Stock reduction	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividend distribution (shareholder remuneration)	—	(393)	—	—	—	—	—	—	—	—	—	—	(84)	(477)
Purchase of treasury shares	—	—	—	—	—	—	—	(270)	—	—	—	—	—	(270)
Sale or cancellation of treasury shares	—	—	—	—	15	—	—	278	—	—	—	—	—	293
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers within total equity	—	—	—	—	996	—	(73)	—	(1,305)	—	382	—	—	—
Increase/Reduction of equity due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share based payments	—	—	—	(11)	—	—	—	—	—	—	—	—	—	(11)
Other increases or (-) decreases in equity	—	—	—	12	(199)	—	(1)	—	—	—	—	—	8	(180)
Balances as of June 30, 2021	3,267	23,599	—	43	31,320	—	(239)	(38)	1,911	—	(15,348)	(7,393)	12,821	49,944
(*) Balances as of December 31, 2020 as originally reported in the consolidated Financial Statements for the year 2020.
The accompanying Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated statements of cash flows for the six months ended June 30, 2022 and 2021

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF CASH FLOWS (Millions of Euros)
	Notes	June 2022	June 2021
A) CASH FLOWS FROM OPERATING ACTIVITIES (1 + 2 + 3 + 4 + 5)		20,481	(10,343)
Of which hyperinflation effect from operating activities	2.1	2,044	—
1. Profit for the period		3,119	2,387
2. Adjustments to obtain the cash flow from operating activities		5,561	4,366
Depreciation and amortization		652	615
Other adjustments		4,909	3,750
3. Net increase/decrease in operating assets		(30,455)	(7,222)
Financial assets held for trading		4,828	3,466
Non-trading financial assets mandatorily at fair value through profit or loss		(243)	(486)
Other financial assets designated at fair value through profit or loss		89	10
Financial assets at fair value through other comprehensive income		(3,130)	(4,171)
Financial assets at amortized cost		(30,617)	(6,308)
Other operating assets		(1,382)	267
4. Net increase/decrease in operating liabilities		43,787	(9,065)
Financial liabilities held for trading		9,232	(4,167)
Other financial liabilities designated at fair value through profit or loss		(368)	(443)
Financial liabilities at amortized cost		34,867	(5,124)
Other operating liabilities		56	669
5. Collection/Payments for income tax		(1,530)	(808)
B) CASH FLOWS FROM INVESTING ACTIVITIES (1 + 2)		(3,537)	(1,925)
Of which hyperinflation effect from investing activities	2.1	489	—
1. Investment		(3,766)	(11,778)
Tangible assets		(1,442)	(10)
Intangible assets		(288)	(270)
Investments in joint ventures and associates		(53)	(23)
Subsidiaries and other business units		(1,389)	—
Non-current assets classified as held for sale and associated liabilities	20	(594)	(11,476)
Other settlements related to investing activities		—	—
2. Divestments		228	9,854
Tangible assets		11	19
Intangible assets		—	—
Investments in joint ventures and associates		93	53
Subsidiaries and other business units		—	8
Non-current assets classified as held for sale and associated liabilities	20	125	9,773
Other collections related to investing activities		—	—
C) CASH FLOWS FROM FINANCING ACTIVITIES (1 + 2)		(4,502)	(2,706)
Of which hyperinflation effect from financing activities	2.1	—	—
1. Payments		(5,016)	(2,999)
Dividend distribution (shareholders remuneration)		(1,463)	(393)
Subordinated liabilities		(730)	(2,031)
Treasury stock amortization		—	—
Treasury stock acquisition		(2,423)	(270)
Other items relating to financing activities		(400)	(305)
2. Collections		514	293
Subordinated liabilities		—	—
Treasury shares increase		—	—
Treasury shares disposal		514	293
Other items relating to financing activities		—	—
D) EFFECT OF EXCHANGE RATE CHANGES		1,268	(228)
E) NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (A+B+C+D)		13,709	(15,201)
F) CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD (*)		67,799	76,888
G) CASH AND CASH EQUIVALENTS AT END OF THE PERIOD (E+F)		81,508	61,687

COMPONENTS OF CASH AND EQUIVALENT AT END OF THE PERIOD (Millions of Euros)
	Notes	June 2022	June 2021
Cash	8	6,671	5,872
Balance of cash equivalent in central banks	8	66,302	50,154
Other financial assets	8	8,535	5,661
Less: Bank overdraft refundable on demand		—	—
TOTAL CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	8	81,508	61,687
(*) In 2021 it includes the balance of the Group's businesses in the United States included within the scope of the sale to PNC (see Note 3).
The accompanying Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Notes to the condensed interim consolidated financial statements as of and for the six months ended June 30, 2022
1.Introduction, basis for the presentation of the condensed interim consolidated financial statements and other information
1.1.Introduction
Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter “the Bank”, “BBVA" or "BBVA, S.A.") is a private-law entity subject to the laws and regulations governing banking entities operating in Spain. It carries out its activity through branches and agencies across the country and abroad.
The Bylaws and other public information are available for inspection at the Bank’s registered address (Plaza San Nicolás, 4, Bilbao) as noted on its web site (www.bbva.com).
In addition to the activities it carries out directly, the Bank heads a group of subsidiaries, joint ventures and associates which perform a wide range of activities and which together with the Bank constitute the Banco Bilbao Vizcaya Argentaria Group (hereinafter, “the Group” or “the BBVA Group”). In addition to its own separate financial statements, the Bank is required to prepare consolidated financial statements comprising all consolidated subsidiaries of the Group.
The consolidated financial statements of the BBVA Group for the year ended December 31, 2021 were authorized for issue on March 4, 2022.
1.2.Basis for the presentation of the condensed interim consolidated financial statements
The BBVA Group’s condensed interim consolidated financial statements (hereinafter, the “Consolidated Financial Statements”) as of and for the six months ended June 30, 2022 are presented in accordance with the International Accounting Standard “Interim Financial Reporting” (hereinafter, “IAS 34”), pursuant to article 12 of Royal Decree 1362/2007 as regards the preparation of condensed interim financial information and taking into account the requirements of Circular 3/2018, of June 28, of the Spanish Securities and Exchange Commission (CNMV) and have been approved by the Board of Directors at its meeting held on July 28, 2022. In accordance with IAS 34, the interim financial information is prepared solely for the purpose of updating the last annual consolidated financial statements, focusing on new activities, events and circumstances that occurred during the period without duplicating the information previously published in those consolidated financial statements.
Therefore, the accompanying Consolidated Financial Statements do not include all information required by a complete set of consolidated financial statements prepared in accordance with International Financial Reporting Standards endorsed by the European Union (“EU-IFRS”), consequently for an appropriate understanding of the information included in them, they should be read together with the consolidated financial statements of the Group as of and for the year ended December 31, 2021. The aforementioned annual consolidated financial statements were prepared in accordance with the EU-IFRS applicable as of December 31, 2021, considering the Bank of Spain Circular 4/2017, and with any other legislation governing financial reporting which is applicable and with the format and mark-up requirements established in the EU Delegated Regulation 2019/815 of the European Commission.
The accompanying Consolidated Financial Statements were prepared applying principles of consolidation, accounting policies and valuation criteria, which, as described in Note 2, are the same as those applied in the consolidated financial statements of the Group as of and for the year ended December 31, 2021, taking into consideration the new Standards and Interpretations that became effective from January 1, 2022 (see Note 2.1), so that they present fairly the Group’s consolidated equity and financial position as of June 30, 2022, together with the consolidated results of its operations and the consolidated cash flows generated by the Group during the six months ended June 30, 2022.
The Consolidated Financial Statements and Notes were prepared on the basis of the accounting records kept by the Bank and each of the other entities in the Group. They include the adjustments and reclassifications required to harmonize the accounting policies and valuation criteria used by the entities in the Group.
All effective accounting standards and valuation criteria with a significant effect in the Consolidated Financial Statements were applied in their preparation.
The amounts reflected in the accompanying Consolidated Financial Statements are presented in millions of euros, unless it is more appropriate to use smaller units. Therefore, some items that appear without a balance in these Consolidated Financial Statements are due to how the units are expressed. Also, in presenting amounts in millions of euros, the accounting balances have been rounded up or down. It is therefore possible that the totals appearing in some tables are not the exact arithmetical sum of their component figures.
The percentage changes in amounts have been calculated using figures expressed in thousands of euros.
When determining the information to disclose about various items of the Consolidated Financial Statements, the Group, in accordance with IAS 34, has taken into account their materiality in relation to the Consolidated Financial Statements.

1.3.Seasonal nature of income and expense
The nature of the most significant activities carried out by the BBVA Group’s entities is mainly related to typical activities carried out by financial institutions, and are not significantly affected by seasonal factors within the same year.
1.4.Responsibility for the information and for the estimates made
The information contained in the BBVA Group’s Consolidated Financial Statements is the responsibility of the Group’s Directors.
Estimates were required to be made at times when preparing these Consolidated Financial Statements in order to calculate the recorded or disclosed amount of some assets, liabilities, income, expense and commitments. These estimates relate mainly to the following:
•Loss allowances on certain financial assets (see Notes 6, 11, 12, 13 and 15).
•The assumptions used to quantify certain provisions (see Notes 22 and 23) and for the actuarial calculation of post-employment benefit liabilities and other commitments (see Note 24).
•The useful life and impairment losses of tangible and intangible assets (see Notes 16, 17 and 20).
•The valuation of goodwill and price allocation of business combinations (see Note 17).
•The fair value of certain unlisted financial assets and liabilities (see Notes 6, 7, 9, 10, 11 and 12).
•The recoverability of deferred tax assets (see Note 18).
The great uncertainty associated to the unprecedented nature of the COVID-19 pandemic and the geopolitical uncertainties (see Note 6.1) entails a greater complexity of developing reliable estimations and applying judgment.
Therefore, these estimates have been made on the basis of the best available information on the matters analyzed, as of June 30, 2022. However, it is possible that events may take place in the future which could make it necessary to amend these estimations (upward or downward), which would be carried out prospectively, recognizing the effects of the change in estimation in the corresponding consolidated income statement.
During the six-month period ended on June 30, 2022 there have been no other significant changes in the estimates made at the end of the 2021 financial year, other than those indicated in these Consolidated Financial Statements.
2.Principles of consolidation, accounting policies, measurement bases applied and recent IFRS pronouncements and interpretations
The accounting policies and methods applied for the preparation of the accompanying Consolidated Financial Statements do not differ significantly to those applied in the Consolidated Financial Statements of the Group for the year ended December 31, 2021 (Note 2), except for the application of IAS 29 “Financial reporting in hyperinflationary economies” to the financial statements of the companies that the BBVA Group maintains in Turkey, and for the entry into force of new standards and interpretations in the year 2022.
2.1.Standards and interpretations that became effective in the first six months of 2022
The accounting principles and policies and valuation methods applied for the preparation of the attached Consolidated Financial Statements do not differ significantly from those detailed in Note 2 of the consolidated financial statements of the Group for the year ended December 31, 2021, except for the application of IAS 29 "Financial Reporting in Hyperinflationary Economies” to the financial statements of the companies that the BBVA Group maintains in Turkey, and due to the entry into force of new standards and interpretations in the year 2022:
Standards and interpretations effective and with impact on the consolidated financial statements as of June 30, 2022
As stated in Note 2.2.19 to the consolidated financial statements of the Group for the year ended December 31, 2021, in accordance with the criteria established in IAS 29 "Financial Reporting in Hyperinflationary Economies”, to determine whether an economy has a high inflation rate the country's economic situation is examined, analyzing whether certain circumstances are fulfilled, such as whether the general population prefers to keep its wealth or savings in non-monetary assets or in a relatively stable foreign currency, whether prices may be quoted in that currency, whether interest rates, wages and prices are linked to a price index or whether the cumulative inflation rate over three years is approaching or exceeds 100%. The fact that any of these circumstances is fulfilled will not be a decisive factor in considering an economy hyperinflationary, but it does provide some reasons to consider it as such.

Turkey
As of June 30, 2022, Turkey's economy has been considered highly hyperinflationary based on the above criteria mentioned above. As a result, the financial statements of the BBVA Group’s entities located in Turkey have been adjusted to correct them for the effects of inflation, in accordance with IAS 29, with retrospective application from January 1, 2022. This means that:
–The historical cost of non-monetary assets and liabilities (see Notes 16, 17 and 18), assets contractually linked to changes in prices and various headings in equity must be adjusted to reflect changes in the purchasing power of the currency due to inflation from their date of acquisition or inclusion in the consolidated balance sheet, or if this is later, with the limit of its recoverable value. The restatement has been made using the Consumer Price Index published by the Turkish Statistical Institute.
–The different lines of the income statement are adjusted by the inflation index since their inception, with a corresponding entry under the heading "Accumulated other comprehensive income (loss)".
–The loss of the net monetary position, which represents the loss of purchasing power of the entity due to maintaining an excess of monetary assets not linked to inflation (mainly loans, credits and bonds) over monetary liabilities, is registered in the line "Other operating expense" in the income statement and with a credit to "Accumulated other comprehensive income (loss)".
–All the components of the financial statements of the subsidiaries are converted at the closing exchange rate, registering the conversion differences to the euro within "Accumulated other comprehensive income (loss)" as stated in IAS 21.
–The figures for years prior to 2022 have not been modified since the Group's presentation currency is the euro.
The combined result derived from the application of the above criteria amounts to a loss of €1,776 million, of which €1,022 million is attributed to the parent company of the Group. This impact includes mainly the loss of the net monetary position, which amounts to a gross amount of €1,686 million and is recorded in the line “Other operating expense” in the consolidated income statement, partially offset by the positive impact of the revaluation of certain bonds linked to inflation, for a gross amount of €1,132 million, given that, under IAS 29, these types of bonds are considered protective assets (see Note 36).
The first application of IAS 29 in the Turkish subsidiaries led to an increase in equity of €130 million as of January 1, 2022, and is mainly the result of the revaluation of tangible assets and inflation-linked bonds.
Accumulated inflation in the first half of 2022 stood at 42.35% and the exchange rate used as of June 30, 2022 was 17.32 TRY/€.
Minor changes to IFRS Standards (IAS 37 Provisions - Onerous contracts, IAS 16 Property, Plant and Equipment and IFRS 3 Business Combination) and Annual Improvements to IFRS 2018 - 2020 (IFRS 1 - First application of IFRS, IFRS 9 Financial Instruments, IAS 41 Agriculture and modifications to the illustrative examples of IFRS 16 - Leases)
From January 1, 2022, the following amendments to the IFRS standards or their interpretations (hereinafter “IFRIC” or "interpretation") became effective:
The IASB has issued minor amendments and improvements to various IFRS to clarify the wording or correct minor consequences, oversights or conflicts between the requirements of the Standards as of January 1, 2022. The modified standards are: IAS 37 Provisions, IAS 16 Property, Plant and Equipment, IFRS 3 Business Combination, IFRS 1 First application of IFRS, IFRS 9 Financial Instruments, IAS 41 Agriculture and IFRS 16 Leases.
The amendments are effective for annual reporting periods beginning on or after January 1, 2022, with no significant impact on the BBVA Group's consolidated financial statements.
2.2.IBOR Reform
As detailed in Note 2.3 of the Consolidated Financial Statements for the year 2021, the transition from Ibor to risk-free rates (RFR) is a complex initiative, which has affected and affects the BBVA Group in different geographical areas and business lines, as well as in multitude of products, systems and processes.
As of June 30, 2022, the Group continues to hold financial assets and liabilities whose contracts are referenced to USD Libor rates, as they are used, among others, for loans, deposits and debt issues as well as underlying derivative financial instruments.
Below is the BBVA Group's exposure to financial assets and liabilities maturing after June 2023 at USD Libor (date of discontinuation of publication of these indices). As of June 30, 2022, the BBVA Group has transition fallbacks or a synthetic, statutory or counter-clearinghouse solution for all transactions that have not transitioned to the new benchmark as of June 2022. The table shows the gross amounts in the case of loans and advances to customers, asset and liability debt instruments and deposits and, the notional amount for derivatives.

Millions of Euros
	Loans & Advances	Debt Securities Assets	Debt Securities Issued (Liabilities)	Deposits	Derivatives (notional)
LIBOR ex USD & LIBOR USD 1W/2M with maturity > December 31, 2021	157	—	—	—	—
LIBOR USD with maturity > June 30, 2023	22,110	175	2,112	191	513,549
Total	22,266	175	2,112	191	513,549
It should be noted that all these exposures (with the exception of USD LIBOR for terms other than one week and two months) effectively transition, in accordance with the established mechanisms described, from January 1, 2022, as the next fixings of interest rates occurs.
Out of the derivative instruments, 93% of the exposure is either settled by Clearing Houses (mainly London Clearing House or EUREX) or is operational with counterparties currently adhered to the International Swaps and Derivatives Association (ISDA) protocol.
2.3.Standards and interpretations issued but not yet effective as of June 30, 2022
The following new International Financial Reporting Standards together with their Interpretations or modifications had been published at the date of preparation of the accompanying Consolidated Financial Statements, which are not mandatory as of June 30, 2022. Although in some cases the International Accounting Standards Board (“IASB”) allows early adoption before their effective date, the BBVA Group has not proceeded with this option for any such new standards.
IFRS 17 – Insurance contracts
In May 2017, the IASB issued the new accounting standard for insurance contracts, which was later amended in June 2020, with the aim of helping entities in the implementation of the standard and to facilitate the understanding of the financial statements, although the amendment maintained the fundamental principles of the original standard. An entity shall apply IFRS 17 for annual reporting periods beginning on or after January 1, 2023 (with at least one year of comparative information). The standard has already been adopted by the European Union.
IFRS 17 establishes the accounting principles for insurance contracts. This new standard supersedes IFRS 4, by introducing substantial changes in the accounting of insurance contracts with the aim of achieving greater homogeneity and increasing comparability among entities.
Unlike IFRS 4, the new standard establishes minimum requirements for grouping insurance contracts for the purposes of their recognition and measurement, determining the units of account by considering three levels: portfolios (contracts subject to similar risks and managed together), annual cohorts and their possibility of becoming onerous.
Regarding the measurement model, the new standard contemplates several methods, being the General Model (Building Block Approach) the method that will be applied by default for the valuation of insurance contracts, unless the conditions are given to apply any of the two other methods: the Variable Fee Approach, or the Simplified Model (Premium Allocation Approach).
With the implementation of IFRS 17, the valuation of insurance contracts will be based on a model that will use updated assumptions at each balance sheet date.
The General Model requires entities to value insurance contracts for the total of:
–fulfillment cash flows, which comprise the estimation of future cash flows discounted to reflect the time value of money, the financial risk associated with future cash flows, and a risk adjustment for non-financial risk that would represent the compensation required for the uncertainty associated with the amount and timing of the expected cash flows;
–and the contractual service margin, which represents the expected unearned benefit from the insurance contracts, which will be recognized in the entity’s income statement as the service is provided in the future, instead of being recognized at the time of the estimation.
The amounts recognized in the income statement shall be classified into insurance revenue, insurance service expenses and insurance finance income or expenses, assuming a relevant change with respect to the current disclosures as concepts such as volume of premiums and variation in technical provisions disappear. Insurance revenue and insurance service expenses shall exclude any investment components. Insurance revenue shall be recognized over the period the entity provides insurance coverage.
Since 2019, the Group has been developing a project to implement IFRS 17 in order to harmonize the criteria in the Group and with the participation of all involved areas and countries. Proper governance has been established in this project, through a Global Steering Committee with representation from the senior management of the affected areas and countries, which periodically reviews its progress. At the local level, each geography has defined a local governance structure with the participation of senior management.
The Group continues with the planned roadmap for the implementation of the standard, progressing during the years 2019, 2020 and 2021 with the definition of criteria, the actuarial modelling of cash flows and components required by the standard, the data supply, the systems technological adaptation, the preparation of accounting information, the governance of the reporting process to the Group and the development of the transition.

In 2022, the Group will continue advancing with the tasks mentioned above according to the planning carried out. Additionally, the Group is focusing on the preparation of the parallel of the financial statements under IFRS 17, as well as on the calculation of the transition impact on the consolidated financial statements.
From the heading liabilities under insurance contracts held as of December 31, 2021, the Group estimates that approximately 89% correspond to long-term commitments that will be valued using the Building Block Approach. These contracts will be valued in transition using the fair value approach, given the disproportionate cost and difficulty of obtaining the historical data necessary to apply a full retrospective approach given the age of these products on the balance sheet and their remaining duration. Its impact in transition will come mainly from the "interest rate effect", resulting from the valuation of long-term insurance liabilities by the difference between the locked-in rate and the current rate, as the Group has chosen the option to disaggregate the financial income or expense of the insurance between the income statements and accumulated other comprehensive income. This effect will be partly offset by the associated financial assets, in some cases by the elimination of shadow accounting and, in others, by the fair value measurement of certain financial asset portfolios, in order to mitigate accounting asymmetries.
On the other hand, another part of the impact, although to a lesser extent, will come from the different hypotheses used with respect to the calculations under IFRS 4, including the additional components to it. The part from the identification of products classified as "onerous" is considered immaterial.
Regarding short-term contracts as of December 31, 2021, it is estimated that they represent approximately 11% of the total liabilities covered by the Group's insurance contracts. These will be valued by the Premium Allocation Approach, and in transition following the full retrospective approach, although no significant differences are expected in their accounting compared to the current situation.
Lastly, the Group expects that the contracts valued by the Variable Fee Approach represent a residual amount.
Consequently, the differences in accumulated other comprehensive income and in retained earnings will basically come from long-term contracts, although a significant impact on the Group's equity is not expected.
The Group does not plan to adopt the European exception on annual cohorts in cash-flow matched products.
Amendments to IAS 1 “Presentation of financial statements” and IAS 8 “Accounting policies, changes in accounting estimates and errors"
In February 2021 the IASB issued amendments to these standards with the aim of improving the quality of the disclosures in relation to the accounting policies applied by the entities with the ultimate aim of providing useful and material information in the Financial Statements.
The amendments to IAS 1 require companies to disclose their material accounting policy information rather than their significant accounting policies and include guidance on how to apply the concept of materiality to accounting policy disclosures. The amendments to IAS 8 also clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. The amendments will be effective for annual reporting periods beginning on or after 1 January 2023, with early application permitted. No significant impact is expected on BBVA's consolidated financial statements.
Amendment to IAS 12 "Accounting for deferred tax"
The IASB has issued an amendment to IAS 12 that clarifies how companies account for deferred tax on transactions such as leases and decommissioning obligations.
The amendments clarify that companies are required to recognize deferred tax on such transactions. The aim of the amendments is to reduce diversity in the reporting of deferred tax on leases and decommissioning obligations. The amendments will be effective for annual reporting periods beginning on or after 1 January 2023, with early application permitted. No significant impact is expected on the BBVA Group´s consolidated financial statements.
3.BBVA Group
The BBVA Group is an international diversified financial group with a significant presence in retail banking, wholesale banking and asset management. The Group also operates in the insurance sector.
The following information is detailed in the Appendices to the consolidated financial statements of the Group for the year ended December 31, 2021:
–Appendix I shows the main changes and notification of investments and divestments in the BBVA Group.
–Appendix II shows fully consolidated subsidiaries with more than 10% owned by non-Group shareholders.
The BBVA Group’s activities are mainly located in Spain, Mexico, South America and Turkey, with an active presence in other areas of Europe, The United States and Asia (see Note 5).

Significant transactions in the first six months of 2022
Announcement of the agreement with Neon Payments Limited
On February 14, 2022, BBVA announced the agreement with the company “Neon Payments Limited” ("the Company" in this section) for the subscription of 492,692 preference shares, representing approximately 21.7% of its share capital, through a share capital increase and in consideration of approximately USD 300 million (equal to approximately €263 million, using the applicable 1.14 EUR/USD exchange rate as of February 11, 2022). Despite owning more than 20% of the share capital, BBVA's ability to influence Neon Payments Limited financial and operating decisions policies is very limited, so the investment is recognized under the heading "Non-trading financial assets mandatorily at fair value through profit or loss".
Neon Payments Limited, a company incorporated and domiciled in the United Kingdom, is the owner of 100% of the shares of the Brazilian company “Neon Pagamentos S.A.”.
As of February 14, 2022, BBVA was already the indirect owner of approximately 10.2% of the share capital of the Company (through “Propel Venture Partners Global, S.L.” and “Propel Venture Partners Brazil, S.L.”. BBVA owns more than 99% of the share capital of these two companies), consequently, once the subscription was completed, BBVA holds, direct and indirectly, approximately 29.7% (equal to approximately 25.6% of the share capital on a fully diluted basis) of the share capital of the Company.
Voluntary takeover bid for the entire share capital of Türkiye Garanti Bankası A.Ş (Garanti BBVA)
On November 15, 2021, BBVA announced a voluntary takeover bid (hereinafter, "VTB") addressed to the 2,106,300,000 shares6 not controlled by BBVA, which represented the 50.15% of the total share capital of Türkiye Garanti Bankası A.Ş (hereinafter, "Garanti BBVA"). BBVA submitted for authorization an application of the VTB to the supervisor of the securities markets in Turkey (Capital Markets Board, hereinafter, "CMB") on November 18, 2021.
On March 31, 2022, CMB approved the offer information document and on the same day, BBVA announced the commencement of the VTB acceptance period on April 4, 2022. On April 25, 2022 BBVA informed of an increase of the cash offer price per Garanti BBVA share from the initially announced (12.20 Turkish lira) to 15.00 Turkish lira.
On May 18, 2022, BBVA announced the finalization of the offer acceptance period, with the acquisition of 36.12% of Garanti BBVA’s share capital. The total amount paid by BBVA was approximately 22,758 million Turkish lira (equivalent to approximately €1,390 million7) including the expenses associated with the transaction and net of the collection of the dividends corresponding to the stake acquired.
The transaction has resulted in a capital gain of approximately €924 million (including the impacts after the application of IAS 29, see Note 2.1). An amount of €3,609 million has been recorded under the heading “Other reserves” and there was a reclassification to “Accumulated other comprehensive income (loss)” corresponding to the 36.12% acquired from minority interests to “Accumulated other comprehensive income (loss)” of the parent company for an amount of €-2,685 million. The total derecognition associated with the transaction of the heading “Minority interests” considering “Other items” and “Accumulated other comprehensive income (loss)” amounted to €-2,541 million.
The percentage of total share capital of Garanti BBVA owned by BBVA (after the VTB) is 85.97%.
In relation to the rest of the effects of the application of IAS 29 "Financial Reporting in hyperinflationary economies" on the entities of the Group in Turkey, see Note 2.1 to these Consolidated Financial Statements.
Significant transactions in 2021
Sale of BBVA’s U.S. Bancshares, Inc. to PNC Financial Service Group
On June 1 2021, after obtaining all the required authorizations, BBVA completed the sale to The PNC Financial Services Group, Inc. of 100% of the capital stock of its subsidiary BBVA USA Bancshares, Inc., which in turn owns all the capital stock of the bank, BBVA USA.
The consideration received in cash by BBVA, as a consequence of the referred sale, amounts to approximately 11,500 million USD (price provided in the agreement minus the agreed closing price adjustments) equivalent to approximately €9,600 million (with an exchange rate of 1.20 EUR / USD).
The accounting of both the results generated by BBVA USA Bancshares, Inc. since the announcement of the transaction and of its closing, have had an aggregate positive impact on the BBVA Group's Common Equity Tier 1 (fully loaded) ratio of approximately 294 basis points, which includes the generation of capital contributed by the subsidiary to the Group until the closing of the transaction (June 1, 2021) and a profit net of taxes of €582 million. Thus, the BBVA Group has been reflecting the results that BBVA USA Bancshares, Inc. has been generating, as well as the positive impact, mainly, of these results on the Common Equity Tier 1 ("fully loaded") ratio of BBVA Group. The calculation of the impact on Common Equity Tier 1 was made taking into account the amount of the transaction in euros and BBVA Group's financial statements as of June 2021.
The BBVA Group continues to develop the institutional and wholesale business in the US that it currently carries out through its broker-dealer BBVA Securities Inc. and its branch in New York. BBVA also maintains its investment activity in the fintech sector through its participation in Propel Venture Partners US Fund I, L.P.
Note 21 to the consolidated financial statements for 2021 shows a breakdown of the financial information of the companies sold in the United States as of December 31, 2021, 2020 and 2019 and the results for the first five months of 2021 and for 2020 and 2019.
6 All references to “shares” or “share” shall be deemed made to lots of 100 shares, which is the trading unit in which Garanti BBVA shares are listed at Borsa Istanbul.
7 Using the effective exchange rate of 16.14 Turkish lira per euro.

4.Shareholder remuneration system
BBVA's Board of Directors announced, on November 18, the amendment of the Group's shareholder remuneration policy, which was communicated through relevant information on February 1, 2017, establishing as a new policy to distribute annually between 40% and 50% of the consolidated ordinary profit for each year (excluding amounts and items of an extraordinary nature included in the consolidated profit and loss account), compared to the previous policy that established a distribution between 35% and 40%.
This policy is implemented through the distribution of an interim dividend for the year (which is expected to be paid in October of each year) and a final dividend or final distribution (which is expected to be paid at the end of the year and once the application of the result is approved, foreseeably in April of each year), with the possibility of combining cash distributions with share repurchases (the execution of the share repurchase program scheme described below is considered as extraordinary shareholder remuneration and is therefore not included in the scope of the policy), all subject to the corresponding authorizations and approvals applicable at any given time.
The Annual General Meeting of BBVA held on March 18, 2022, approved, under item 2 of the Agenda, a cash distribution from to the voluntary reserves account as additional shareholder remuneration for the 2021 fiscal year, for an amount equal to €0.23 (€0.1863 net of withholding tax) per outstanding BBVA share entitled to participate in this distribution, which was paid on April 8, 2022. The total amount paid amounted to €1,463 million.
Share buyback program
On October 26, 2021, BBVA obtained the pertinent authorization from the European Central Bank (hereinafter, "ECB") to buy back up to 10% of its share capital for a maximum of €3,500 million, in one or several tranches and over the course of a 12-month period (the “Authorization”).
Upon receiving the authorization and making use of the delegation conferred by the BBVA Annual General Meeting held on March 16, 2018, at its meeting of October 28, 2021, BBVA Board of Directors resolved to carry out a share buyback program scheme in compliance with Regulation (EU) no. 596/2014 of the European Parliament and the Council of April 16, 2014 on market abuse and Delegate Regulation (EU) no. 2016/1052 of the Commission, of March 8, 2016, executed in various tranches up to a maximum of €3,500 million, with the aim of reducing BBVA's share capital (the “Program Scheme”), notwithstanding the possibility of terminating or cancelling the Program Scheme at an earlier date where advisable due to the concurrence of a series of specific circumstances, as well as to carry out a first share buyback program within the scope of the Program Scheme (the "First Tranche") for the purpose of reducing BBVA's share capital, which was notified by means of Inside Information on October 29, 2021.
On November 19, 2021, BBVA notified by means of Inside Information that the First Tranche would be executed externally, starting on November 22, 2021, through J.P. Morgan AG as lead manager, for a maximum amount of €1,500 million, for the purchase of a maximum number of shares of 637,770,016 representing, approximately, 9.6% of BBVA's share capital. By means of Other Relevant Information dated March 3, 2022, BBVA announced the completion of the execution of the First Tranche upon reaching the maximum monetary amount of €1,500 million, having acquired 281,218,710 own shares in execution of the First Tranche, representing, approximately, 4.22% of BBVA's share capital as of that date. On June 15, 2022, BBVA notified the partial execution of the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on 18 March 2022, through the reduction of BBVA’s share capital in a nominal amount of €137,797,167.90 and the consequent redemption, charged to unrestricted reserves, of 281,218,710 own shares of €0.49 par value each acquired by the bank in execution of the First Tranche and which were held in treasury shares (see Note 25).
On February 3, 2022, BBVA notified that its Board of Directors had agreed, within the scope of the Program Scheme, to carry out a second buyback program for the repurchase of own shares (the “Second Tranche”) aimed at reducing BBVA’s share capital, for a maximum amount of €2,000 million and a maximum number of shares to be acquired equal to the result of subtracting from 637,770,016 own shares (9.6% of BBVA’s share capital at that date) the number of own shares finally acquired in execution of the First Tranche.
As a continuation of the previous communication, on March 16, 2022, BBVA informed by means of Inside Information that it had agreed to execute the Second Tranche: i) through the execution of a first segment for an amount of up to €1,000 million, and with a maximum number of shares to be acquired of 356,551,306 treasury shares (the "First Segment"), externally through Goldman Sachs International as lead manager, who would execute the purchase transactions through the broker Kepler Cheuvreux, S.A.; and (ii) once execution of the First Segment has been completed, through the execution of a second segment that would complete the Framework Program (the "Second Segment").
By means of Other Relevant Information dated May 16, 2022, BBVA announced the completion of the execution of the First Segment upon reaching the maximum monetary amount of €1,000 million, having acquired 206,554,498 own shares in execution of the First Segment, representing, approximately, 3.1% of BBVA's share capital as of said date.
On June 28, 2022, BBVA communicated through Inside Information the agreement to complete the Program Scheme by executing the Second Segment , for a maximum amount of €1,000 million and a maximum number of BBVA shares to be acquired of 149,996,808. As of June 30, 2022, BBVA's best estimate for this maximum amount is €610 million and is recorded under the heading "Financial liabilities at amortized cost - Other financial liabilities". This Second Segment, has been executing externally since July 1, 2022 through the lead manager Citigroup Global Markets Europe AG, and is scheduled to end no later than September 29, 2022. From July 1 to July 21, 2022, Citigroup Global Markets Europe AG, acting as lead manager for the Second Segment of the Second Tranche, has acquired 63,750,000 BBVA shares.

5.Operating segment reporting
Operating segment reporting represents a basic tool in the oversight and management of the BBVA Group’s various activities. In preparing the information by operating segment, the starting point is the lowest-level units, which are aggregated in accordance with the organizational structure determined by the Group's Management to create higher-level units and, finally, the reportable operating segments themselves.
As of June 30, 2022, the structure of the information by operating segments reported by the BBVA Group remains the same as that of the closing of 2021 financial year.
The BBVA Group's operating segments and the agreements reached are summarized below:
• Spain
Includes mainly the banking and insurance business that the Group carries out in Spain, including the proportional share of results of the new company that emerged from the bancassurance agreement reached with Allianz at the end of 2020.
• Mexico
Includes banking and insurance businesses in this country as well as the activity that BBVA Mexico carries out through its branch in Houston.
•Turkey
Reports the activity of Garanti BBVA group that is mainly carried out in this country and, to a lesser extent, in Romania and the Netherlands.
•South America
Mainly includes the banking and insurance activity carried out in the region.
• Rest of Business
Mainly incorporates the wholesale activity carried out in Europe (excluding Spain), and the United States, as well as the banking business developed through the BBVA branches located in Asia.
The Corporate Center performs centralized Group functions, including: the costs of the head offices with a corporate function, management of structural exchange rate positions; portfolios whose management is not linked to customer relationships, such as financial and industrial holdings; stakes in Funds & Investment Vehicles in tech companies; certain tax assets and liabilities; funds for employee commitments; goodwill and other intangible assets, as well as the financing of such portfolios and assets. Additionally, the results obtained by the Group's businesses in the United States until the sale to PNC on June 1, 2021 (see Note 20), are presented in a single line under the heading "Profit (loss) after tax from discontinued operations" in the condensed consolidated income statement.
Finally, the costs related to the Banco Bilbao Vizcaya Argentaria, S.A. restructuring process carried out in Spain in 2021 are included in this aggregated area and are registered in the line "Provisions" (see Note 23) and for the six months ended June 30, 2021 in the lines "Provisions or reversal of provisions", "Impairment or reversal of impairment on non-financial assets" and "Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations", respectively (see Notes 40, 42 and 43).
The breakdown of the BBVA Group’s total assets by operating segments as of June 30, 2022 and December 31, 2021, is as follows:

Total Group assets by operating segments (Millions of Euros)
	June 2022	December 2021 (*)
Spain	432,012	413,430
Mexico	140,360	118,106
Turkey	64,101	56,245
South America	66,343	56,124
Rest of Business	46,176	40,328
Subtotal assets by operating segments	748,991	684,233
Corporate Center and adjustments	(33,698)	(21,348)
Total assets BBVA Group	715,294	662,885
(*) In the first quarter of 2022 the Group changed the allocation criteria for certain expenses related to global technology projects between the Corporate Center and the business areas, therefore, to ensure that year-on-year comparisons are homogeneous, the figures corresponding to the financial year 2021 have been revised, which has not affected the consolidated financial information of the Group. Also in the first quarter of 2022, an equity team from the Global Markets unit was transferred from Spain to New York, with the corresponding transfer of the costs associated with this reallocation from Spain to Rest of Business.

The following table sets forth the attributable profit and main margins of the condensed consolidated income statement by operating segment and the Corporate Center for the six months ended June 30, 2022 and 2021:

Main margins and profit by operating segments (Millions of Euros)
	Operating Segments
	BBVA Group	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center and adjustments (**)
June 2022
Net interest income	8,551	1,763	3,684	1,163	1,849	155	(64)
Gross income	11,509	3,069	4,887	1,342	1,975	384	(147)
Operating profit /(loss) before tax	4,787	1,414	2,502	637	738	162	(667)
Attributable profit (loss)	3,001	808	1,821	62	413	128	(230)
June 2021 (*)
Net interest income	6,955	1,761	2,771	1,036	1,328	141	(82)
Gross income	10,259	3,035	3,604	1,571	1,480	422	146
Operating profit /(loss) before tax	2,889	985	1,593	952	414	205	(1,259)
Attributable profit (loss)	1,911	725	1,119	384	210	159	(687)
(*) In the first quarter of 2022 the Group changed the allocation criteria for certain expenses related to global technology projects between the Corporate Center and the business areas, therefore, to ensure that year-on-year comparisons are homogeneous, the figures corresponding to the financial year 2021 have been revised, which has not affected the consolidated financial information of the Group. Also in the first quarter of 2022, an equity team from the Global Markets unit was transferred from Spain to New York, with the corresponding transfer of the costs associated with this reallocation from Spain to Rest of Business.
(**) Corresponds to the impact gross of taxes for the purchase of Tree Inversiones Inmobiliarias SOCIMI, S.A.U. (Tree) to Merlin Properties SOCIMI, S.A. (see Note 16).
6.Risk management
The principles and risk management policies, as well as tools and procedures established and implemented in the Group as of June 30, 2022 do not differ significantly from those included in Note 7 of the consolidated financial statements of the Group for the year ended December 31, 2021.
6.1.Risk factors
The BBVA Group has processes in place for identifying risks and analyzing scenarios in order to enable the Group to manage risks in a dynamic and proactive way.
The risk identification processes are forward looking to seek the identification of emerging risks and take into account the concerns of both the business areas, which are close to the reality of the different geographical areas, and the corporate areas and senior management.
Risks are identified and measured consistently using the methodologies deemed appropriate in each case. Their measurement includes the design and application of scenario analyses and stress testing and considers the controls to which the risks are subjected.
As part of this process, a forward projection of the Risk Appetite Framework (hereinafter, "RAF") variables in stress scenarios is conducted in order to identify possible deviations from the established thresholds. If any such deviations are detected, appropriate measures are taken to keep the variables within the target risk profile.
In this context, there are a number of emerging risks that could affect the evolution of the Group’s business, including the below:
–Macroeconomic and geopolitical risks
The Group is sensitive to the deterioration of economic conditions or the alteration of the institutional environment of the countries in which it operates, and especially Spain, Mexico and Turkey. Furthermore, the Group has recently increased its shareholding stake in Turkey Garanti Bankası A.Ş. (Garanti BBVA) in an additional 36.12% (reaching 85.97%) as a result of the voluntary takeover bid for the shares of Garanti BBVA not already owned by BBVA announced in November 2021.
In addition to the significant macroeconomic problems triggered by the COVID-19 pandemic, the global economy is currently facing a number of extraordinary challenges. Russia’s invasion of Ukraine, the largest military attack on a European state since World War II, has led to significant disruption, instability and volatility in global markets, as well as higher inflation (including by contributing to further increases in the prices of oil, gas and other commodities and further disrupting supply chains) and lower growth. The EU, United States and other governments have imposed significant sanctions and export controls against Russia and Russian interests and threatened additional sanctions and controls.
The conflict represents a significant supply shock for the global economy, which is likely to reinforce the moderating trend in economic growth and add to ongoing inflationary pressures, mainly in European countries, due to their relatively significant economic ties with Ukraine and Russia. The economic effects of the war are being felt mainly through the higher commodity prices, but also through the financial and confidence channels, as well as through a further deterioration of the problems in global supply chains.

The impact of these challenges and measures, as well as potential responses to these measures by Russia, is currently unknown and, while the Group’s direct exposure to Ukraine and Russia is immaterial, they could adversely affect the Group’s business, financial condition and results of operations. Geopolitical and economic risks have also increased over the past few years as a result of trade tensions between the United States and China, Brexit, the rise of populism, among others. Growing tensions may lead, among others things, to a deglobalization of the world economy, an increase in protectionism or barriers to immigration, a general reduction of international trade in goods and services and a reduction in the integration of financial markets, any of which could materially and adversely affect the Group’s business, financial condition and results of operations.
Moreover, the world economy could be vulnerable to other factors such as the withdrawal of monetary stimulus due to growing and widespread inflationary pressures, which could cause a significant growth slowdown - and, even, a sharp economic recession - as well as financial crises. The central banks of many developed and emerging economies have begun to withdraw the monetary stimulus introduced in previous years and the process of tightening monetary conditions is likely to continue going forward in most economies. In the United States, the Federal Reserve has begun in March 2022 to adjust up the policy rate, which, according to BBVA Research, could converge towards around 3.50% by the end of 2022. In the Eurozone, the ECB has completed the extraordinary purchase program designed to deal with the pandemic (PEPP) as well as the standard program (APP), and has decided in July 2022 a rise of 50 basis points in its reference interest rates. According to BBVA Research, the interest rate on refinancing operations could converge to around 2.0% in the coming months.
Another risk is a sharp slowdown in the global GDP growth caused by a deceleration in the Chinese economy due to the potential restrictions on mobility adopted to try to control eventual new waves of coronavirus infections or other factors.
The Group bears, among others, the following general risks with respect to the economic and institutional environment in which it operates: a deterioration in economic activity in the countries in which it operates, including recession scenarios; more persistent inflationary pressures (in June 2022 annual inflation has reached 10.2% in Spain, 8.0% in Mexico, 78.6% in Turkey, 64% in Argentina, 8.8% in Peru and 9.7% in Colombia), which could trigger a more severe tightening of monetary conditions; stagflation due to more intense or prolonged supply crises; changes in exchange rates; an unfavorable evolution of the real estate market, to which the Group continues to be significantly exposed; very high oil and gas prices could have a negative impact on disposable income levels in areas that are net energy importers, such as Spain or Turkey, to which the Group is particularly exposed; changes in the institutional environment of the countries in which the Group operates could give rise to sudden and sharp drops in GDP and/or changes in regulatory or government policy, including in terms of exchange controls and restrictions on the distribution of dividends; a growth in the public debt or in the external deficit could lead to a downward revision of the credit ratings of the sovereign debt and even a possible default or restructuring of said debt; and episodes of volatility in the markets, which could cause the Group significant losses.
–Risks relating to the political, economic and social conditions in Turkey
In May 2022, the Group increased its shareholding stake in Garanti BBVA (Turkey) from 49.85% to 85.97% following the completion of a voluntary tender offer (see Note 3).
Turkey has, from time to time, experienced volatile political, economic and social conditions. As of the date of the approval of these consolidated financial statements, Turkey is facing an economic crisis characterized by strong depreciation of the Turkish lira, high inflation (the Turkish National Statistics Institute (TUIK) established the inflation rate at 42.35% for the six months ended June 30, 2022; see Note 2.1 for information on the impact of the application of IAS 29), a soaring trade deficit, depletion of the central bank’s foreign reserves and rising external financing costs. Continuing unfavorable economic conditions in Turkey, such as the accelerated inflation and devaluation of the Turkish lira, may result in a potential deterioration in the purchasing power and creditworthiness of our clients (both individual and corporate).
Additionally, certain ongoing geopolitical and domestic political factors, referred to in this section, as well as continuing regional conflicts (such as in Syria, Armenia/Azerbaijan), may pose further strain on the country’s economy.
There can be no assurance that these and other factors will not have an impact on Turkey and will not cause further deterioration of the Turkish economy, which may have a material adverse effect on the Turkish banking sector and the Group’s business, financial condition and results of operations in Turkey.
–Risk associated with the COVID-19 pandemic
The COVID-19 (coronavirus) pandemic has adversely affected the world economy, and economic activity and conditions in the countries in which the Group operates. New waves of contagion continue to be a source of concern and the emergence of new strains remains a risk, although increasing vaccination rates may continue to reduce its impact on economic activity. Among other challenges, these countries are still dealing with relatively high unemployment levels, supply disruptions and increasing inflationary pressures, while public debt has increased significantly due to the support and spending measures implemented by the government authorities. Furthermore, there has been an increase in loan losses from both companies and individuals, which has so far been slowed down by the impact of government support measures, including bank payment deferrals, credit with public guarantee and direct aid measures. Likewise, volatility in the financial markets may continue affecting exchange rates and the value of assets and investments, which has adversely affected the Group’s capital base and results in the past, and could do so again. There are still uncertainties about the future impact of the COVID-19 pandemic, mainly if there is an increase in infections caused by the new variants of the coronavirus.

With the outbreak of COVID-19, the Group experienced a decline in its activity. For example, the granting of new loans to individuals decreased during lockdowns. In addition, in several countries, including Spain, the Group closed a significant number of its branches and reduced the opening hours of working with the public, with central services teams having to work remotely. While these measures were progressively reversed, additional restrictions on mobility could be adopted that affect the Group’s operations. Furthermore, the Group has been and may be affected by the measures or recommendations adopted by regulatory authorities in the banking sector, such as variations in reference interest rates, the modification of prudential requirements, the temporary suspension of dividend payments, the modification of the deferral of monthly installments for certain loans and the granting of guarantees or public guarantees to credit operations for companies and self-employed persons, the adoption of further similar measures or the termination of those already approved, as well as any changes in financial assets purchase programs by the ECB.
Furthermore, pandemics like the COVID-19 pandemic could adversely affect the business and transactions of third parties that provide critical services to the Group and, in particular, the higher demand and/or the lower availability of certain resources, compounded by ongoing supply bottlenecks could, in some cases, make it more difficult for the Group to maintain the required service levels. In addition, the widespread use of remote work has increased the risks related to cybersecurity, as the use of non-corporate networks has increased.
Further, despite the progressive lessening of restrictions since 2020 and the increasing resumption of activities, the Group continues to face various risks, such as a greater impairment of the value of its assets (including financial instruments valued at fair value, which may suffer significant fluctuations) and of the securities held for liquidity reasons, an increase in non-performing loans (NPLs) and risk-weighted assets (RWAs), as well as an increase in the Group’s cost of financing and a reduction in its access to financing (especially in an environment where credit ratings are affected).
The COVID-19 pandemic has also exacerbated and may continue to exacerbate other risks disclosed in this section, including but not limited to risks associated with the credit quality of the Group’s borrowers and counterparties or collateral, any withdrawal of ECB funding (of which the Group has made and continues to make significant use), the Group’s exposure to sovereign debt and rating downgrades, the Group’s ability to comply with its regulatory requirements, including MREL (as defined herein) and other capital requirements, and the deterioration of economic conditions or changes in the institutional environment.
The COVID-19 pandemic has had a substantial impact on the Spanish economy and its sovereign fiscal position. Despite the 5.1% expansion in 2021, Spanish GDP remains below the level observed immediately before the pandemic given its 10.8% contraction in 2020. The relative weakness of economic activity and the measures the fiscal stimulus adopted have generated fears about the sustainability of public debt in the medium and long term, amid the European Central Bank’s withdrawal of monetary stimulus introduced following the beginning of the COVID-19 pandemic. The risk of (renewed) fragmentation in the Eurozone is on the rise, once the ECB has significantly reduced its asset purchase programs. In addition, the annual inflation rate for 2021 (6.5% in December) was the highest since 1989. Against this backdrop, the consequences of the war in Europe (mainly through higher prices and supply restriction in commodity markets) could slow growth down (and eventually cause a recession) and keep inflation at high levels at least in 2022 and 2023. On the other hand, although the economic recovery is expected to be supported by the adoption of initiatives by the European Union, in particular the financial support linked to the Next Generation EU (NGEU) plan, there are risks associated with the capacity of the Spanish economy to absorb EU funds and translate this support into productive investments.
The final magnitude of the impact of the COVID-19 pandemic on the Group’s business, financial condition and results of operations, which has been significant, will depend on future and uncertain events, including the intensity and persistence over time of the consequences arising from the COVID-19 pandemic in the different geographies in which the Group operates.
–Regulatory and reputational risks
Financial institutions are exposed to a complex and ever-changing regulatory environment defined by governments and regulators which may lead to the announcement of new regulations or the imposition of new taxes on banking business, in Spain or in the jurisdictions in which the Group operates (as it is the case of the new tax for banks recently announced in Spain), or higher liquidity and capital requirements, which could influence its growth capacity, the development of certain businesses by financial entities and their lower profitability ratios. The Group constantly monitors changes in the regulatory framework that allow for anticipation and adaptation to them in a timely manner, adopt industry practices and more efficient and rigorous criteria in its implementation.
The financial sector is under ever closer scrutiny by regulators, governments and society itself. In the course of activities, situations which might cause relevant reputational damage to the entity could raise and might affect the regular course of business. The attitudes and behaviors of the Group and its members are governed by the principles of integrity, honesty, long-term vision and industry practices through, inter alia, the internal control model, the Code of Conduct, the Corporate Principles in tax matters and Responsible Business Strategy of the Group.
–Business, operational and legal risks
New technologies and forms of customer relationships: Developments in the digital world and in information technologies pose significant challenges for financial institutions, entailing threats (new competitors, disintermediation, etc.) but also opportunities (new framework of relations with customers, greater ability to adapt to their needs, new products and distribution channels, etc.). Digital transformation is a priority for the Group as it aims to lead digital banking of the future as one of its objectives.
Technological risks and security breaches: The Group is exposed to new threats such as cyber-attacks, theft of internal and customer databases, fraud in payment systems, etc. that require major investments in security from both the technological and human point of view. The Group gives great importance to the active operational and technological risk management and control.

Regarding legal risks, the financial sector faces an environment of increasing regulatory and litigious pressure, and thus, the various Group entities are usually party to individual or collective judicial proceedings (including class actions) resulting from their activity and operations, as well as arbitration proceedings. The Group is also party to other government procedures and investigations, such as those carried out by the antitrust authorities in certain countries which, among other things, have in the past and could in the future result in sanctions, as well as lead to claims by customers and others. In addition, the regulatory framework, in the jurisdictions in which the Group operates, is evolving towards a supervisory approach more focused on the opening of sanctioning proceedings while some regulators are focusing their attention on consumer protection and behavioral risk.
In Spain and in other jurisdictions where the Group operates, legal and regulatory actions and proceedings against financial institutions, prompted in part by certain judgments in favor of consumers handed down by national and supranational courts (with regards to matters such as credit cards and mortgage loans), have increased significantly in recent years and this trend could continue in the future. The legal and regulatory actions and proceedings faced by other financial institutions in relation to these and other matters, especially if such actions or proceedings result in favorable resolutions for the consumer, could also adversely affect the Group.
All of the above may result in a significant increase in operating and compliance costs or even a reduction of revenues, and it is possible that an adverse outcome in any proceedings (depending on the amount thereof, the penalties imposed or the procedural or management costs for the Group) could damage the Group's reputation, generate a knock-on effect or otherwise adversely affect the Group.
It is difficult to predict the outcome of legal and regulatory actions and proceedings, both those to which the Group is currently exposed and those that may arise in the future, including actions and proceedings relating to former Group subsidiaries or in respect of which the Group may have indemnification obligations. Any of such outcomes could be significantly adverse to the Group. In addition, a decision in any matter, whether against the Group or against another credit entity facing similar claims as those faced by the Group, could give rise to other claims against the Group. In addition, these actions and proceedings attract resources from the Group and may occupy a great deal of attention on part of the Group's management and employees.
As of June 30, 2022, the Group had €620 million in provisions for the proceedings it is facing (included in the line "Provisions for taxes and other legal contingencies" in the consolidated balance sheet) (see Note 23), of which €534 million correspond to legal contingencies and €86 million to tax related matters. However, the uncertainty arising from these proceedings (including those for which no provisions have been made, either because it is not possible to estimate them or for other reasons) makes it impossible to guarantee that the possible losses arising from these proceedings will not exceed, where applicable, the amounts that the Group currently has provisioned and, therefore, could affect the Group's consolidated results in a given period.
As a result of the above, legal and regulatory actions and proceedings currently faced by the Group or to which it may become subject in the future or otherwise affected by, individually or in the aggregate, if resolved in whole or in part adversely to the Group's interests, could have a material adverse effect on the Group’s business, financial condition and results of operations.
Spanish judicial authorities are investigating the activities of Centro Exclusivo de Negocios y Transacciones, S.L. (Cenyt). Such investigation includes the provision of services by Cenyt to the Bank. On 29th July, 2019, the Bank was named as an investigated party (investigado) in a criminal judicial investigation (Preliminary Proceeding No. 96/2017 – Piece No. 9, Central Investigating Court No. 6 of the National High Court) for alleged facts which could be constitutive of bribery, revelation of secrets and corruption. On February 3, 2020, the Bank was notified by the Central Investigating Court No. 6 of the National High Court of the order lifting the secrecy of the proceedings. Certain current and former officers and employees of the Group, as well as former directors have also been named as investigated parties in connection with this investigation. The Bank has been and continues to be proactively collaborating with the Spanish judicial authorities, including sharing with the courts the relevant information obtained in the internal investigation hired by the entity in 2019 to contribute to the clarification of the facts. As of the date of the approval of the Consolidated Financial Statements, no formal accusation against the Bank has been made.
This criminal judicial proceeding is at the pre-trial phase. Therefore, it is not possible at this time to predict the scope or duration of such proceeding or any related proceeding or its or their possible outcomes or implications for the Group, including any fines, damages or harm to the Group’s reputation caused thereby.

6.2.Credit risk
Credit risk arises from the probability that one party to a financial instrument will fail to meet its contractual obligations for reasons of insolvency or inability to pay and cause a financial loss for the other party. The general principles governing credit risk management in the BBVA Group, as well as the credit risk management in the Group as of June 30, 2022 do not differ significantly from those included in Note 7 of the consolidated financial statements of the Group for the year ended December 31, 2021.
6.2.1COVID-19 support measures
Since the beginning of the pandemic, the Group offered COVID-19 support measures to its customers (individuals, SMEs and wholesale) in all the geographic areas where it operates, consisting of both deferrals on existing loans and new public-guaranteed lending. These measures were extended to individual customers and, in the case of legal entities, to different sectors, with Leisure and Real Estate being the sectors that have used them most. Deferral support schemes have expired in all geographical areas.
With regard to new government-guaranteed loans, the Group’s involvement in Spain and Peru is noteworthy:
Spain:
–The Official Credit Institute (ICO by its Spanish acronym) published several support programs aimed at the self-employed, small and medium-sized enterprises (hereinafter "SMEs") and companies, through which a guarantee of between 60% and 80% (in SMEs always 80%) for a term of up to 5 years was granted to new loans (RDL Mar/2020).
–The amount of the guarantee and its term were based on the size of the company and the type of support, being eligible to an extension of the expiry date up to a maximum of 3 additional years and of the grace period up to 12 additional months with respect to the terms and grace periods initially agreed (RDL Nov/2020).
–Likewise, facilities were provided in term extensions (up to a maximum term of 10 years), in the conversion of financing transactions into Participative Loans and acquaintances of part of the financing (RDL 5/2021 and the Code of Best Practices).
–In March, 2022, the Council of Ministers agreed to modify the Code of Best Practices to lessen access conditions given the difficulties of clients, which are facing sharp increases in costs due to their special exposure to tensions in the prices of energy and other raw materials.
–As an additional measure of the Code of Best Practices, the Council of Ministers has approved the agreement to establish the possibility of term extensions of ICO financing given to self-employed and companies, after June 30, 2022, after the expiry of the Temporary Framework of state support approved by the European Commission European Commission.
Peru:
–There were public support programs such as Reactiva, Crecer or FAE aimed at companies and micro-enterprises with secured amounts ranging from 60% to 98%, depending on the program and the type of company.
–Through a Decree published in May, for loans granted under the Reactiva program, both the maturity and grace period of such loans could be extended. Until December 31, 2022, the possibility to benefit from this measure exists.
New government-guaranteed financing was also granted in Turkey, Colombia and Argentina.
The outstanding balance of existing loans for which a payment deferral was granted (split by those existing at end of the period and those that were completed by period-end closing) under EBA standards and for which financing was granted with public guarantees given at a Group level, as well as the number of customers of both measures, as of June 30, 2022 and December 31, 2021, are as follows:

Amount of payment deferrals and financing with public guarantees of the Group (Millions of Euros)
	Payment deferrals				Financing with public guarantees
	Existing	Completed	Total	Number of customers	Total	Number of customers	Total payment deferrals and guarantees	(%) credit investment
June 2022	—	19,998	19,998	1,940,865	16,032	254,945	36,030	9.4%
December 2021	189	21,743	21,931	2,188,720	16,093	264,809	38,025	10.9%

Amount of payment deferral and financing with public guarantees (Millions of Euros)
	Payment deferrals						Financing with public guarantees
	Existing		Completed		Total
	June 2022	December 2021	June 2022	December 2021	June 2022	December 2021	June 2022	December 2021
Group	—	189	19,998	21,743	19,998	21,931	16,032	16,093
Customers	—	107	14,310	14,904	14,310	15,011	1,515	1,376
Of which: Mortgages	—	97	10,191	10,195	10,191	10,291	6	6
SMEs	—	44	3,528	3,950	3,528	3,994	11,115	10,911
Non-financial corporations	—	37	2,044	2,766	2,044	2,803	3,381	3,788
Other	—	—	116	122	116	122	21	18

Amount of payment deferrals by stages (Millions of Euros)
	Stage 1		Stage 2		Stage 3		Total
	June 2022	December 2021	June 2022	December 2021	June 2022	December 2021	June 2022	December 2021
Group	12,584	13,236	4,489	6,252	2,925	2,444	19,998	21,931
Customers	9,127	9,167	3,222	3,707	1,961	2,137	14,310	15,011
Of which: Mortgages	6,599	6,360	2,179	2,444	1,413	1,487	10,191	10,291
SMEs	2,530	2,609	745	1,131	253	254	3,528	3,994
Non-financial corporations	832	1,364	500	1,387	712	53	2,044	2,803
Other	94	95	23	27	—	—	116	122
6.2.2.Credit risk exposure
In accordance with IFRS 7 “Financial Instruments: Disclosures”, the BBVA Group’s credit risk exposure by headings in the consolidated balance sheets as of June 30, 2022 and December 31, 2021 is provided below. It does not consider the loss allowances and the availability of collateral or other credit enhancements to enable compliance with payment obligations. The details are broken down by the nature of the financial instruments:

Maximum credit risk exposure (Millions of Euros)
	Notes	June 2022	Stage 1	Stage 2	Stage 3
Financial assets held for trading		78,010
Equity instruments	9	6,199
Debt securities	9	30,171
Loans and advances	9	41,640
Non-trading financial assets mandatorily at fair value through profit or loss		6,775
Equity instruments	10	6,411
Debt securities	10	124
Loans and advances	10	240
Financial assets designated at fair value through profit or loss	11	1,003
Derivatives (trading and hedging)		53,006
Financial assets at fair value through other comprehensive income		63,335
Equity instruments	12	1,612
Debt securities		61,697	60,900	772	25
Loans and advances to credit institutions	12	27	27	—	—
Financial assets at amortized cost		419,942	372,736	32,580	14,626
Debt securities		38,347	38,079	238	29
Loans and advances to central banks		6,764	6,764	—	—
Loans and advances to credit institutions		13,031	13,009	22	—
Loans and advances to customers		361,800	314,884	32,320	14,597
Total financial assets risk		622,071
Total loan commitments and financial guarantees		184,898	171,912	11,857	1,128
Loan commitments given	30	132,088	124,593	7,271	224
Financial guarantees given	30	14,308	12,887	1,121	300
Other commitments given	30	38,502	34,433	3,465	604
Total maximum credit exposure		806,969

Maximum credit risk exposure (Millions of Euros)
	Notes	December 2021	Stage 1	Stage 2	Stage 3
Financial assets held for trading		92,560
Equity instruments	9	15,963
Debt securities	9	25,790
Loans and advances	9	50,807
Non-trading financial assets mandatorily at fair value through profit or loss		6,086
Equity instruments	10	5,303
Debt securities	10	128
Loans and advances	10	655
Financial assets designated at fair value through profit or loss	11	1,092
Derivatives (trading and hedging)		43,687
Financial assets at fair value through other comprehensive income		60,495
Equity instruments	12	1,320
Debt securities		59,148	58,587	561	—
Loans and advances to credit institutions	12	27	27	—	—
Financial assets at amortized cost		383,870	334,772	34,418	14,680
Debt securities		34,833	34,605	205	22
Loans and advances to central banks		5,687	5,687	—	—
Loans and advances to credit institutions		13,295	13,285	10	—
Loans and advances to customers		330,055	281,195	34,203	14,657
Total financial assets risk		587,789
Total loan commitments and financial guarantees		165,941	152,914	12,070	957
Loan commitments given	30	119,618	112,494	6,953	171
Financial guarantees given	30	11,720	10,146	1,329	245
Other commitments given	30	34,604	30,274	3,789	541
Total maximum credit exposure		753,730
The breakdown by geographical location and stage of the maximum credit risk exposure, the accumulated allowances recorded and the carrying amount of the loans and advances to customers at amortized cost as of June 30, 2022 and December 31, 2021 is shown below:

June 2022 (Millions of Euros)
	Gross exposure				Accumulated allowances				Carrying amount
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Spain (*)	211,506	183,564	19,865	8,077	(5,229)	(593)	(796)	(3,840)	206,278	182,972	19,070	4,236
Mexico	69,445	62,512	4,893	2,041	(2,424)	(951)	(447)	(1,025)	67,022	61,560	4,446	1,016
Turkey (**)	37,754	31,408	3,744	2,602	(2,145)	(302)	(336)	(1,507)	35,610	31,107	3,408	1,095
South America (***)	42,059	36,376	3,815	1,868	(1,886)	(337)	(345)	(1,203)	40,173	36,039	3,470	665
Others	1,035	1,024	3	9	(8)	(1)	—	(7)	1,027	1,023	2	2
Total (****)	361,800	314,884	32,320	14,597	(11,691)	(2,184)	(1,925)	(7,583)	350,110	312,700	30,395	7,014
Of which: individual					(2,148)	(29)	(550)	(1,568)
Of which: collective					(9,543)	(2,154)	(1,375)	(6,014)
(*) Spain includes all the countries where BBVA, S.A. operates
(**) Turkey includes all the countries in which Garanti BBVA operates.
(***) In South America, BBVA Group operates in Argentina, Colombia, Peru and Uruguay.
(****) The amount of the accumulated impairment includes the provisions recorded for credit risk over the remaining expected lifetime of purchased financial instruments. Those provisions were determined at the moment of the Purchase Price Allocation (PPA) and were originated mainly in the acquisition of Catalunya Banc S.A. (as of June 30, 2022, the remaining balance was €223 million). These valuation adjustments are recognized in the consolidated income statement during the residual life of the instrument or applied as allowances in the value of the financial instrument when the losses materialize.

December 2021 (Millions of Euros)
		Gross exposure				Accumulated allowances				Carrying amount
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Spain (*)	201,405	171,883	21,380	8,143	(5,277)	(722)	(923)	(3,631)	196,129	171,161	20,457	4,511
Mexico	57,847	51,665	4,261	1,921	(2,038)	(740)	(381)	(916)	55,809	50,925	3,880	1,005
Turkey (**)	33,472	26,497	4,134	2,841	(2,058)	(224)	(424)	(1,410)	31,414	26,273	3,711	1,431
South America (***)	36,335	30,166	4,425	1,744	(1,736)	(277)	(362)	(1,096)	34,599	29,889	4,062	648
Others	996	984	3	9	(8)	(1)	—	(7)	988	983	3	2
Total (****)	330,055	281,195	34,203	14,657	(11,116)	(1,964)	(2,091)	(7,061)	318,939	279,231	32,112	7,596
Of which: individual					(2,528)	(4)	(657)	(1,867)
Of which: collective					(8,587)	(1,959)	(1,434)	(5,194)
(*) Spain includes all the countries where BBVA, S.A. operates.
(**) Turkey includes all the countries in which Garanti BBVA operates.
(***) In South America, BBVA Group operates in Argentina, Colombia, Peru and Uruguay.
(****) The amount of the accumulated impairment includes the provisions recorded for credit risk over the remaining expected lifetime of purchased financial instruments. Those provisions were determined at the moment of the Purchase Price Allocation (PPA) and were originated mainly in the acquisition of Catalunya Banc S.A. (as of December 31, 2021, the remaining balance was €266 million). These valuation adjustments are recognized in the consolidated income statement during the residual life of the instrument or applied as allowances in the value of the financial instrument when the losses materialize.
The breakdown by counterparty and product of the maximum credit risk exposure, the accumulated allowances recorded, as well as the carrying amount by type of product, classified in different headings of the assets as of June 30, 2022 and December 31, 2021 is shown below:

June 2022 (Millions of Euros)
	Central banks	General governments	Credit institutions	Other financial corporations	Non-financial corporations	Households	Total	Gross carrying amount
On demand and short notice	—	6	—	249	2,837	639	3,731	3,920
Credit card debt	—	1	—	2	1,722	14,377	16,102	17,177
Commercial debtors		670	26	617	19,597	75	20,984	21,235
Finance leases	—	192	—	14	7,775	335	8,315	8,637
Reverse repurchase loans	890	—	2,086	2	—	—	2,977	2,981
Other term loans	5,447	20,025	3,672	6,648	125,046	141,799	302,636	312,463
Advances that are not loans	412	372	7,257	4,854	1,764	732	15,392	15,450
LOANS AND ADVANCES	6,748	21,266	13,041	12,386	158,741	157,957	370,138	381,862
By secured loans
Of which: mortgage loans collateralized by immovable property		312	—	245	23,976	96,526	121,060	124,210
Of which: other collateralized loans	692	4,940	1,757	435	6,041	2,103	15,968	16,328
By purpose of the loan
Of which: credit for consumption						47,635	47,635	50,915
Of which: lending for house purchase						96,780	96,780	98,336
By subordination
Of which: project finance loans					9,599		9,599	10,130

December 2021 (Millions of Euros)
	Central banks	General governments	Credit institutions	Other financial corporations	Non-financial corporations	Households	Total	Gross carrying amount
On demand and short notice	—	6	—	321	2,339	495	3,161	3,345
Credit card debt	—	—	—	1	1,504	12,523	14,030	14,949
Commercial debtors		791	—	476	18,191	66	19,524	19,766
Finance leases	—	191	—	14	7,388	317	7,911	8,256
Reverse repurchase loans	1,192	—	2,788	23	—	—	4,004	4,013
Other term loans	4,174	18,440	4,004	5,413	110,204	134,505	276,739	286,127
Advances that are not loans	315	394	6,510	3,554	1,805	630	13,208	13,263
LOANS AND ADVANCES	5,681	19,822	13,303	9,804	141,431	148,536	338,577	349,719
By secured loans
Of which: mortgage loans collateralized by immovable property		324	—	220	21,531	94,821	116,897	119,980
Of which: other collateralized loans	1,180	1,413	2,534	390	3,512	1,950	10,979	11,335
By purpose of the loan
Of which: credit for consumption						42,294	42,294	45,236
Of which: lending for house purchase						95,209	95,209	96,612
By subordination
Of which: project finance loans					8,863		8,863	9,423

The value of guarantees received as of June 30, 2022 and December 31, 2021, is as follows:

Guarantees received (Millions of Euros)
	June 2022	December 2021
Value of collateral	125,757	117,362
Of which: guarantees normal risks under special monitoring	11,132	11,768
Of which: guarantees impaired risks	3,723	3,981
Value of other guarantees	38,957	48,680
Of which: guarantees normal risks under special monitoring	6,806	7,404
Of which: guarantees impaired risks	992	886
Total value of guarantees received	164,714	166,042
6.2.3.Impaired secured loans
The breakdown of loans and advances, within the heading “Financial assets at amortized cost”, impaired loans and advances and accumulated impairment, as well as the gross carrying amount, by counterparties as of June 30, 2022 and December 31, 2021, is as follows:

June 2022 (Millions of Euros)
	Gross carrying amount	Impaired loans and advances	Accumulated impairment	Impaired loans and advances as a % of the total
Central banks	6,764	—	(16)	—
General governments	21,300	52	(35)	0.2%
Credit institutions	13,031	—	(17)	—
Other financial corporations	12,434	40	(48)	0.3%
Non-financial corporations	164,461	7,167	(5,875)	4.4%
Households	163,604	7,339	(5,732)	4.5%
LOANS AND ADVANCES	381,596	14,597	(11,724)	3.8%

December 2021 (Millions of Euros)
	Gross carrying amount	Impaired loans and advances	Accumulated impairment	Impaired loans and advances as a % of the total
Central banks	5,687	—	(6)	—
General governments	19,719	62	(37)	0.3%
Credit institutions	13,295	—	(19)	—
Other financial corporations	9,826	24	(23)	0.2%
Non-financial corporations	146,797	7,290	(5,804)	5.0%
Households	153,714	7,281	(5,253)	4.7%
LOANS AND ADVANCES	349,037	14,657	(11,142)	4.2%
The changes during the six months ended June 30, 2022, and the year ended December 31, 2021 of impaired financial assets (financial assets and guarantees given) are as follows:

Changes in impaired financial assets and guarantees given (Millions of Euros)
	June 2022	December 2021
Balance at the beginning	15,467	15,478
Additions	3,908	8,556
Decreases (*)	(2,981)	(4,555)
Net additions	927	4,001
Amounts written-off	(1,158)	(3,613)
Exchange differences and other	342	(399)
Balance at the end	15,578	15,467
(*) Reflects the total amount of impaired loans derecognized from the consolidated balance sheet throughout the period as a result of monetary recoveries as well as mortgage foreclosures and real estate assets received in lieu of payment.

6.2.4.Measurement of Expected Credit Loss (ECL)
As of June 30, 2022, the models for calculating expected losses used by the Group to prepare the attached Consolidated Financial Statements do not differ significantly from those detailed in Note 7 to the consolidated financial statements of the Group for the year ended, December 31, 2021, except for the application of the new scenarios derived from the macroeconomic and geopolitical situation in the first half of 2022.
BBVA Research forecasts a maximum of five years for the macroeconomic variables. The following estimates for the next five years of the Gross Domestic Product (GDP) growth, of the unemployment rate and of the House Price Index (HPI), for the most relevant countries where it represents a significant factor, are determined by BBVA Research and have been used at the time of the calculation of the ECL as of June 30, 2022:

Positive scenario of GDP, unemployment rate and HPI for the main geographies
	Spain			Mexico			Turkey
Date	GDP	Unemployment	HPI	GDP	Unemployment	HPI	GDP	Unemployment
2022	4.77%	12.98%	(0.52)%	2.09%	3.43%	1.26%	6.43%	10.98%
2023	3.76%	12.25%	4.93%	2.78%	3.24%	3.16%	5.36%	11.98%
2024	3.89%	11.29%	1.69%	1.91%	3.21%	3.63%	4.15%	13.19%
2025	2.78%	10.25%	0.90%	1.83%	3.17%	3.73%	3.37%	13.86%
2026	2.69%	9.06%	0.59%	1.78%	3.12%	3.85%	3.11%	14.05%
2027	2.56%	8.14%	0.62%	1.78%	3.07%	3.80%	3.08%	14.05%

	Peru		Argentina		Colombia
Date	GDP	Unemployment	GDP	Unemployment	GDP	Unemployment
2022	4.63%	8.90%	8.30%	11.50%	5.85%	12.06%
2023	4.62%	8.39%	4.88%	9.35%	3.42%	11.76%
2024	2.71%	7.53%	2.18%	7.86%	3.21%	11.15%
2025	2.29%	7.47%	2.59%	6.85%	3.52%	10.30%
2026	2.26%	7.16%	2.63%	6.89%	3.53%	9.65%
2027	2.17%	6.96%	2.63%	6.81%	3.56%	9.46%

Estimate of GDP, unemployment rate and HPI for the main geographies
	Spain			Mexico			Turkey
Date	GDP	Unemployment	HPI	GDP	Unemployment	HPI	GDP	Unemployment
2022	4.14%	14.18%	(1.93)%	1.23%	3.55%	1.32%	2.51%	12.19%
2023	3.28%	13.85%	3.34%	2.15%	3.43%	3.04%	3.03%	13.36%
2024	3.80%	12.90%	1.15%	1.81%	3.36%	3.52%	3.99%	13.80%
2025	2.78%	11.83%	0.47%	1.79%	3.30%	3.76%	3.25%	14.09%
2026	2.69%	10.58%	0.14%	1.77%	3.25%	3.83%	2.98%	14.24%
2027	2.56%	9.38%	0.17%	1.76%	3.19%	3.78%	2.96%	14.23%

	Peru		Argentina		Colombia
Date	GDP	Unemployment	GDP	Unemployment	GDP	Unemployment
2022	1.99%	9.04%	3.50%	12.35%	4.46%	12.26%
2023	2.82%	8.62%	2.00%	10.40%	2.54%	12.05%
2024	2.56%	7.75%	2.00%	8.60%	3.21%	11.44%
2025	2.29%	7.66%	2.50%	7.38%	3.53%	10.59%
2026	2.26%	7.33%	2.50%	7.38%	3.53%	9.93%
2027	2.17%	7.14%	2.50%	7.30%	3.56%	9.52%

Negative scenario of GDP, unemployment rate and HPI for the main geographies
	Spain			Mexico			Turkey
Date	GDP	Unemployment	HPI	GDP	Unemployment	HPI	GDP	Unemployment
2022	3.54%	15.34%	(3.35)%	0.39%	3.68%	1.33%	(1.48)%	13.38%
2023	2.82%	15.40%	1.93%	1.50%	3.62%	2.83%	0.39%	14.80%
2024	3.72%	14.48%	0.57%	1.72%	3.53%	3.33%	3.84%	14.45%
2025	2.74%	13.40%	(0.17)%	1.73%	3.44%	3.68%	3.16%	14.33%
2026	2.65%	12.10%	(0.62)%	1.72%	3.38%	3.83%	2.91%	14.42%
2027	2.53%	10.88%	(0.59)%	1.72%	3.32%	3.78%	2.88%	14.39%

	Peru		Argentina		Colombia
Date	GDP	Unemployment	GDP	Unemployment	GDP	Unemployment
2022	(0.66)%	9.18%	(1.25)%	13.17%	3.06%	12.46%
2023	1.02%	8.87%	(1.25)%	11.41%	1.63%	12.33%
2024	2.41%	7.98%	1.79%	9.33%	3.20%	11.71%
2025	2.29%	7.87%	2.37%	7.88%	3.54%	10.86%
2026	2.26%	7.54%	2.34%	7.84%	3.53%	10.18%
2027	2.17%	7.35%	2.35%	7.79%	3.56%	9.59%
Sensitivity to macroeconomic scenarios
A sensitivity exercise has been carried out on the expected losses due to variations in the key hypotheses as they are the ones that introduce the greatest uncertainty in estimating such losses. As a first step, GDP and the House Price Index have been identified as the most relevant variables. These variables have been subjected to shocks of +/- 100 bps in their entire window with impact of the macro models. Independent sensitivities have been assessed, under the assumption of assigning a 100% probability to each determined scenario with these independent shocks.
Variation in expected loss is determined both by re-staging (that is: in worse scenarios due to the recognition of lifetime credit losses for additional operations that are transferred to stage 2 from stage 1 where 12 months of losses are valued; or vice versa in improvement scenarios) as well as variations in the collective risk parameters (PD and LGD) of each financial instrument due to the changes defined in the macroeconomic forecasts of the scenario.

June 2022 (*)
	BBVA Group					Spain			Mexico			Turkey
GDP	Total	Retail	Mortgages	Wholesaler	Fixed income	Total	Mortgages	Companies	Total	Mortgages	Cards	Total	Mortgages	Cards
-100 bps	2.58%	2.46%	1.89%	3.33%	1.35%	2.82%	1.96%	4.12%	3.14%	1.83%	4.65%	2.37%	2.36%	2.47%
+100 bps	(2.35)%	(2.24)%	(1.64)%	(2.98)%	(1.43)%	(2.53)%	(1.70)%	(3.65)%	(2.97)%	(1.69)%	(4.40)%	(1.94)%	(2.05)%	(1.88)%
Housing price
-100 bps							3.37%	0.28%		1.96%
+100 bps							(3.34)%	(0.28)%		(1.83)%
(*) Last available data as of May 31, 2022.
Additional adjustments to expected losses measurement
The description in Note 7 to the consolidated financial statements of the Group for the year ended December 31, 2021 on individualized and collective estimates of expected losses and macroeconomic estimates, must be taken into account for the estimation of the expected losses.
The estimate at the end of the six months ended June 30, 2022, includes the effect on the expected losses of the update of the macroeconomic forecasts, which have been affected by the war in Ukraine, the evolution of interest rates, inflation rates or the prices of commodities. The estimate includes the update of such forecast which has been reviewed following the internal approval circuits established for this purpose, to reflect the effects of the new inflationary environment on the results of the collective estimates. This adaptation is expected to be reviewed and, if appropriate, incorporated into the calculation methodology within the periodic review process that is carried out each year. The adaptations to the parameters of the models made in 2022 amounted to a total of €299 million, of which €135 million were recorded in the second quarter, assigned to the impaired group for subjective reasons.
Additionally, the Group can supplement the expected losses either by the consideration of additional risk drivers, the incorporation of sectorial particularities or that may affect a set of operations or borrowers. These adjustments should be of temporary nature, until the reasons for them disappear or they materialize. As of June 30, 2022, there are adjustments to expected losses which amounted to €259 million at Group level, €174 million in Spain, €11 million in Peru and €74 million in Mexico. As of December 31, 2021 there were €311 million at the Group level for the same concept, €226 million in Spain, €18 million in Peru and €68 million in Mexico.

6.2.5.Loss allowances
Below are the changes in the six months ended June 30, 2022, and the year ended December 31, 2021 in the loss allowances recognized on the accompanying condensed consolidated balance sheets to cover the estimated impairment or reversal of impairment on loans and advances of financial assets at amortized cost:

Changes in loss allowances of loans and advances at amortized cost (Millions of Euros)
	June 2022	December 2021
Balance at the beginning of the period	(11,142)	(12,141)
Increase in loss allowances charged to income	(4,366)	(9,000)
Stage 1	(1,158)	(1,563)
Stage 2	(712)	(1,200)
Stage 3	(2,497)	(6,237)
Decrease in loss allowances charged to income	2,937	5,969
Stage 1	942	1,441
Stage 2	864	1,210
Stage 3	1,131	3,318
Transfer to written-off loans, exchange differences and other	846	4,031
Closing balance	(11,724)	(11,142)
6.3.Liquidity and funding risk
Liquidity and funding management at BBVA aims to finance the recurring growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of financing. In this context, it is important to notice that, given the nature of BBVA's business, the funding of lending activity is fundamentally carried out through the use of stable customer funds.
Due to its subsidiary-based management model, BBVA is one of the few major European banks that follows the Multiple Point of Entry (MPE) resolution strategy: the parent company sets the liquidity policies, but the subsidiaries are self-sufficient and responsible for managing their own liquidity and funding (taking deposits or accessing the market with their own rating), without fund transfers or financing occurring between either the parent company and the subsidiaries or between the different subsidiaries. This strategy limits the spread of a liquidity crisis among the Group's different areas so that the cost of liquidity and financing is correctly reflected in the price formation process.
The BBVA Group maintains a stable liquidity position in every geographical area in which it operates, with ratios well above the minimum required:
–The BBVA Group's liquidity coverage ratio (LCR) remained above 100% throughout the first six months of 2022, and stood at 170% as of June 30, 2022. For the calculation of this ratio, it is assumed that there is no transfer of liquidity among subsidiaries; i.e. no type of excess liquidity levels in foreign subsidiaries are considered in the calculation of the consolidated ratio. When considering these excess liquidity levels, the BBVA Group's LCR would stand at 220%.
–The net stable funding ratio (NSFR), defined as the ratio between the amount of stable funding available and the amount of stable funding required, demands banks to maintain a stable funding profile in relation to the composition of their assets and off-balance sheet activities. This ratio should be at least 100% at all times. The BBVA Group's NSFR ratio, calculated based on the criteria established in the Regulation (UE) 2019/876 of the European Parliament and of the Council of May 20, 2019, with entry into force in June 2021, stood at 134% as of June 30, 2022.
One of the key elements in BBVA's Group liquidity and funding management is the maintenance of consistent liquidity buffers in all the geographical areas where the Group operates. In this respect, the Group has maintained for the last 12 months an average volume of high quality liquid assets (HQLA) accounting to €133.7 billion, among which, 94% correspond to maximum quality assets (LCR Tier 1).
The main wholesale financing transactions carried out by the companies of the BBVA Group are listed below:
–In January 2022, BBVA, S.A. issued a €1 billion senior non-preferred bond, with a maturity of 7 years and the option for early redemption in the sixth year, with a coupon of 0.875%. In May 2022, BBVA, S.A. carried out a preferred senior debt issue for a term of three and a half years and separated into two tranches, one with a fixed coupon of 1.75% for an amount of €1,250 million and another with a variable coupon set at three-month Euribor plus 64 basis points of spread (3-month Euribor coupon plus 100 basis points) for an amount of €500 million. On the other hand, two private issues have been closed for €100 million at a fixed 1% in May 2022 and €400 million at the 3-month floating rate Euribor plus 70 basis points in July 2022, both with a 2-year term, and in June 2022 a securitization of loans for the financing of vehicles was completed for an amount of €1,200 million. In addition, in May 2022, the Group carried out the early redemption of the preference shares contingently convertible into ordinary shares of BBVA (CoCos) issued in May 2017 by BBVA.
–On June 21, BBVA Mexico issued a sustainable bond for 10 billion Mexican pesos (€470 million, approximately), thus becoming the first private bank to carry out an issue of this type in Mexico, taking TIIE (Equilibrium Interbank Interest Rate used in Mexico) as the funding benchmark.
–On June 7, Garanti BBVA renewed 100% of a syndicated loan indexed to environmental, social and corporate governance (ESG) criteria that consists of two separate tranches of USD 283.5 million and €290.5 million, both with a maturity of one year. Garanti BBVA also made sustainable funding of USD 75 million in the first semester.
–On June 28, BBVA Colombia closed a 5-year financing with the International Finance Corporation (IFC) for USD 200m, the aim of which is to promote the financing and construction of energy-sustainable buildings and reduce CO2 emissions, among others.

7.Fair value of financial instruments
The criteria and valuation methods used to calculate the fair value of financial assets as of June 30, 2022 do not differ significantly from those included in Note 8 from the consolidated financial statements for the year ended December 31, 2021.
The techniques and unobservable inputs used for the valuation of the financial instruments classified in the fair value hierarchy as Level 3, do not significantly differ from those detailed in Note 8 of the consolidated financial statements for the year 2021.
The effect on the consolidated income statements and on the consolidated equity, resulting from changing the main assumptions used in the valuation of Level 3 financial instruments for other reasonably possible assumptions, does not differ significantly from that detailed in Note 8 of the consolidated financial statements for the year 2021.
Below is a comparison of the carrying amount of the Group’s financial instruments in the accompanying condensed consolidated balance sheets and their respective fair values as of June 30, 2022 and December 31, 2021:

Fair value and carrying amount of the financial instruments (Millions of Euros)
		June 2022		December 2021
	Notes	Carrying Amount	Fair Value	Carrying Amount	Fair Value
ASSETS
Cash, cash balances at central banks and other demand deposits	8	81,508	81,508	67,799	67,799
Financial assets held for trading	9	120,823	120,823	123,493	123,493
Non-trading financial assets mandatorily at fair value through profit or loss	10	6,775	6,775	6,086	6,086
Financial assets designated at fair value through profit or loss	11	1,003	1,003	1,092	1,092
Financial assets at fair value through other comprehensive income	12	63,223	63,223	60,421	60,421
Financial assets at amortized cost	13	408,148	409,324	372,676	377,451
Derivatives – Hedge accounting	14	1,858	1,858	1,805	1,805
LIABILITIES
Financial liabilities held for trading	9	102,305	102,305	91,135	91,135
Financial liabilities designated at fair value through profit or loss	11	9,878	9,878	9,683	9,683
Financial liabilities at amortized cost	21	527,275	524,793	487,893	488,733
Derivatives – Hedge accounting	14	3,181	3,181	2,626	2,626

The following table shows the financial instruments in the accompanying condensed consolidated balance sheets, broken down by the measurement technique used to determine their fair value as of June 30, 2022 and December 31, 2021:

Fair Value of financial Instruments by Levels (Millions of Euros)
		June 2022			December 2021
	Notes	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
ASSETS
Cash, cash balances at central banks and other demand deposits	8	81,199	—	309	67,581	—	218
Financial assets held for trading	9	33,653	83,938	3,232	32,371	87,736	3,386
Derivatives		7,502	34,498	813	3,954	26,732	247
Equity instruments		6,137	—	62	15,925	—	37
Debt securities		18,856	11,100	215	11,877	13,725	189
Loans and advances		1,158	38,340	2,142	615	47,279	2,913
Non-trading financial assets mandatorily at fair value through profit or loss	10	2,758	2,882	1,135	4,378	522	1,186
Equity instruments		2,518	2,772	1,121	4,158	394	751
Debt securities		—	110	14	—	128	—
Loans and advances		240	—	—	220	—	435
Financial assets designated at fair value through profit or loss	11	1,000	3	—	916	176	—
Equity instruments					—	—	—
Debt securities		1,000	3	—	916	176	—
Loans and advances					—	—	—
Financial assets at fair value through other comprehensive income	12	52,030	10,740	453	52,157	7,545	719
Equity instruments		1,454	37	121	1,178	36	106
Debt securities		50,549	10,703	332	50,952	7,509	613
Loans and advances		27	—	—	27	—	—
Financial assets at amortized cost	13	27,965	19,638	361,721	33,213	13,033	331,205
Derivatives – Hedge accounting	14	35	1,823	—	63	1,733	9
LIABILITIES
Financial liabilities held for trading	9	32,170	68,582	1,553	26,215	64,305	615
Trading derivatives		7,686	32,703	729	4,755	26,560	389
Short positions		15,654	4	—	15,124	11	—
Deposits		8,831	35,876	824	6,335	37,733	226
Financial liabilities designated at fair value through profit or loss	11	—	8,369	1,510	1	8,243	1,439
Customer deposits		—	569	165	—	809	—
Debt certificates		—	1,537	1,345	1	1,956	1,439
Other financial liabilities		—	6,262	—	—	5,479	—
Financial liabilities at amortized cost	21	96,255	256,152	172,386	91,870	243,847	153,016
Derivatives – Hedge accounting	14	196	2,948	36	53	2,573	—
8.Cash, cash balances at central banks and other demand deposits
The breakdown of the balance under the heading “Cash, cash balances at central banks and other demand deposits” in the accompanying condensed consolidated balance sheets is as follows:

Cash, cash balances at central banks and other demand deposits (Millions of Euros)
	June 2022	December 2021
Cash on hand	6,671	6,877
Cash balances at central banks (*)	66,302	55,004
Other demand deposits	8,535	5,918
Total	81,508	67,799
(*) The variation is mainly due to an increase in balances of BBVA, S.A. at the Bank of Spain.

9.Financial assets and liabilities held for trading
The breakdown of the balance under these headings in the accompanying condensed consolidated balance sheets is as follows:

Financial assets and liabilities held for trading (Millions of Euros)
	Notes	June 2022	December 2021
ASSETS
Derivatives (*)		42,813	30,933
Equity instruments (**)	6.2	6,199	15,963
Debt securities	6.2	30,171	25,790
Issued by central banks		1,060	936
Issued by public administrations		26,265	21,946
Issued by financial institutions		1,286	1,130
Other debt securities		1,559	1,778
Loans and advances	6.2	41,640	50,807
Loans and advances to central banks		1,878	3,467
Reverse repurchase agreement		1,878	3,467
Loans and advances to credit institutions		30,239	31,916
Reverse repurchase agreement		30,205	31,901
Loans and advances to customers (***)		9,523	15,424
Reverse repurchase agreement		8,922	14,916
Total assets	7	120,823	123,493
LIABILITIES
Derivatives (*)		41,117	31,705
Short positions		15,658	15,135
Deposits		45,530	44,294
Deposits from central banks		9,227	11,248
Repurchase agreement		9,227	11,248
Deposits from credit institutions (****)		25,943	16,176
Repurchase agreement		25,579	15,632
Customer deposits (***)		10,361	16,870
Repurchase agreement		10,314	16,824
Total liabilities	7	102,305	91,135
(*) The variation is mainly due to the evolution of exchange rate derivatives at BBVA, S.A.
(**) The variation is mainly due to sales at BBVA, S.A.
(***) The variation corresponds mainly to the evolution of "Reverse repurchase agreement" of BBVA S.A., partially offset by the evolution of "Repurchase agreement".
(****) The variation corresponds mainly to the evolution of "Repurchase agreement" of BBVA S.A.
10.Non-trading financial assets mandatorily at fair value through profit or loss
The breakdown of the balance under this heading in the accompanying condensed consolidated balance sheets is as follows:

Non-trading financial assets mandatorily at fair value through profit or loss (Millions of Euros)
	Notes	June 2022	December 2021
Equity instruments	6.2	6,411	5,303
Debt securities	6.2	124	128
Loans and advances to customers	6.2	240	655
Total	7	6,775	6,086

11.Financial assets and liabilities designated at fair value through profit or loss
The breakdown of the balance under these headings in the accompanying condensed consolidated balance sheets is as follows:

Financial assets and liabilities designated at fair value through profit or loss (Millions of Euros)
	Notes	June 2022	December 2021
ASSETS
Debt securities	6.2 / 7	1,003	1,092
LIABILITIES
Customer deposits		734	809
Debt certificates issued		2,882	3,396
Other financial liabilities: Unit-linked products		6,262	5,479
Total liabilities	7	9,878	9,683
12.Financial assets at fair value through other comprehensive income
12.1Breakdown of the balance
The breakdown of the balance of this heading of the accompanying condensed consolidated balance sheets by type of financial instruments is as follows:

Financial assets at fair value through other comprehensive income (Millions of Euros)
	Notes	June 2022	December 2021
Equity instruments	6.2	1,612	1,320
Debt securities		61,584	59,074
Loans and advances to credit institutions	6.2	27	27
Total	7	63,223	60,421
Of which: loss allowances of debt securities		(112)	(74)
12.2.Equity instruments
The breakdown of the balance under the heading "Equity instruments" of the accompanying condensed consolidated balance sheets as of June 30, 2022 and December 31, 2021, is as follows:

Financial assets at fair value through other comprehensive income. Equity instruments (Millions of Euros)
	June 2022		December 2021
	Cost	Fair value	Cost	Fair value
Equity instruments
Spanish companies shares	2,235	1,374	2,235	1,088
Foreign companies shares	88	116	98	125
The United States	29	29	29	29
Mexico	1	30	1	29
Turkey	—	4	—	5
Other countries	58	53	69	63
Subtotal equity instruments listed	2,323	1,491	2,333	1,214
Equity instruments
Spanish companies shares	6	12	5	11
Foreign companies shares	22	109	55	95
Mexico	1	1	—	1
Turkey	3	3	3	3
Other countries	19	105	51	91
Subtotal unlisted equity instruments	28	121	60	107
Total	2,351	1,612	2,393	1,320

12.3.Debt securities
The breakdown of the balance under the heading "Debt securities" of the accompanying condensed consolidated balance sheets as of June 30, 2022 and December 31, 2021, is as follows:

Financial assets at fair value through other comprehensive income. Debt securities (Millions of Euros)
	June 2022		December 2021
	Amortized cost	Fair value	Amortized cost	Fair value
Domestic debt securities
Government and other government agency	17,346	17,515	15,889	16,544
Central banks			—	—
Credit institutions	891	896	1,125	1,176
Other issuers	533	534	612	635
Subtotal	18,770	18,945	17,625	18,355
Foreign debt securities
Mexico	11,710	10,881	11,097	10,769
Government and other government agency	11,099	10,297	10,467	10,141
Central banks	—	—	—	—
Credit institutions	131	121	120	118
Other issuers	480	464	509	510
Italy	5,917	5,914	7,407	7,608
Government and other government agency	5,757	5,756	7,274	7,474
Central banks	—	—	—	—
Credit institutions	55	55	47	47
Other issuers	104	103	86	87
Japan	4,604	4,606	4,961	4,968
Government and other government agency	4,512	4,515	4,906	4,913
Central banks	—	—	—	—
Credit institutions	14	14	18	18
Other issuers	78	78	36	37
The United States	5,332	5,159	3,900	3,926
Government and other government agency	3,148	2,976	1,754	1,744
Central banks	—	—	—	—
Credit institutions	120	120	114	116
Other issuers	2,065	2,063	2,032	2,065
Turkey	3,195	3,928	2,888	2,920
Government and other government agency	3,195	3,928	2,888	2,920
Central banks	—	—	—	—
Credit institutions	—	—	—	—
Other issuers	—	—	—	—
Other countries	12,245	12,152	10,298	10,529
Other foreign governments and government agency	3,076	2,999	2,488	2,574
Central banks	3,338	3,339	1,698	1,696
Credit institutions	2,196	2,192	2,306	2,382
Other issuers	3,635	3,622	3,807	3,877
Subtotal	43,003	42,639	40,551	40,719
Total	61,773	61,584	58,176	59,074

The credit ratings of the issuers of debt securities as of June 30, 2022 and December 31, 2021, are as follows:

Debt securities by rating
	June 2022		December 2021
	Fair value (Millions of Euros)%		Fair value (Millions of Euros)%
AAA	3,656	5.9%	2,413	4.1%
AA+	527	0.9%	586	1.0%
AA	511	0.8%	646	1.1%
AA-	473	0.8%	327	0.6%
A+	5,543	9.0%	6,179	10.5%
A	1,581	2.6%	1,676	2.8%
A-	20,293	33.0%	18,760	31.8%
BBB+	11,392	18.5%	11,465	19.4%
BBB	8,876	14.4%	10,961	18.6%
BBB-	1,331	2.2%	1,310	2.2%
BB+ or below	7,093	11.5%	4,379	7.4%
Unclassified	308	0.5%	372	0.6%
Total	61,584	100.0%	59,074	100.0%
12.4.Gains/losses
Changes in gains (losses)
The changes in the gains/losses (net of taxes) during the six months ended June 30, 2022 and in the year ended December 31, 2021 of debt securities recognized under the equity heading “Accumulated other comprehensive income – Items that may be reclassified to profit or loss – Fair value changes of debt instruments measured at fair value through other comprehensive income” and equity instruments recognized under the equity heading “Accumulated other comprehensive income – Items that will not be reclassified to profit or loss – Fair value changes of equity instruments measured at fair value through other comprehensive income” in the accompanying condensed consolidated balance sheets are as follows:

Other comprehensive income - Changes in gains (losses) (Millions of Euros)
		Debt securities		Equity instruments
	Notes	June 2022	December 2021	June 2022	December 2021
Balance at the beginning		1,274	2,069	(1,079)	(1,256)
Valuation gains and losses		(2,185)	(1,058)	287	183
Amounts transferred to income		(11)	(63)
Amounts transferred to Reserves					—
Income tax and other		621	325	16	(7)
Balance at the end	27	(301)	1,274	(777)	(1,079)

13.Financial assets at amortized cost
13.1.Breakdown of the balance
The breakdown of the balance under this heading in the accompanying condensed consolidated balance sheets according to the nature of the financial instrument is as follows:

Financial assets at amortized cost (Millions of Euros)
	Notes	June 2022	December 2021
Debt securities		38,276	34,781
Loans and advances to central banks		6,748	5,681
Loans and advances to credit institutions		13,014	13,276
Loans and advances to customers		350,110	318,939
Government		21,266	19,682
Other financial corporations		12,386	9,804
Non-financial corporations		158,586	140,993
Other		157,872	148,461
Total	7	408,148	372,676
Of which: impaired assets of loans and advances to customers	6.2	14,597	14,657
Of which: loss allowances of loans and advances	6.2	(11,724)	(11,142)
Of which: loss allowances of debt securities		(71)	(52)
During the six months ended June 30, 2022 and the year ended December 31, 2021, there have been no significant reclassifications neither from “Financial assets at amortized cost” to other headings nor from other headings to “Financial assets at amortized cost”.
13.2.Loans and advances to customers
The breakdown of the balance under this heading in the accompanying condensed consolidated balance sheets according to the nature of the financial instrument is as follows:

Loans and advances to customers (Millions of Euros)
	June 2022	December 2021
On demand and short notice	3,731	3,161
Credit card debt	16,102	14,030
Trade receivables	20,958	19,524
Finance leases	8,315	7,911
Reverse repurchase agreements	2	23
Other term loans	293,278	268,047
Advances that are not loans	7,723	6,243
Total	350,110	318,939
The heading “Financial assets at amortized cost – Loans and advances to customers” in the accompanying condensed consolidated balance sheets also includes certain secured loans that, pursuant to the Mortgage Market Act, are linked to long-term mortgage covered bonds.
14.Derivatives – Hedge accounting and fair value changes of the hedged items in portfolio hedges of interest rate risk
The breakdown of the balance under these headings in the accompanying condensed consolidated balance sheets is as follows:

Derivatives – Hedge accounting and fair value changes of the hedged items in portfolio hedge of interest rate risk (Millions of Euros)
	June 2022	December 2021
ASSETS
Derivatives - Hedge accounting	1,858	1,805
Fair value changes of the hedged items in portfolio hedges of interest rate risk	(98)	5
LIABILITIES
Derivatives - Hedge accounting	3,181	2,626
Fair value changes of the hedged items in portfolio hedges of interest rate risk	—	—

15.Investments in joint ventures and associates
The breakdown of the balance of “Investments in joint ventures and associates” in the accompanying condensed consolidated balance sheets is as follows:

Joint ventures and associates (Millions of Euros)
	June 2022	December 2021
Joint ventures	99	152
Associates	796	749
Total	894	900
16.Tangible assets
The breakdown of the balance and changes of this heading in the accompanying condensed consolidated balance sheets, according to the nature of the related items, is as follows:

Tangible assets. Breakdown by type (Millions of Euros)
	June 2022	December 2021
Property, plant and equipment	8,043	7,107
For own use	7,784	6,874
Land and buildings (*)	6,256	4,350
Work in progress	72	67
Furniture, fixtures and vehicles	5,699	5,388
Right to use assets (*)	1,748	3,154
Accumulated depreciation	(5,723)	(5,543)
Impairment (**)	(267)	(542)
Leased out under an operating lease	259	234
Assets leased out under an operating lease	289	267
Accumulated depreciation	(31)	(33)
Investment property	294	191
Building rental	241	146
Other	2	2
Right to use assets	188	162
Accumulated depreciation	(81)	(64)
Impairment	(57)	(55)
Total	8,337	7,298
(*) The variation in 2022 corresponds mainly to the closing of the transaction with Merlin Properties for which 100% of the shares of Tree Inversiones Inmobiliarias, SOCIMI, S.A. were acquired by BBVA Group and the effect of the IAS 29 implementation in Turkey (see Note 2.1).
(**) In 2021, it includes allowances on right of use of the rented offices after the agreement with the union representatives on the collective layoff procedure proposed for Banco Bilbao Vizcaya Argentaria, S.A. in Spain (see Notes 20 and 23).
Purchase of Tree Inversiones Inmobiliarias SOCIMI, S.A.U. (Tree) to Merlin Properties SOCIMI, S.A.
On June 15, 2022, BBVA acquired from Merlin Properties SOCIMI, S.A. the shares representing the entire share capital of Tree Inversiones Inmobiliarias SOCIMI, S.A (hereinafter, “Tree”) for an amount of €1,987 million. This company has 662 properties leased to BBVA that were part of the set of properties that BBVA sold between 2009 and 2010 under a sale and leaseback agreement. Prior to that date, these properties were registered as "Rights of use" in the assets of the consolidated balance sheet of the BBVA Group under the headings "Tangible assets - Property, plant and equipment" and "Tangible assets - Investment property" of the consolidated balance sheet and that, in liabilities, the payment obligation was reflected under the heading "Financial liabilities at amortized cost – Other financial liabilities", in accordance with IFRS 16 Leases.
The Tree purchase transaction has been considered an asset purchase given that the Group has determined that it is not acquiring a set of activities that present elements that could constitute a business. After the closing of this transaction, the BBVA Group has once again become owner of the properties and has recorded them at their acquisition price in the Group's Consolidated Financial Statements as of June 30, 2022. The assets acquired that are not used for the Bank's activity are recorded under the heading "Non-current assets and disposal groups classified as held for sale and liabilities included in disposal groups classified as held for sale" (see Note 20).
The impact of the transaction amounted to €-201 million (losses net of taxes) which have been registered under the headings "Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations” for an amount of €-134 million and “Tax expense or income related to profit or loss from continuing operations” for an amount of €-67 million from the consolidated income statement of the BBVA Group.

17.Intangible assets
17.1.Goodwill
The breakdown of the balance under this heading in the accompanying condensed consolidated balance sheets, according to the cash-generating unit (hereinafter “CGU”) to which goodwill has been allocated, is as follows:

Goodwill. Breakdown by CGU and changes of the year (Millions of Euros)
	Mexico	Turkey	Colombia	Chile	Other	Total
Balance as of December 31, 2020	478	254	143	27	8	910
Additions	—	—	—	—	—	—
Exchange difference	26	(102)	(9)	(3)	—	(88)
Impairment	—	—	—	—	(4)	(4)
Companies held for sale	—	—	—	—	—	—
Other	—	—	—	—	—	—
Balance as of December 31, 2021	504	152	134	24	4	818
Additions	—	—	—	—	—	—
Exchange difference	53	—	7	—	1	61
Impairment	—	—	—	—	—	—
Companies held for sale	—	—	—	—	—	—
Other	—	(152)	—	—	—	(152)
Balance as of June 30, 2022	557	—	141	24	5	727
Impairment test
As mentioned in Note 2.2.7 of the consolidated financial statements for the year 2021, the CGUs to which goodwill has been allocated are periodically tested for impairment by including the allocated goodwill in their carrying amount. This analysis is performed at least annually or whenever there is any indication of impairment.
As a result of the application of IAS 29, as indicated in Note 2.1, the book value of the Turkish CGU has increased above the existing recoverable value as of December 31, 2021, and as a consequence the goodwill has been derecognized as well as other intangible assets (see Note 17.2) assigned to the Turkish CGU.
As of and for the six months ended June 30, 2022, no indicators of impairment have been identified in any of the CGU.
17.2Other intangible assets
The breakdown of the balance and changes of this heading in the accompanying condensed consolidated balance sheets, according to the nature of the related items, is as follows:

Other intangible assets (Millions of Euros)
	June 2022	December 2021
Computer software acquisition expense	1,349	1,239
Other intangible assets with an infinite useful life	11	12
Other intangible assets with a definite useful life	53	128
Total	1,413	1,379
18.Tax assets and liabilities
18.1Consolidated tax group
Pursuant to current legislation, BBVA consolidated tax group in Spain includes the Bank (as the parent company) and its Spanish subsidiaries that meet the requirements provided for under Spanish legislation regulating the taxation regime for the consolidated profit of corporate groups.
The Group’s non-Spanish banks and subsidiaries file tax returns in accordance with the tax legislation in force in each country.

18.2Current and deferred taxes
The balance under the heading "Tax assets" in the accompanying condensed consolidated balance sheets includes current and deferred tax assets. The balance under the “Tax liabilities” heading includes the Group’s various current and deferred tax liabilities. The details of the mentioned tax assets and liabilities are as follows:

Tax assets and liabilities (Millions of Euros)
	June 2022	December 2021
Tax assets
Current tax assets	1,115	932
Deferred tax assets	14,721	14,917
Total	15,836	15,850
Tax liabilities
Current tax liabilities	893	644
Deferred tax liabilities (*)	1,212	1,769
Total	2,105	2,413
(*) The variation is mainly due to the impact of the application of IAS 29 in Turkey (see Note 2.1).
19.Other assets and liabilities
The breakdown of the balance under these headings in the accompanying condensed consolidated balance sheets is as follows:

Other assets and liabilities (Millions of Euros)
	June 2022	December 2021
ASSETS
Inventories	379	424
Transactions in progress	306	131
Accruals	956	730
Other items (*)	1,782	649
Total	3,423	1,934
LIABILITIES
Transactions in progress	174	48
Accruals	2,152	2,137
Other items (*)	2,676	1,436
Total	5,001	3,621
(*) The increases are mainly due to the bank in Spain for items pending settlement.
20.Non-current assets and disposal groups classified as held for sale and liabilities included in disposal groups classified as held for sale
The composition of the balance under the heading “Non-current assets and disposal groups classified as held for sale and liabilities included in disposal groups classified as held for sale” in the accompanying condensed consolidated balance sheets, broken down by the origin of the assets, is as follows:

Non-current assets and disposal groups classified as held for sale and liabilities included in disposal groups classified as held for sale. Breakdown by items (Millions of Euros)
	June 2022	December 2021
ASSETS
Foreclosures and recoveries	1,178	1,218
Other assets from tangible assets (*)	1,125	563
Companies held for sale	44	41
Other assets classified as held for sale	—	—
Accrued amortization (**)	(102)	(112)
Impairment losses (*)	(1,098)	(650)
Total	1,147	1,061
LIABILITIES
Companies held for sale	—	—
Total	—	—
(*) The variation in 2022 corresponds mainly to the reclassification of offices previously in own use and now closed after the closing of the transaction with Merlin Properties (see Note 16). In 2021 it includes the adjustments due to the closure of the owned offices and the decommissioning of facilities after the agreement with the union representatives on the collective layoff procedure proposed for Banco Bilbao Vizcaya Argentaria, S.A. in Spain (see Note 23).
(**) Accumulated depreciation until related asset was reclassified as “Non-current assets and disposal groups classified as held for sale".

Assets and liabilities from discontinued operations
As mentioned in Note 3, the agreement for the sale of the BBVA subsidiary in the United States was announced in 2020 and finally completed on June 1, 2021. The assets and liabilities corresponding to the 37 companies sold were reclassified to the headings “Non-current assets and disposal groups classified as held for sale” and “Liabilities included in disposal groups classified as held for sale” of the consolidated balance sheet; and the earnings of these companies for the six months ended June 30, 2021 were classified under the heading "Profit (loss) after tax from discontinued operations" of the accompanying condensed consolidated income statements.
The condensed consolidated income statements for the first five months of 2021 of the companies sold in the United States are provided below:
Condensed consolidated income statements of companies sold in the United States subsidiary for the period ended June 30, 2021

CONDENSED CONSOLIDATED INCOME STATEMENTS (Millions of Euros)
June 2021
Interest and other income	974
Interest expense	(53)
NET INTEREST INCOME	921
Dividend income	2
Fee and commission income	285
Fee and commission expense	(86)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	(4)
Gains (losses) on financial assets and liabilities held for trading, net	26
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	2
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	2
Gains (losses) from hedge accounting, net	(1)
Exchange differences, net	5
Other operating income	9
Other operating expense	(30)
GROSS INCOME	1,132
Administration costs	(661)
Depreciation and amortization	(80)
Provisions or reversal of provisions	4
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(66)
NET OPERATING INCOME	330
Impairment or reversal of impairment on non-financial assets	—
Gains (losses) on derecognition of non-financial assets and subsidiaries, net	(2)
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	3
PROFIT (LOSS) BEFORE TAX	330
Tax expense or income related to profit or loss	(80)
PROFIT (LOSS) AFTER TAX	250
Profit (loss) after tax from the sale	29
PROFIT (LOSS) FOR THE PERIOD	280
ATTRIBUTABLE TO MINORITY INTEREST (NON-CONTROLLING INTEREST)	—
ATTRIBUTABLE TO OWNERS OF THE PARENT	280

21.Financial liabilities at amortized cost
21.1Breakdown of the balance
The breakdown of the balance under these headings in the accompanying condensed consolidated balance sheets is as follows:

Financial liabilities measured at amortized cost (Millions of Euros)
	Notes	June 2022	December 2021
Deposits		456,100	416,947
Deposits from central banks		52,696	47,351
Demand deposits		574	8
Time deposits and other		44,395	41,790
Repurchase agreements		7,727	5,553
Deposits from credit institutions		26,431	19,834
Demand deposits		12,476	7,601
Time deposits and other		10,694	8,599
Repurchase agreements		3,261	3,634
Customer deposits		376,973	349,761
Demand deposits		310,752	293,015
Time deposits and other		65,252	55,479
Repurchase agreements		970	1,267
Debt certificates issued		54,757	55,763
Other financial liabilities		16,418	15,183
Total	7	527,275	487,893
The amount recorded in "Deposits from central banks - Time deposits and other" includes the provisions of the TLTRO III facilities of the European Central Bank, mainly BBVA S.A., amounting to €38,692 million, in both periods, for the six months ended June 30, 2022 and December 31, 2021, respectively.
The positive income currently being generated by the drawdowns of the TLTRO III facilities is recorded under the heading of "Interest income and other similar income – other income" in the condensed consolidated income statements (see Note 32.1).
21.2Deposits from credit institutions
The breakdown by geographical area and the nature of the related instruments of this heading in the accompanying condensed consolidated balance sheets is as follows:

Deposits from credit institutions (Millions of Euros)
	Demand deposits	Time deposits and others (*)	Repurchase agreements	Total
June 2022
Spain	1,258	1,625	—	2,883
Mexico	695	671	—	1,366
Turkey	393	566	50	1,009
South America	675	2,026	—	2,702
Rest of Europe	4,134	2,810	1,171	8,114
Rest of the world	5,320	2,997	2,040	10,358
Total	12,476	10,694	3,261	26,431
December 2021
Spain	1,671	375	—	2,047
Mexico	444	558	—	1,002
Turkey	83	672	37	792
South America	532	1,225	—	1,757
Rest of Europe	1,841	3,110	2,549	7,500
Rest of the world	3,030	2,657	1,048	6,736
Total	7,601	8,599	3,634	19,834
(*) Subordinated deposits are included amounting to €15 million and €14 million as of June 30, 2022 and December 31, 2021, respectively.

21.3Customer deposits
The breakdown by geographical area and the nature of the related instruments of this heading in the accompanying condensed consolidated balance sheets is as follows:

Customer deposits (Millions of Euros)
	Demand deposits	Time deposits and others	Repurchase agreements	Total
June 2022
Spain	185,622	10,874	2	196,498
Mexico	60,492	12,352	476	73,320
Turkey	20,561	16,523	2	37,085
South America	31,141	13,735	—	44,876
Rest of Europe	11,465	8,774	491	20,730
Rest of the world	1,471	2,993	—	4,465
Total	310,752	65,252	970	376,973
December 2021
Spain	181,565	10,407	2	191,974
Mexico	53,359	10,383	505	64,247
Turkey	19,725	13,644	6	33,376
South America	28,039	9,822	—	37,861
Rest of Europe	8,933	9,546	754	19,234
Rest of the world	1,393	1,677	—	3,070
Total	293,015	55,479	1,267	349,761
21.4Debt certificates
The breakdown of the condensed balance under this heading, by financial instruments and by currency, is as follows:

Debt certificates (Millions of Euros)
	June 2022	December 2021
In Euros	33,287	36,289
Promissory bills and notes	269	319
Non-convertible bonds and debentures	15,442	15,712
Covered bonds (*)	7,856	9,930
Hybrid financial instruments (**)	406	366
Securitization bonds	2,912	2,302
Wholesale funding	30	438
Subordinated liabilities	6,372	7,221
Convertible perpetual certificates	3,000	3,500
Other non-convertible subordinated liabilities	3,372	3,721
In foreign currencies	21,470	19,475
Promissory bills and notes	592	579
Non-convertible bonds and debentures	8,488	7,885
Covered bonds (*)	140	178
Hybrid financial instruments (**)	4,010	2,843
Securitization bonds	—	4
Wholesale funding	264	412
Subordinated liabilities	7,977	7,574
Convertible perpetual certificates	1,927	1,771
Other non-convertible subordinated liabilities	6,050	5,803
Total	54,757	55,763
(*) Including mortgage-covered bonds.
(**) Corresponds to structured note issuance with embedded derivatives that have been segregated according to IFRS 9.

21.5Other financial liabilities
The breakdown of the balance under this heading in the accompanying condensed consolidated balance sheets is as follows:

Other financial liabilities (Millions of Euros)
	June 2022	December 2021
Lease liabilities (*)	1,342	2,560
Creditors for other financial liabilities	3,941	2,657
Collection accounts	4,947	3,839
Creditors for other payment obligations (**)	6,188	6,127
Total	16,418	15,183
(*) The variation in 2022 corresponds mainly to the closing of the transaction with Merlin Properties for which 100% of the shares of Tree Inversiones Inmobiliarias, SOCIMI, S.A. were acquired by BBVA Group (see Note 16).
(**) This caption includes the amount committed for the acquisition of own shares under the repurchase program (see Note 4).
22.Assets and liabilities under insurance and reinsurance contracts
The heading “Assets under reinsurance and insurance contracts” in the accompanying condensed consolidated balance sheets includes the amounts that the consolidated insurance entities are entitled to receive under the reinsurance contracts entered into by them with third parties and, more specifically, the share of the reinsurer in the technical provisions recognized by the consolidated insurance subsidiaries. As of June 30, 2022 and December 31, 2021, the balance under this heading amounted to €279 million and €269 million, respectively.
The most significant provisions recognized by consolidated insurance subsidiaries with respect to insurance policies issued by them are under the heading “Liabilities under insurance and reinsurance contracts” in the accompanying condensed consolidated balance sheets.
The breakdown of the condensed balance under the heading “Liabilities under reinsurance and insurance contracts” is as follows:

Technical reserves (Millions of Euros)
	June 2022	December 2021
Mathematical reserves	10,033	9,495
Provision for unpaid claims reported	751	706
Provisions for unexpired risks and other provisions	839	664
Total	11,622	10,865
23.Provisions
The breakdown of the balance under this heading in the accompanying condensed consolidated balance sheets, based on type of provisions, is as follows:

Provisions. Breakdown by concepts (Millions of Euros)
	Notes	June 2022	December 2021
Provisions for pensions and similar obligations (*)		2,849	3,576
Other long term employee benefits (**)		502	632
Provisions for taxes and other legal contingencies	6.1	620	623
Commitments and guarantees given	30	743	691
Other provisions (***)		420	366
Total		5,134	5,889
(*) The variation is mainly due to the lower valuation of defined benefit commitments after the interest rate hike in Spain.
(**) It also includes a provision for the collective layoff procedure that was carried out at Banco Bilbao Vizcaya Argentaria, S.A in 2021.
(***) Individually insignificant provisions or contingencies for various concepts in different geographies.
Collective layoff procedure
On June 8, 2021, BBVA reached an agreement with the union representatives on the collective layoff procedure proposed for Banco Bilbao Vizcaya Argentaria, S.A. in Spain on April 13, 2021, which would affect a maximum of 2,935 employees. The agreement also included the closing of 480 offices (all closed as of June 30, 2022). The cost of the process amounted to €994 million before taxes, of which €754 million correspond to the collective layoff and €240 million to the closing of offices (see Note 16 and 20). By the time the procedure was over, 2,899 employees had accepted the agreement and effectively departed BBVA.
Ongoing legal proceedings and litigation
The financial sector faces an environment of increased regulatory pressure and litigation. In this environment, the various Group entities are often sued on lawsuits and are therefore involved in individual or collective legal proceedings and litigation arising from their activity and operations, including proceedings arising from their lending activity, from their labor relations and from other commercial, regulatory or tax issues, as well as in arbitration.

On the basis of the information available, the Group considers that, at June 30, 2022, the provisions made in relation to judicial proceedings and arbitration, where so required, are adequate and reasonably cover the liabilities that might arise, if any, from such proceedings. Furthermore, on the basis of the information available and with the exceptions indicated in Note 6.1 "Risk factors", BBVA considers that the liabilities that may arise from such proceedings will not have, on a case-by-case basis, a significant adverse effect on the Group's business, financial situation or results of operations.
24.Pension and other post-employment commitments
The Group sponsors defined-contribution plans for the majority of its active employees, with the plans in Spain and Mexico being the most significant. Most of the defined benefit plans are for individuals already retired, and are closed to new employees, the most significant being those in Spain, Mexico and Turkey. In Mexico, the Group provides post-retirement medical benefits to a closed group of employees and their family members, both active service and in retirees.
The amounts relating to post-employment benefits charged to the condensed consolidated income statement are as follows:

Condensed consolidated income statement impact (Millions of Euros)
	Notes	June 2022	June 2021
Interest income and expense		21	22
Personnel expense		61	64
Defined contribution plan expense	38.1	41	37
Defined benefit plan expense	38.1	20	27
Provisions, net	40	(49)	90
Total expense (income)		34	177
25.Capital
As of June 30, 2022 BBVA’s share capital amounted to €3,129,467,256.30 divided into 6,386,667,870 shares (€3,267,264,424.20 divided into 6,667,886,580 shares as of December 31, 2021) as a result of the partial execution of the share capital reduction resolution adopted by the Ordinary General Shareholders' Meeting of BBVA held on March 18, 2022, under item seven of its agenda, which was notified by means of Other Relevant Information on June 15, 2022 (see Note 4).
In both periods mentioned, the shares were fully subscribed and paid-up registered, all of the same class and series, at €0.49 par value each, represented through book-entry accounts. All of the Bank´s shares carry the same voting and dividend rights, and no single stockholder enjoys special voting rights. Each and every share is part of the Bank’s capital.
BBVA is not aware of any direct or indirect interests through which control of the Bank may be exercised. BBVA has not received any information on stockholder agreements including the regulation of the exercise of voting rights at its Annual General Meetings or restricting or placing conditions on the free transferability of BBVA shares. BBVA is not aware of any agreement that could give rise to changes in the control of the Bank.
26.Retained earnings, revaluation reserves and other reserves
The breakdown of the balance under this heading in the accompanying condensed consolidated balance sheet is as follows:

Retained earnings, revaluation reserves and other reserves (Millions of Euros)
	June 2022	December 2021
Retained earnings	32,559	31,841
Revaluation reserves	—	—
Other reserves	1,872	(1,857)
Total	34,431	29,984

27.Accumulated other comprehensive income
The breakdown of the balance under this heading in the accompanying condensed consolidated balance sheet is as follows:

Accumulated other comprehensive income (loss). Breakdown by concepts (Millions of Euros)
	Notes	June 2022	December 2021
Items that will not be reclassified to profit or loss		(1,446)	(2,075)
Actuarial gains (losses) on defined benefit pension plans		(765)	(998)
Non-current assets and disposal groups classified as held for sale		—	—
Fair value changes of equity instruments measured at fair value through other comprehensive income	12.4	(777)	(1,079)
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk		97	2
Items that may be reclassified to profit or loss		(15,006)	(14,401)
Hedge of net investments in foreign operations (effective portion)		(1,028)	(146)
Mexican peso		(1,427)	(681)
Turkish lira		424	555
Other exchanges		(25)	(19)
Foreign currency translation		(12,881)	(14,988)
Mexican peso		(2,880)	(4,503)
Turkish lira		(6,667)	(6,607)
Argentine peso		(836)	(1,024)
Venezuela Bolívar		(1,855)	(1,858)
Other exchanges		(643)	(995)
Hedging derivatives. Cash flow hedges (effective portion)		(784)	(533)
Fair value changes of debt instruments measured at fair value through other comprehensive income	12.4	(301)	1,274
Non-current assets and disposal groups classified as held for sale		—	—
Share of other recognized income and expense of investments in joint ventures and associates		(12)	(9)
Total		(16,452)	(16,476)
The balances recognized under these headings are presented net of tax.

28.Non-controlling interest
The table below is a breakdown by groups of consolidated entities of the balance under the heading “Minority interests (non-controlling interest)” of the accompanying condensed consolidated balance sheets is as follows:

Non-controlling interests. Breakdown by subgroups (Millions of Euros)
	June 2022	December 2021
Garanti BBVA (*)	1,048	2,851
BBVA Peru	1,412	1,212
BBVA Argentina	652	557
BBVA Colombia	78	76
BBVA Venezuela	74	70
Other entities	87	87
Total	3,351	4,853
(*) The change corresponds mainly to the voluntary takeover bid for the entire share capital of Türkiye Garanti Bankası A.Ş completed on May 18, 2022 (see Note 3).
These amounts are broken down by groups of consolidated entities under the heading “Profit (Loss) - Attributable to minority interest (non-controlling interest)” in the accompanying condensed consolidated income statement:

Profit attributable to non-controlling interests. Breakdown by subgroups (Millions of Euros)
	June 2022	June 2021
Garanti BBVA (*)	(60)	394
BBVA Peru	130	63
BBVA Argentina	45	3
BBVA Colombia	4	4
BBVA Venezuela	2	3
Other entities	(3)	8
Total	117	476
(*) The change corresponds mainly to the IAS 29 implementation and the voluntary takeover bid for the entire share capital of Türkiye Garanti Bankası A.Ş completed on May 18, 2022 (see Notes 2.1 and 3).
29.Capital base and capital management
The eligible capital instruments and the risk-weighted assets of the Group (phased-in) are shown below, calculated in accordance with the applicable regulation, considering the entities in scope required by such regulation, as of June 30, 2022 and December 31, 2021:

Capital ratios (phased-in)
	June 2022 (*)	December 2021
Eligible Common Equity Tier 1 capital (millions of Euros) (a)	41,555	39,949
Eligible Additional Tier 1 capital (millions of Euros) (b)	5,264	5,737
Eligible Tier 2 capital (millions of Euros) (c)	6,833	7,383
Risk Weighted Assets (millions of Euros) (d)	330,819	307,795
Common Tier 1 capital ratio (CET 1) (A)=(a)/(d)	12.56%	12.98%
Additional Tier 1 capital ratio (AT 1) (B)=(b)/(d)	1.59%	1.86%
Tier 1 capital ratio (Tier 1) (A)+(B)	14.15%	14.84%
Tier 2 capital ratio (Tier 2) (C)=(c)/(d)	2.07%	2.40%
Total capital ratio (A)+(B)+(C)	16.22%	17.24%
(*) Provisional data.
BBVA’s fully-loaded CET1 ratio stood at 12.45% at June 30, 2022, which represents a decrease of 30 basis points compared to December 31, 2021. The consolidated phased-in CET1 ratio stood at 12.56%. The difference is mainly explained by the effect of the transitory adjustments for the treatment of the impacts of IFRS 9 in capital ratios.
These ratios include the effect of the operations carried out during the second quarter, with a combined impact of -30 basis points of CET1. These operations are the voluntary takeover bid for Garanti BBVA and the acquisition of 100% of TREE from Merlin, owner of 662 properties leased to BBVA. Additionally, they also include the negative impact of -10 basis points from the agreement reached with Neon Payments during the first quarter. Excluding these effects, the CET1 ratio for the semester increased by +10 basis points.
Fully loaded risk-weighted assets (RWA) increased in the first half of the year by approximately €23 billion, mainly as a result of organic generation and the currency effect.
The fully-loaded additional Tier 1 capital ratio (AT1) stood at 1.59% (1.59% phased-in) at June 30, 2022, which included the impact of €-500 million due to the early amortization of a series of CoCos issued in 2017.

The fully-loaded Tier 2 ratio stood at 2.07%, which represents a decrease of -30 basis points compared to December 31, 2021, mainly explained by the RWA increase during the first half of the year. The phased-in Tier 2 ratio also stood at 2.07%.
As result of the above, the total fully-loaded capital ratio stood at 16.11% as of June 30, 2022, and total phased-in ratio stood at 16.22%.
Regarding MREL (Minimum Requirement for own funds and Eligible Liabilities) requirements, on March, 8, 2022 BBVA disclosed the reception of a new communication from the Bank of Spain regarding its minimum requirement for own funds and eligible liabilities, established by the Single Resolution Board (hereinafter, "SRB"), calculated taking into account the financial and supervisory information as of June 30, 2021.
In accordance with this new MREL communication, BBVA has to reach, starting January 1, 2022, an amount of own funds and eligible liabilities equal to 21.46% of the total RWA of its resolution group, on sub-consolidated level, (the “MREL in RWA”). Within this MREL in RWA, an amount equal to 13.50% of the RWA shall be met with subordinated instruments (the "subordination requirement in RWA"). In accordance with the new applicable regulation, the MREL in RWA and the subordination requirement in RWA do not include the combined capital buffer requirement; for these purposes, the applicable combined capital buffer requirement would be 3.26%, without prejudice to any other buffer that may be applicable at any time.
Likewise, the MREL in RWA is equal to 7.50% in terms of the total exposure considered for calculating the leverage ratio (the “MREL in LR”), while the subordination requirement in RWA is equal to 5.84% in terms of the total exposure considered for calculating the leverage ratio (the "subordination requirement in LR"). For BBVA, the most restrictive requirement as of today is the one expressed in MREL in RWA.
The current own funds and eligible liabilities structure of the resolution group as of June 30 2022 meets the MREL in RWA, being the MREL ratio in terms of RWA of 26.28%. Finally, as of June 30 2022, the MREL in LR is 10.25% and the subordination ratios in terms of RWA and in terms of LR are 21.97% and 8.57%, respectively.
The breakdown of the leverage ratio as of June 30, 2022 and December 31, 2021, calculated according to CCR, is as follows:

Leverage ratio
	June 2022 (*)	December 2021
Tier 1 (millions of Euros) (a)	46,820	45,686
Exposure to leverage ratio (millions of Euros) (b)	752,718	671,789
Leverage ratio (a)/(b) (percentage)	6.22%	6.80%
(*) Provisional data
Finally, as of June 30, 2022, the phased-in leverage ratio, which includes the transitory treatment of certain capital elements (mainly the impact of IFRS 9), stood at 6.22% with a significant reduction in the first half of the year, which is mainly explained by the reduction in Tier 1 capital as a result of the operations abovementioned, as well as the increase in exposure to the leverage ratio.

30.Commitments and guarantees given
The breakdown of the balance under these headings in the accompanying condensed consolidated balance sheets is as follows:

Commitments and guarantees given (Millions of Euros)
	Notes	June 2022	December 2021
Loan commitments given	6.2.2	132,088	119,618
Of which: impaired		224	171
Central banks		674	—
General governments		2,964	3,483
Credit institutions		19,060	16,085
Other financial corporations		5,659	4,583
Non-financial corporations		63,259	59,475
Households		40,472	35,991
Financial guarantees given	6.2.2	14,308	11,720
Of which: impaired (*)		300	245
Central banks		—	—
General governments		186	162
Credit institutions		347	312
Other financial corporations		1,019	1,026
Non-financial corporations		12,565	10,039
Households		192	181
Other commitments given	6.2.2	38,502	34,604
Of which: impaired (*)		604	541
Central banks		—	2
General governments		184	212
Credit institutions		4,882	4,266
Other financial corporations		1,679	1,753
Non-financial corporations		31,599	28,224
Households		159	147
Total	6.2.2	184,898	165,941
(*) Impaired financial guarantees given amounted to € 904 and €786 million, respectively, as of June 30, 2022 and December 31, 2021, respectively.
As of June 30, 2022 and December 31, 2021, the provisions for loan commitments given, financial guarantees given and other commitments given, recorded in the consolidated balance sheet amounted €274 million, €179 million and €290; and €272 million, €164 million and €256 million, respectively (see Note 23).
Since a significant portion of the amounts above will expire without any payment being made by the consolidated entities, the aggregate balance of these commitments cannot be considered the actual future requirement for financing or liquidity to be provided by the BBVA Group to third parties.
31.Other contingent assets and liabilities
As of June 30, 2022 and December 31, 2021, there were no material contingent assets or liabilities other than those disclosed in these Notes.

32.Net interest income
32.1Interest and other income
The breakdown of the interest and other income recognized in the accompanying condensed consolidated income statement is as follows:

Interest and other income. Breakdown by origin (Millions of Euros)
	June 2022	June 2021
Financial assets held for trading	774	518
Financial assets designated at fair value through profit or loss	6	2
Financial assets at fair value through other comprehensive income	1,304	814
Financial assets at amortized cost	10,395	8,849
Insurance activity	602	508
Adjustments of income as a result of hedging transactions	(63)	(55)
Other income (*)	385	326
Total	13,403	10,962
(*) The balance includes the interest accrued from TLTRO III operations which amounts to €191 million and €187 million for the six months ended June 30, 2022 and 2021 respectively (See Note 21.1).
32.2Interest expense
The breakdown of the balance under this heading in the accompanying condensed consolidated income statements is as follows:

Interest expense. Breakdown by origin (Millions of Euros)
	June 2022	June 2021
Financial liabilities held for trading	553	651
Financial liabilities designated at fair value through profit or loss	20	33
Financial liabilities at amortized cost	3,775	2,980
Adjustments of expense as a result of hedging transactions	(178)	(200)
Insurance activity	426	362
Cost attributable to pension funds	31	30
Other expense	225	150
Total	4,852	4,007
33.Dividend income
The balances for this heading in the accompanying condensed consolidated income statements correspond to dividends on shares and equity instruments other than those from shares in entities accounted for using the equity method, as per the breakdown below:

Dividend income (Millions of Euros)
	June 2022	June 2021
Non-trading financial assets mandatorily at fair value through profit or loss	13	59
Financial assets at fair value through other comprehensive income	63	66
Total	76	125

34.Fee and commission income and expense
The breakdown of the balance under these headings in the accompanying condensed consolidated income statements is as follows:

Fee and commission income. Breakdown by origin (Millions of Euros)
	June 2022	June 2021
Bills receivables	13	11
Demand accounts	233	199
Credit and debit cards and POS	1,610	1,181
Checks	81	64
Transfers and other payment orders	389	305
Insurance product commissions	128	109
Loan commitments given	123	111
Other commitments and financial guarantees given	200	178
Asset management	610	607
Securities fees	131	169
Custody securities	91	78
Other fees and commissions	354	299
Total	3,964	3,311
The breakdown of the balance under these headings in the accompanying condensed consolidated income statements is as follows:

Fee and commission expense. Breakdown by origin (Millions of Euros)
	June 2022	June 2021
Demand accounts	2	2
Credit and debit cards	851	612
Transfers and other payment orders	62	56
Commissions for selling insurance	33	25
Custody securities	48	25
Other fees and commissions	318	275
Total	1,314	996

35.Gains (losses) on financial assets and liabilities, hedge accounting and exchange differences, net
The breakdown of the balance under these headings, by source of the related items, in the accompanying condensed consolidated income statements is as follows:

Gains (losses) on financial assets and liabilities, hedge accounting and exchange differences, net (Millions of Euros)
	June 2022	June 2021
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	39	121
Financial assets at amortized cost	8	5
Other financial assets and liabilities	31	115
Gains (losses) on financial assets and liabilities held for trading, net	11	463
Reclassification of financial assets from fair value through other comprehensive income	—	—
Reclassification of financial assets from amortized cost	—	—
Other gains (losses)	11	463
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	(35)	280
Reclassification of financial assets from fair value through other comprehensive income	—	—
Reclassification of financial assets from amortized cost	—	—
Other gains (losses)	(35)	280
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	348	96
Gains (losses) from hedge accounting, net	16	(81)
Subtotal gains (losses) on financial assets and liabilities	379	878
Exchange differences, net	716	206
Total	1,095	1,084
The breakdown of the balance (excluding exchange rate differences) under this heading in the accompanying income statements by the nature of financial instruments is as follows:

Gains (losses) on financial assets and liabilities. Breakdown by nature of the financial instrument (Millions of Euros)
	June 2022	June 2021
Debt instruments	(1,354)	47
Equity instruments	(1,224)	1,207
Trading derivatives and hedge accounting	1,189	(810)
Loans and advances to customers	(100)	85
Customer deposits	179	42
Other	1,690	307
Total	379	878
36.Other operating income and expense
The breakdown of the balance under the heading “Other operating income” in the accompanying condensed consolidated income statements is as follows:

Other operating income (Millions of Euros)
	June 2022	June 2021
Gains from sales of non-financial services	135	168
Other operating income	161	172
Total	297	340

The breakdown of the balance under the heading “Other operating expense” in the accompanying condensed consolidated income statements is as follows:

Other operating expense (Millions of Euros)
	June 2022	June 2021
Change in inventories	62	83
Contributions to guaranteed banks deposits funds	490	401
Hyperinflation adjustment (*)	916	280
Other operating expense	335	232
Total	1,803	997
(*) It includes €554 million due to Turkey (see Note 2.1) and €360 million due to Argentina.
37.Income and expense from insurance and reinsurance contracts
The detail of the headings “Income and expense from insurance and reinsurance contracts” in the accompanying condensed consolidated income statements is as follows:

Income and expense from insurance and reinsurance contracts (Millions of Euros)
	June 2022	June 2021
Income from insurance and reinsurance contracts	1,537	1,350
Expense from insurance and reinsurance contracts	(908)	(909)
Total	629	441
38.Administration costs
38.1Personnel expense
The breakdown of the balance under this heading in the accompanying condensed consolidated income statements is as follows:

Personnel expense (Millions of Euros)
	Notes	June 2022	June 2021
Wages and salaries		2,001	1,823
Social security costs		354	333
Defined contribution plan expense	24	41	37
Defined benefit plan expense	24	20	27
Other personnel expense		171	152
Total		2,587	2,371
38.2Other administrative expense
The breakdown of the balance under this heading in the accompanying condensed consolidated income statements is as follows:

Other administrative expense. Breakdown by main concepts (Millions of Euros)
	June 2022	June 2021
Technology and systems	666	565
Communications	98	87
Advertising	129	101
Property, fixtures and materials	216	190
Taxes other than income tax	170	201
Surveillance and cash courier services	104	85
Other expense	433	383
Total	1,815	1,612

39.Depreciation and amortization
The breakdown of the balance under this heading in the accompanying condensed consolidated income statements is as follows:

Depreciation and amortization (Millions of Euros)
	June 2022	June 2021
Tangible assets	405	370
For own use	237	216
Right-of-use assets	166	152
Investment properties and other	2	2
Intangible assets	247	245
Total	652	615
40.Provisions or reversal of provisions
In the six months ended June 30, 2022 and 2021 the net provisions recognized in this condensed income statement line item were as follows:

Provisions or reversal of provisions (Millions of Euros)
	Notes	June 2022	June 2021
Pensions and other post-employment defined benefit obligations	24	(49)	90
Commitments and guarantees given		27	(17)
Pending legal issues and tax litigation		105	38
Other provisions (*)		29	817
Total		112	928
(*) In 2021, it included the agreement with the union representatives on the collective layoff procedure proposed for Banco Bilbao Vizcaya Argentaria, S.A. in Spain (see Note 23).
41.Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
The breakdown of impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification by the nature of those assets in the accompanying condensed consolidated income statements is as follows:

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification (Millions of Euros)
	Notes	June 2022	June 2021
Financial assets at fair value through other comprehensive income - Debt securities	12.4	50	(8)
Financial assets at amortized cost		1,391	1,587
Of which: recovery of written-off assets by cash collection		(192)	(225)
Total		1,441	1,580
42.Impairment or reversal of impairment on non-financial assets
The impairment losses on non-financial assets broken down by the nature of those assets in the accompanying condensed consolidated income statements are as follows:

Impairment or reversal of impairment on non-financial assets (Millions of Euros)
	June 2022	June 2021
Tangible assets (*)	(22)	158
Intangible assets	5	5
Others	17	33
Total	—	196
(*) In 2021, it included the impairment due to the closure of rented offices after the agreement with the union representatives on the collective layoff procedure proposed for Banco Bilbao Vizcaya Argentaria, S.A. in Spain (see Notes 16 and 23).

43.Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations
The breakdown of the balance under this heading in the accompanying condensed consolidated income statements is as follows:

Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations (Millions of Euros)
	June 2022	June 2021
Gains on sale of real estate	53	(9)
Impairment of non-current assets held for sale (*)	(173)	(75)
Gains (losses) on sale of investments classified as non-current assets held for sale	—	10
Total	(120)	(73)
(*) In 2022 it includes the closing of the transaction with Merlin Properties for which 100% of the shares of Tree Inversiones Inmobiliarias, SOCIMI, S.A. were acquired by BBVA Group (see Note 16). In 2021, it included the impairment due to the closure of owned offices and the decommissioning of facilities after the agreement with the union representatives on the collective layoff procedure proposed for Banco Bilbao Vizcaya Argentaria, S.A. in Spain (see Notes 20 and 23).
44.Related-party transactions
As financial institutions, BBVA and other entities in the Group engage in transactions with related parties in the normal course of their business. All of these transactions are not material and are carried out under normal market conditions. As of June 30, 2022 and December 31, 2021, the transactions with related parties are the following:
44.1    Transactions with significant shareholders
As of June 30, 2022 and December 31, 2021 there were no shareholders considered significant (see Note 25).
44.2    Transactions with BBVA Group entities
The balances of the main captions in the accompanying condensed consolidated balance sheets arising from the transactions carried out by the BBVA Group with associates and joint venture entities accounted for using the equity method are as follows:

Balances arising from transactions with entities of the Group (Millions of Euros)
	June 2022	December 2021
Assets
Loans and advances to credit institutions	—	9
Loans and advances to customers	2,125	2,031
Debt securities	8	7
Liabilities
Deposits from credit institutions	2	1
Customer deposits	202	296
Memorandum accounts
Financial guarantees given	156	154
Other commitments given	756	1,056
Loan commitments given	11	11
The balances of the main aggregates in the accompanying condensed consolidated income statements resulting from transactions with associates and joint venture entities are as follows:

Balances of consolidated income statement arising from transactions with entities of the Group (Millions of Euros)
	June 2022	June 2021
Income statement
Interest and other income	10	9
Fee and commission income	3	4
Fee and commission expense	18	12
There were no other material effects in the Consolidated Financial Statements arising from dealings with these entities, other than the effects from using the equity method (see Note 2.1 to the consolidated financial statements of 2021) and from the insurance policies to cover pension or similar commitments (see Note 25 to the consolidated financial statements of 2021) and the derivatives transactions arranged by BBVA Group with these entities, associates and joint ventures.
In addition, as part of its regular activity, the BBVA Group has entered into agreements and commitments of various types with shareholders of subsidiaries and associates, which have no material effects on the accompanying Consolidated Financial Statements.

44.3    Transactions with members of the Board of Directors and Senior Management
The transactions entered into between BBVA or its Group companies with members of the Board of Directors and Senior Management of the Bank or their related parties were within the scope of the ordinary course of business of the Bank and were immaterial, defined as transactions the disclosure of which is not necessary to present a true and fair view of the Bank's equity, financial position and results, and were concluded on normal markets terms or on terms applicable to the rest of employees.
The amount and nature of the main transactions carried out with members of the Board of Directors and Senior Management of the Bank, or their respective related parties, are shown below.

Balance (thousands of Euros)
	30th June 2022				31st December 2021
	Directors	Related parties of Directors	Senior Management (*)	Related parties of Senior Management	Directors	Related parties of Directors	Senior Management (*)	Related parties of Senior Management
Loans and credits	774	2,018	6,425	786	765	207	5,419	573
Bank guarantees	—	—	10	—	—	—	10	—
Business credit	—	—	—	—	—	—	—	—
(*) Excluding executive directors
The information on the remuneration and other benefits for the members of the BBVA Board of Directors and Senior Management is included in Note 45.
45.    Remuneration and other benefits for the Board of Directors and members of the Bank's Senior Management
Note 54 of the BBVA Group's Consolidated Annual Financial Statements Report for the year ended December 31, 2021 includes a detail of the remuneration and other benefits paid to the members of the Bank's Board of Directors and Senior Management, including a description of the remuneration policy and system applicable to them, as well as information on the conditions for receiving remuneration and other benefits for that year. All of it, in accordance with the BBVA Directors Remuneration Policy applicable to the remunerations of 2021, 2022 and 2023 financial years, which was approved by the Bank's Annual General Meeting, held on April 20, 2021.
Below is the information on the remuneration and other benefits of the members of the Board of Directors and Bank's Senior Management for the first half of 2022 and 2021, in application of these remuneration policies and systems.
Remuneration of non-executive directors
The remuneration accrued by non-executive directors during the first half of 2022 and 2021 is shown below, individualized:

Remuneration for non-executive directors (thousands of Euros)
	Board of Directors	Executive Committee	Audit Committee	Risk and Compliance Committee	Remuneration Committee	Appointments and Corporate Governance Committee	Technology and Cybersecurity Committee	Other positions (*)	Total
									June 2022	June 2021
José Miguel Andrés Torrecillas	64	83	33	—	—	58	—	25	263	263
Jaime Caruana Lacorte	64	83	83	53	—	—	—	—	284	284
Raúl Galamba de Oliveira	64	—	—	53	—	—	21	13	153	139
Belén Garijo López	64	—	33	—	54	23	—	—	174	174
Connie Hedegaard (**)	43	—	—	—	—	—	—	—	43	—
Lourdes Máiz Carro	64	—	33	—	21	—	—	—	119	119
José Maldonado Ramos	64	83	—	—	—	23	—	—	171	171
Ana Peralta Moreno	64	—	33	—	21	—	—	—	119	119
Juan Pi Llorens	64	—	—	107	—	23	21	27	243	256
Ana Revenga Shanklin	64	—	—	53	—	—	7	—	125	118
Susana Rodríguez Vidarte	64	83	—	53	—	23	—	—	224	224
Carlos Salazar Lomelín	64	—	—	—	21	—	—	—	86	86
Jan Verplancke	64	—	—	—	21	—	21	—	107	107
Total (***)	815	333	215	321	139	150	71	65	2,111	2,061
(*) Amounts accrued by José Miguel Andrés Torrecillas in his capacity as Deputy Chair of the Board of Directors, by Juan Pi Llorens in his capacity as Lead Director (until April 28, 2022), and by Raúl Galamba de Oliveira (since his appointment as Lead Director on April 28, 2022).
(**) Director appointed by the General Shareholders Meeting on March 18, 2022. Accrued compensation from the date of acceptance of the position.
(***) Includes amounts corresponding to the position as member of the Board of Directors and the various committees.

Likewise, Sunir Kumar Kapoor, who ceased to hold office as director on March 18, 2022, accrued a total of €43 thousand in the first quarter of 2022 and a total of €86 thousand in the first half of 2021 for his membership on the Board of Directors and the various Board Committees.
Additionally, Carlos Salazar Lomelín accrued a total of €54 thousand8 in the first half of 2022 and a total of €52 thousand9 in the first half of 2021 as attendance fees for his membership in the management body of BBVA Bancomer, S.A. de C.V. and Grupo Financiero BBVA México, S.A. de C.V. and in the BBVA México Strategy Forum.
In addition, €110 thousand and €97 thousand of health and accident insurance premiums were accrued in favor of non-executive directors in the first half of 2022 and 2021, respectively.
Remuneration system with deferred delivery of shares of non-executive directors
In the first half of fiscal years 2022 and 2021, the following “theoretical shares” were allocated derived from the remuneration system with deferred delivery of shares for non-executive directors. The shares, if applicable, will be delivered to each beneficiary upon termination of his or her service as a director for any reason other than a serious breach of duty:

	June 2022		June 2021
	Theoretical shares assigned	Theoretical shares accumulated at June 30	Theoretical shares assigned	Theoretical shares accumulated at June 30
José Miguel Andrés Torrecillas	19,253	118,025	22,860	98,772
Jaime Caruana Lacorte	20,733	77,705	25,585	56,972
Raúl Galamba de Oliveira	10,177	19,677	9,500	9,500
Belén Garijo López	12,741	90,589	15,722	77,848
Lourdes Máiz Carro	8,696	64,356	10,731	55,660
José Maldonado Ramos	12,493	136,477	15,416	123,984
Ana Peralta Moreno	8,696	35,092	10,731	26,396
Juan Pi Llorens	18,703	134,599	23,079	115,896
Ana Revenga Shanklin	8,611	16,179	7,568	7,568
Susana Rodríguez Vidarte	16,400	177,775	20,237	161,375
Carlos Salazar Lomelín	6,270	11,912	5,642	5,642
Jan Verplancke	7,835	29,251	9,024	21,416
Total (*)	150,608	911,637	176,095	761,029
(*) The number of “theoretical shares” allocated to each non-executive director in 2022 and 2021 is equal to 20% of the total annual fixed allowance in cash received by each of them in 2021 and 2020, respectively, based on the average of the closing prices of BBVA shares during the 60 trading sessions preceding the General Shareholders' Meetings of March 18, 2022 and April 20, 2021, which were €5.47 and €4.44 per share, respectively.
In addition, during the first half of 2022 and 2021, 6,270 and 7,737 “theoretical shares”, respectively, were allocated to Sunir Kumar Kapoor, who ceased to hold office as a director on March 18, 2022. Applying the system, this director received a total of 36,922 BBVA shares after he ceased to hold office at a price of €5.43 per share, corresponding to the sum of the “theoretical shares” accumulated up to that date.
Remuneration of executive directors
The remuneration accrued by executive directors during the first half of 2022 and 2021 is shown below, individualized and itemized:

Annual Fixed Remuneration (thousands of Euros)
	June 2022	June 2021
Chair	1,462	1,462
Chief Executive Officer (*)	1,090	1,090
Total	2,551	2,551
(*) In addition, in the first half of 2022 and 2021, the Chief Executive Officer accrued, each financial year, an amount of €327 thousand as cash in lieu of pension and €300 thousand as mobility allowance, in accordance with the contractual terms and conditions and the BBVA Directors' Remuneration Policy in force at the time.
The accrual and award of the Annual Variable Remuneration (hereinafter, "AVR") takes place, if so, once the financial year has ended, and therefore, no amount is shown for the first half of 2022 and 2021.
In 2023, the amount of Annual Variable Remuneration for 2022 will be determined, and if the conditions are met, the Initial Portion (40%) will be paid in the first half of the 2023 financial year. All this, in accordance with the rules applicable to the Annual Variable Remuneration set out in the BBVA Directors' Remuneration Policy.
With regard to the Annual Variable Remuneration for 2021, the Initial Portion (40%) was paid in the first half of 2022 in equal parts in cash and BBVA shares (€849 thousand and 159,235 shares in the case of the Chair and €645 thousand and 120,977 shares in the case of the Chief Executive Officer). The remaining 60% has been deferred (40% in cash and 60% in shares) for a period of 5 years (Deferred Portion) and, if the conditions are met, will be paid out after each of the 5 years of deferral on a pro rata basis equal to 20% of the Deferred Portion each year. The Deferred Portion may be reduced, but never increased, depending on the results of the multi-year performance indicators, determined by the Board of Directors at the beginning of 2021. At the end of the year corresponding to the third year of the deferral, the result of the multi-year performance indicators will determine the ex-post adjustments, if any, to be made to the amount of the Deferred Portion not yet paid. All of this, subject to the rules for Annual Variable Remuneration set forth in the BBVA Directors' Remuneration Policy.
8 Amount in euros calculated using the average MXN/EUR exchange rate for the month of June 2022.
9 Amount in euros calculated using the average MXN/EUR exchange rate for the month of June 2021.

In addition, in the first half of 2022, the executive directors received the remuneration corresponding to the Deferred AVR for 2018 financial year, whose payment was due in 2022, together with the update of the cash portion (€364 thousand and 107,386 shares in the case of the Chair and €332 thousand and 61,282 shares in the case of the Chief Executive Officer). In addition, the Chair has received, during the first half of 2022, the remuneration corresponding to the second payment of the Deferred AVR for 2017 financial year, together with the update of the cash portion (€146 thousand and 27,898 shares). These remunerations generated during the exercise of his previous positions as Chief Executive Officer and President & CEO of BBVA USA, respectively.
In addition, in the first half of 2022 and 2021, remuneration in kind for the executive directors, including insurance and other premiums, accrued for a joint total of €411 thousand and €458 thousand, respectively, of which €259 thousand and €304 thousand correspond to the Chair, and €151 thousand and €154 thousand to the CEO.
Pension commitments with executive directors

Executive directors (thousands of Euros)
	Contributions (*)				Accumulated funds
	Retirement		Death and disability
	June 2022	June 2021	June 2022	June 2021	June 2022	June 2021
Chair	232	121	237	287	22,973	24,053
Chief Executive Officer	—	—	143	147	—	—
Total	232	121	379	435	22,973	24,053
(*) Contributions recognized to settle pension obligations entered into with executive directors in the pro rata portion of the first half of 2022 and 2021. In the case of the Chair, these correspond to the sum of the annual contribution to the retirement pension and the adjustment of the portion considered as “discretionary pension benefits” for 2021 and 2020, whose contribution corresponded in 2022 and 2021, respectively, as well as death and disability premiums. In the case of the Chief Executive Officer, the contributions shown represent solely the insurance premiums paid by the Bank in the first half of 2022 and 2021 for the death and disability contingencies, as there are no pension obligations for retirement contingency in his case.
Remuneration of members of Senior Management
The remuneration of the whole of Senior Management, excluding executive directors, for the first half of 2022 and 2021 (16 members with such status as of June 30, 2022 and 15 members with such status as of June 30, 2021) is set forth below by remuneration item:

Fixed remuneration (thousands of Euros)
	June 2022	June 2021
Senior Management Total	8,966	7,319
The accrual and award of the Annual Variable Remuneration takes place, if so, once the financial year has ended and, therefore, no amount is shown for the first half of 2022 and 2021.
In 2023, the amount of Annual Variable Remuneration for fiscal year 2022 will be determined, and if the conditions are met, the Initial Portion (40%) will be paid in the first half of the 2023 financial year. All this in accordance with the rules applicable to the Annual Variable Remuneration of members of Senior Management established in the BBVA Group General Remuneration Policy.
With regard to the Annual Variable Remuneration for 2021, the Initial Portion (40%) was paid in the first half of 2022, in equal parts in cash and in BBVA shares, amounting to a total of €1,849 thousand and 346,106 shares for the members of Senior Management as a whole. The remaining 60% has been deferred (40% in cash and 60% in shares) for a period of 5 years (Deferred Portion) and, if the conditions are met, will be paid out after each of the 5 years of deferral on a pro rata basis equal to 20% of the Deferred Portion each year. The Deferred Portion may be reduced, but never increased, depending on the results of the multi-year performance indicators, determined by the Board of Directors at the beginning of 2021. At the end of the year corresponding to the third year of the deferral, the result of the multi-year performance indicators will determine the ex-post adjustments, if any, to be made to the amount of the Deferred Portion not yet paid. All of this, subject to the rules for Annual Variable Remuneration set forth in the BBVA Group General Remuneration Policy.
In addition, in the first half of 2022, the members of Senior Management who were beneficiaries received the remuneration corresponding to the Deferred AVR for 2018 and 2017 financial years whose payment corresponded in 2022, together with their update of the cash portion. In particular, a total of €697 thousand and 177,104 shares corresponding to the Deferred AVR 2018 and a total of €158 thousand and 29,267 shares corresponding to the Deferred AVR 2017 has been paid to the whole of the members of Senior Management.
In addition, in the first half of 2022 and 2021, remuneration in kind in favor of the whole of the members of Senior Management, including insurance premiums and others, accrued for a joint total of €831 thousand and €780 thousand, respectively.
Pension commitments with members of Senior Management

Senior Management (thousands of Euros)
	Contributions (*)				Accumulated funds
	Retirement		Death and disability
	June 2022	June 2021	June 2022	June 2021	June 2022	June 2021
Senior Management Total	1,875	1,332	730	612	28,076	24,296
(*) Contributions recorded to meet pension obligations entered into with Senior Management, in the pro rata portion of the first half of 2022 and 2021, equal to the sum of the annual pension contributions and adjustments to the portion considered “discretionary pension benefits” for 2021 and 2020, whose contribution corresponded in 2022 and 2021, respectively, and the insurance premiums paid by the Bank for death and disability contingencies.

Payments for the termination of the contractual relationship
In accordance with BBVA's Directors' Remuneration Policy, the Bank has no commitments to make severance payments to executive directors.
With respect to Senior Management, no amount has been accrued for payments arising from the termination of the contractual relationship in the first half of 2022 and 2021.
46.Subsequent events
From July 1 to July 21, 2022, Citigroup Global Markets Europe AG, acting as lead manager for the Second Segment of the Second Tranche, has acquired 63,750,000 BBVA shares (see Note 4).
From July 1, 2022 to the date of preparation of these Consolidated Financial Statements, no subsequent events requiring disclosure in these interim Consolidated Financial Statements have taken place that significantly affect the Group’s earnings or its consolidated equity position.

Appendices

APPENDIX I. Quantitative information on refinancing and restructuring operations and other requirements under Bank of Spain Circular 6/2012
a.Quantitative information on refinancing and restructuring operations
The breakdown of refinancing and restructuring operations as of June 30, 2022 and December 31, 2021, is as follows:

	JUNE 2022 BALANCE OF FORBEARANCE (Millions of Euros)
	TOTAL
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	—	—	—	—	—	—	—
General Governments	58	44	24	10	6	—	(11)
Other financial corporations and individual entrepreneurs (financial business)	329	40	25	6	2	2	(17)
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	53,866	6,679	9,537	3,329	1,815	53	(3,379)
Of which: financing the construction and property (including land)	363	492	1,186	609	217	1	(527)
Other households (*)	250,410	1,656	91,382	5,673	4,391	20	(1,642)
Total	304,663	8,419	100,968	9,018	6,214	75	(5,049)
	Of which: IMPAIRED
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	—	—	—	—	—	—	—
General Governments	28	26	23	9	6	—	(10)
Other financial corporations and individual entrepreneurs (financial business)	249	18	14	5	1	2	(14)
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	40,981	3,626	6,486	1,759	718	7	(2,854)
Of which: financing the construction and property (including land)	320	482	840	391	113	—	(487)
Other households (*)	126,823	954	37,935	2,618	1,735	4	(1,420)
Total	168,081	4,625	44,458	4,392	2,459	13	(4,298)
(*) Number of operations does not include Garanti BBVA.
Includes mortgage-backed real estate operations with loan to value ratio of greater than 1, and secured operations, other than transactions secured by real estate mortgage regardless of their loan to value ratio.

	DECEMBER 2021 BALANCE OF FORBEARANCE (Millions of Euros)
	TOTAL
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	—	—	—	—	—	—	—
General Governments	59	63	32	22	15	—	(11)
Other financial corporations and individual entrepreneurs (financial business)	377	30	25	2	2	—	(6)
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	99,852	6,590	11,417	3,552	2,108	45	(3,196)
Of which: financing the construction and property (including land)	739	155	1,785	486	322	—	(513)
Other households (*)	275,927	1,813	96,312	5,877	4,473	25	(1,622)
Total	376,215	8,496	107,786	9,453	6,599	70	(4,834)
	Of which: IMPAIRED
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	—	—	—	—	—	—	—
General Governments	29	29	23	10	6	—	(10)
Other financial corporations and individual entrepreneurs (financial business)	255	11	17	1	1	—	(5)
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	74,054	3,701	7,423	1,799	855	10	(2,639)
Of which: financing the construction and property (including land)	592	148	1,229	320	179	—	(464)
Other households (*)	143,791	948	39,962	2,701	1,799	3	(1,377)
Total	218,129	4,689	47,425	4,512	2,661	13	(4,031)
(*) Number of operations does not include Garanti BBVA.
Includes mortgage-backed real estate operations with loan to value ratio of greater than 1, and secured operations, other than transactions secured by real estate mortgage regardless of their loan to value ratio.
In addition to the restructuring and refinancing transactions mentioned in this section, loans that were not considered impaired or renegotiated have been modified based on the criteria set out in the accounting regulation that applies. These loans have not been classified as renegotiated or impaired, since they were modified for commercial or competitive reasons (for instance, to improve relationships with clients) rather than for economic or legal reasons relating to the borrower's financial situation.
The table below provides a breakdown by segments of the forbearance operations (net of provisions) as of June 30, 2022 and December 31, 2021:

Forbearance operations. Breakdown by segments (Millions of Euros)
	June 2022	December 2021
Credit institutions	—	—
Central governments	43	74
Other financial corporations and individual entrepreneurs (financial activity)	30	26
Non-financial corporations and individual entrepreneurs (non-financial activity)	6,629	6,946
Of which: Financing the construction and property development (including land)	574	128
Households	5,687	6,068
Total carrying amount	12,388	13,114

NPL ratio by type of renegotiated loan
The non-performing ratio of the renegotiated portfolio is defined as the impaired balance of renegotiated loans that shows signs of difficulties as of the closing of the reporting period, divided by the total payment outstanding in that portfolio.
As of June 30, 2022 and December 31, 2021, the non-performing ratio for each of the portfolios of renegotiated loans is as follows:

December 2021. NPL ratio renegotiated loan portfolio
	June 2022	December 2021
General governments	66%	45%
Commercial	54%	54%
Of which: Construction and developer	79%	73%
Other consumer	49%	47%
b.Qualitative information on the concentration of risk by activity and guarantees

June 2022 (Millions of Euros)
				Loans to customers. Loan to value
	Total (*)	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	20,957	312	4,940	1,154	1,548	275	2,231	45
Other financial institutions and individual entrepreneurs	16,455	251	8,665	166	153	546	4,814	3,237
Non-financial institutions and individual entrepreneurs	165,079	25,359	6,334	10,051	6,943	4,457	3,580	6,662
Construction and property development	5,427	3,604	97	1,310	1,080	709	289	313
Construction of civil works	6,360	645	292	283	190	100	42	322
Other purposes	153,293	21,109	5,945	8,457	5,673	3,648	3,249	6,027
Large companies	96,410	7,195	3,965	3,364	1,539	1,236	1,604	3,418
SMEs (**) and individual entrepreneurs	56,882	13,915	1,979	5,093	4,134	2,412	1,646	2,609
Rest of households and NPISHs (***)	149,658	94,895	1,898	19,971	23,867	30,962	15,519	6,474
Housing	96,765	93,492	131	19,413	23,476	30,663	14,026	6,045
Consumption	46,568	477	1,534	218	191	126	1,297	179
Other purposes	6,325	926	233	340	200	173	196	250
TOTAL	352,149	120,817	21,838	31,341	32,512	36,240	26,144	16,418
MEMORANDUM ITEM:
Forbearance operations (****)	12,388	7,013	131	1,695	1,334	1,533	1,120	1,461
(*) The amounts included in this table are net of loss allowances.
(**) Small and medium enterprises
(***) Non-profit institutions serving households.
(****) Net of provisions.

December 2021 (Millions of Euros)
				Loans to customers. Loan to value
	Total (*)	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	19,928	324	1,907	472	834	129	783	14
Other financial institutions and individual entrepreneurs	20,711	219	14,495	153	575	2,933	10,151	901
Non-financial institutions and individual entrepreneurs	146,988	22,945	3,842	8,074	6,361	4,679	2,407	5,266
Construction and property development	5,091	3,594	79	1,203	1,055	675	278	462
Construction of civil works	6,614	625	259	252	194	96	51	291
Other purposes	135,284	18,726	3,504	6,620	5,112	3,908	2,077	4,513
Large companies	84,147	6,208	2,197	2,327	1,420	1,680	632	2,346
SMEs (**) and individual entrepreneurs	51,137	12,518	1,307	4,292	3,692	2,228	1,445	2,167
Rest of households and NPISHs (***)	141,007	93,384	1,757	19,716	23,528	29,555	15,339	7,003
Housing	95,199	92,030	132	19,120	23,175	29,258	13,982	6,628
Consumption	41,798	416	1,421	245	172	119	1,176	126
Other purposes	4,010	938	203	352	181	178	181	250
TOTAL	328,635	116,872	22,001	28,415	31,298	37,295	28,679	13,185
MEMORANDUM ITEM:
Forbearance operations (****)	13,114	7,513	98	1,611	1,460	1,600	1,176	1,765
(*) The amounts included in this table are net of loss allowances.
(**) Small and medium enterprises
(***) Non-profit institutions serving households.
(****) Net of provisions.
c.Information on the concentration of risk by activity and geographical area

June 2022 (Millions of Euros)
	TOTAL (*)	Spain	European Union Other	America	Other
Credit institutions	175,030	53,515	39,000	51,303	31,212
General governments	132,544	55,390	16,850	44,870	15,433
Central Administration	111,136	40,893	16,480	39,040	14,723
Other	21,408	14,497	370	5,830	711
Other financial institutions	44,280	8,405	11,507	14,967	9,402
Non-financial institutions and individual entrepreneurs	227,483	81,022	22,912	75,756	47,794
Construction and property development	8,800	2,742	627	2,001	3,429
Construction of civil works	10,324	5,934	1,060	1,153	2,177
Other purposes	208,359	72,345	21,224	72,602	42,188
Large companies	145,591	45,196	20,622	48,593	31,179
SMEs and individual entrepreneurs	62,769	27,149	603	24,009	11,009
Other households and NPISHs	150,550	91,035	2,662	47,992	8,862
Housing	96,766	72,143	1,564	21,353	1,706
Consumer	46,568	14,021	216	25,484	6,848
Other purposes	7,216	4,871	882	1,155	308
TOTAL	729,887	289,366	92,930	234,887	112,703
(*) The definition of risk for the purpose of this statement includes the following items on the public balance sheet: “Loans and advances to credit institutions”, “Loans and advances”, “Debt securities”, “Equity instruments”, “Other equity securities”, “Derivatives and hedging derivatives”, “Investments in subsidiaries, joint ventures and associates” and “Guarantees given”. The amounts included in this table are net of loss allowances.

December 2021 (Millions of Euros)
	TOTAL(*)	Spain	European Union Other	America	Other
Credit institutions	153,178	46,282	35,157	37,840	33,898
General governments	122,518	53,621	15,822	41,510	11,564
Central Administration	101,719	38,601	15,451	36,397	11,269
Other	20,799	15,020	371	5,113	295
Other financial institutions	44,470	9,988	16,039	11,474	6,969
Non-financial institutions and individual entrepreneurs	211,437	77,227	25,485	64,123	44,602
Construction and property development	8,594	3,029	662	2,050	2,853
Construction of civil works	10,345	5,641	1,210	1,030	2,465
Other purposes	192,498	68,557	23,614	61,044	39,284
Large companies	136,229	42,462	23,133	40,931	29,703
SMEs and individual entrepreneurs	56,269	26,095	481	20,113	9,581
Other households and NPISHs	141,747	89,769	2,715	40,819	8,444
Housing	95,200	73,145	1,645	18,455	1,955
Consumer	41,799	13,431	745	21,399	6,224
Other purposes	4,749	3,193	325	966	265
TOTAL	673,350	276,887	95,218	195,768	105,477
(*) The definition of risk for the purpose of this statement includes the following items on the public balance sheet: “Loans and advances to credit institutions”, “Loans and advances”, “Debt securities”, “Equity instruments”, “Other equity securities”, “Derivatives and hedging derivatives”, “Investments in subsidiaries, joint ventures and associates” and “Guarantees given”. The amounts included in this table are net of loss allowances.
This appendix is an integral part of the Note 6.2 of the Consolidated Financial Statement for the six months ended June 30, 2022.

APPENDIX II. Additional information on risk concentration
Quantitative information on activities in the real-estate market in Spain
The following quantitative information on real-estate activities in Spain has been prepared using the reporting models required by Bank of Spain Circular 5/2011, of November 30.
Lending for real estate development of the loans as of June 30, 2022, and December 31, 2021 is shown below:

Financing Allocated by credit institutions to Construction and Real Estate Development and lending for house purchase (Millions of Euros)
	Gross amount		Drawn over the guarantee value		Accumulated impairment
	June 2022	December 2021	June 2022	December 2021	June 2022	December 2021
Financing to construction and real estate development (including land) (Business in Spain)	1,962	2,123	365	455	(183)	(197)
Of which: Impaired assets	271	337	89	132	(135)	(142)
Memorandum item:
Write-offs	2,099	2,155
Memorandum item:
Total loans and advances to customers, excluding the General Governments (Business in Spain) (book Value)	163,953	168,734
Total consolidated assets (total business) (book value)	715,294	662,885
Impairment and provisions for normal exposures	(5,027)	(4,610)
The following is a description of the real estate credit risk based on the types of associated guarantees:

Financing allocated by credit institutions to construction and real estate development and lending for house purchase (Millions of Euros)
	June 2022	December 2021
Without secured loan	220	248
With secured loan	1,742	1,875
Terminated buildings	1,001	1,172
Homes	791	936
Other	210	235
Buildings under construction	548	517
Homes	532	509
Other	16	8
Land	193	186
Urbanized land	127	124
Rest of land	66	62
Total	1,962	2,123
The table below provides the breakdown of the financial guarantees given as of June 30, 2022 and December 31, 2021:

Financial guarantees given (Millions of Euros)
	June 2022	December 2021
Houses purchase loans	52	56
Without mortgage	3	3
The information on the retail mortgage portfolio risk (housing mortgage) as of June 30, 2022 and December 31, 2021 is as follows:

Financing allocated by credit institutions to construction and Real Estate development and lending for house purchase (Millions of Euros)
	Gross amount		Of which: impaired loans
	June 2022	December 2021	June 2022	December 2021
Houses purchase loans	73,062	74,094	2,548	2,748
Without mortgage	1,649	1,631	10	13
With mortgage	71,412	72,463	2,538	2,735

The loan to value (LTV) ratio of the above portfolio is as follows:

LTV breakdown of mortgage to households for the purchase of a home (business in Spain) (Millions of Euros)
	Total risk over the amount of the last valuation available (Loan to value-LTV)
	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%	Total
Gross amount June 30, 2022	15,390	18,070	23,380	9,263	5,309	71,412
Of which: Impaired loans	240	350	475	461	1,013	2,538
Gross amount December 31, 2021	15,189	18,107	22,782	9,935	6,449	72,463
Of which: Impaired loans	216	327	462	483	1,246	2,735
Outstanding home mortgage loans as of June 30, 2022 and December 31, 2021 had an average LTV of 45.6% and 46.0%, respectively.
The breakdown of foreclosed, acquired, purchased or exchanged assets from debt from loans relating to business in Spain, as well as the holdings and financing to non-consolidated entities holding such assets is as follows:

Information about Assets Received in Payment of Debts (business in Spain) (Millions of Euros)
	Gross Value		Provisions		Of which: Valuation adjustments on impaired assets, from the time of foreclosure		Carrying amount
	June 2022	December 2021	June 2022	December 2021	June 2022	December 2021	June 2022	December 2021
Real estate assets from loans to the construction and real estate development sectors in Spain	599	654	(391)	(407)	(219)	(214)	208	247
Terminated buildings	152	196	(78)	(94)	(40)	(44)	74	102
Homes	63	87	(30)	(39)	(12)	(17)	33	48
Other	89	109	(48)	(55)	(28)	(27)	41	54
Buildings under construction	22	23	(17)	(17)	(8)	(6)	5	6
Homes	21	22	(16)	(16)	(8)	(6)	5	6
Other	1	1	(1)	(1)	—	—	—	—
Land	426	435	(297)	(296)	(171)	(164)	129	139
Urbanized land	392	406	(278)	(281)	(158)	(153)	114	125
Rest of land	33	29	(18)	(15)	(13)	(11)	15	14
Real estate assets from mortgage financing for households for the purchase of a home	904	970	(492)	(520)	(151)	(154)	412	450
Rest of foreclosed real estate assets	477	494	(264)	(264)	(62)	(62)	213	230
Equity instruments, investments and financing to non-consolidated companies holding said assets	689	708	(430)	(449)	(391)	(410)	259	259
Total	2,670	2,828	(1,578)	(1,641)	(823)	(840)	1,092	1,187

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:

/s/ Rafael Salinas Martínez de Lecea
Name:	Rafael Salinas Martínez de Lecea
Title:	Chief Financial Officer
Date:	July 29, 2022